   As filed with the Securities and Exchange Commission on February 14, 2000
                                                     Registration No. [333-    ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                ----------------

                                Radio One, Inc.
             (Exact name of Registrant as specified in its charter)

                                ----------------

         Delaware                 52-1166660                   4832
     (State or other            (I.R.S. Employer        (Primary Standard
     jurisdiction of          Identification No.)    Industry Classification
     incorporation or                                        Number)
      organization)
                    5900 Princess Garden Parkway, 8th Floor
                                Lanham, MD 20706
                           Telephone: (301) 306-1111
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ----------------

                             ALFRED C. LIGGINS, III
                     Chief Executive Officer and President
                                Radio One, Inc.
                    5900 Princess Garden Parkway, 8th Floor
                                Lanham, MD 20706
                           Telephone: (301) 306-1111
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:

        RICHARD L. PERKAL, ESQ.               ANTOINETTE COOK BUSH, ESQ.
            Kirkland & Ellis                  STEPHEN W. HAMILTON, ESQ.
       655 Fifteenth Street, N.W.     Skadden, Arps, Slate, Meagher & Flom LLP
         Washington, D.C. 20005                1440 New York Avenue, N.W.
       Telephone: (202) 879-5000                 Washington, D.C. 20005
                                               Telephone: (202) 371-7000


                                ----------------

  Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

                                                                     Proposed
                                                      Proposed       maximum
                                       Amount         maximum       aggregate      Amount of
     Title of each Class of             to be      offering price    offering     registration
   Securities to be Registered     registered(/1/) per share(/2/)   price(/2/)        fee
----------------------------------------------------------------------------------------------
Class A Common Stock, par value       5,500,000
 $0.001 per share................      Shares          $85.75      $471,625,000   $124,509.00
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Includes 500,000 shares that the underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457(f)(2) based on the average high and low sale price per share of class A common stock on The Nasdaq Stock Market's National Market on February 10, 2000.

                                ----------------

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2000

                                5,000,000 Shares

                              [LOGO OF RADIO ONE]

                              Class A Common Stock

                                   ---------

  We are selling 5,000,000 shares of class A common stock.

  Our class A common stock is traded on The Nasdaq Stock Market's National Market under the symbol "ROIA." The last reported sale price for our class A common stock on February 11, 2000 was $83.00 per share.

  The underwriters have an option to purchase a maximum of 500,000 additional shares to cover over-allotments of shares.

  Investing in our class A common stock involves risks. See "Risk Factors" on page 7.

                                                   Underwriting
                                  Price to         Discounts and         Proceeds to
                                   Public           Commissions           Radio One
                                  --------         -------------         -----------
Per Share...................        $                  $                    $
Total.......................       $                  $                    $

  Delivery of the shares of class A common stock will be made on or about
 , 2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston
                                                       Deutsche Banc Alex. Brown

                 The date of this prospectus is         , 2000.

[Map of Eastern U.S. with ROI radio station logos, call signs and frequencies.]

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    7
Use of Proceeds.....................   12
Dividend Policy.....................   12
Price Range of Our Class A Common
 Stock..............................   13
Capitalization......................   14
Recent and Pending Transactions.....   15
Unaudited Pro Forma Consolidated
 Financial Information..............   17
Selected Historical Consolidated
 Financial Data.....................   27
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   29
Business............................   39

                                      Page
                                      ----
Management..........................   60
Certain Relationships and Related
 Transactions.......................   65
Principal Stockholders..............   67
Description of Capital Stock........   69
Description of Indebtedness.........   71
Shares Eligible for Future Sale.....   73
Underwriting........................   75
Notice to Canadian Residents........   77
Legal Matters.......................   78
Experts.............................   78
Where You Can Find Additional
 Information........................   78
Index to Financial Statements.......  F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

   Radio One's principal executive offices are located at 5900 Princess Garden Parkway, 8th Floor, Lanham, MD 20706, and our telephone number is (301) 306-1111.

                               PROSPECTUS SUMMARY

   This summary contains a general discussion of our business, this offering and summary financial information. We encourage you to read the entire prospectus for a more complete understanding of Radio One and this offering. Except where otherwise noted, all share numbers and per share data in this prospectus give effect to the capitalization transactions described in "Capitalization." Unless otherwise indicated, all information in this prospectus assumes that the underwriters' over-allotment option will not be exercised.

                                RADIO ONE, INC.

Introduction

   We were founded in 1980 and are the largest radio broadcasting company in the United States primarily targeting African-Americans. After we complete our pending acquisitions, we will own 27 radio stations. Twenty-six of these stations (nineteen FM and seven AM) are in nine of the top 20 African-American radio markets: Washington, D.C., Baltimore, Atlanta, Philadelphia, Detroit, Cleveland, St. Louis, Richmond and Boston. Our strategy is to expand within our existing markets and into new markets that have a significant African-American presence. We believe radio broadcasting primarily targeting African-Americans has significant growth potential. We also believe that we have a competitive advantage in the African-American market, and the radio industry in general, due to our focus on formats primarily targeting African-American audiences, our skill in programming and marketing these formats, and our turnaround expertise.

   The radio stations that we owned or managed as of September 30, 1999, grouped by market, were ranked in the top three in their markets in combined audience and revenue share among radio stations primarily targeting African-Americans. Due to successful implementation of our business strategy, our net broadcast revenue, broadcast cash flow and after-tax cash flow have grown significantly:

  . Same station net broadcast revenue increased 30.6% from year-end 1997 to year-end 1998 and 27.2% for the nine months ended September 30, 1999, compared to the same period in 1998.

  . Same station broadcast cash flow increased 50.4% from year-end 1997 to year-end 1998 and 32.9% for the nine months ended September 30, 1999, compared to the same period in 1998.

  . After-tax cash flow increased 152.6% from year-end 1997 to year-end 1998 and 75.0% for the nine months ended September 30, 1999, compared to the same period in 1998.

   Radio One is led by our Chairperson and co-founder, Catherine L. Hughes, and her son, Alfred C. Liggins, III, our Chief Executive Officer and President, who together have over 40 years of operating experience in radio broadcasting. Ms. Hughes, Mr. Liggins and our strong management team have successfully implemented a strategy of acquiring and turning around underperforming radio stations. We believe that we are well positioned to apply our proven operating strategy to our recently or soon to be acquired stations in Cleveland, St. Louis, Richmond, Boston and Philadelphia, and to other radio stations in existing and new markets as attractive acquisition opportunities arise.

The African-American Market Opportunity

   We believe that operating radio stations in large African-American markets, with formats primarily targeting African-American audiences, has significant growth potential for the following reasons:

  . African-Americans are experiencing faster population growth than the population as a whole.

  . African-Americans are experiencing higher income growth than the population as a whole.

  . There is significant growth in advertising targeting the African-American market.

  . We believe there is a growing influence of African-American culture on American society.

  . We believe that radio formats primarily targeting African-Americans are becoming more popular with mainstream audiences.

  . We can reach our target audience with fewer radio stations due to the concentration of African-Americans in the top 40 African-American markets.

  . African-Americans exhibit stronger radio audience listenership and loyalty than the population as a whole.

Station Portfolio

   We operate in some of the largest African-American markets. We have also acquired or agreed to acquire 14 radio stations since January 1, 1999. These acquisitions diversify our net broadcast revenue, broadcast cash flow and asset bases and increase the number of top 20 African-American markets in which we operate from five to nine. The table below outlines our station operations and information about our markets from the BIA 1999 Fourth Edition.

                           Radio One and Our Markets

                           Radio One Including Pending Acquisitions                        Market Data
                     ---------------------------------------------------- ---------------------------------------------
                     Number of African-American
                     Stations       Market         1999 Entire Market                             1997 MSA Population
                     --------- ---------------- -------------------------                        ----------------------
                                                                           Estimated  Ranking by
                                                                          1999 Annual  Size of
                               Audience         Summer 1999   January-       Radio     African-                African-
                                Share   Revenue  Audience   December 1999   Revenue    American      Total     American
Market                FM   AM    Rank    Rank      Share    Revenue Share ($millions) Population (in millions)    %
------               ---- ---- -------- ------- ----------- ------------- ----------- ---------- ------------- --------
Washington, D.C.        2  2      1        1       11.0         10.1%       $289.7         3          4.3        26.5%
Detroit.............    2  2      2        2        5.2          3.7         246.1         5          4.6        22.3
Philadelphia........    2 --      2        2        6.1          5.3         283.7         6          4.9        20.2
Atlanta.............    2 --      2        3        6.9          5.1         280.6         7          3.7        26.0
Baltimore...........    2  2      1        1       16.1         21.4         121.1        10          2.5        27.6
St. Louis...........    1 --     n/a      n/a       n/a          n/a         123.7        14          2.6        17.7
Cleveland...........    1  1      2        2        4.7          3.0         106.6        17          2.1        19.2
Boston..............    1 --     n/a      n/a       n/a          n/a         279.3        18          4.3         7.1
Richmond............    6  1      1        1       23.3         22.3          50.1        19          0.9        30.1
                     ---- ----
  Total.............   19  8
                     ==== ====

Business Strategy

   We focus on making strategic acquisitions of underperforming radio stations, improving the performance of these stations and operating them to maximize profitability.

   Acquisitions - Our acquisition strategy includes acquiring and turning around underperforming radio stations principally in the top 40 African-American markets. We will also make acquisitions in existing markets where expanded coverage is desirable and in new markets where we believe it is advantageous to establish a presence. For strategic reasons, or as a result of an acquisition of multiple stations in a market, we may also acquire and operate stations with formats that primarily target non-African-American segments of the population.

   We expect to use the net proceeds of this offering, together with available cash, amounts available under our existing credit facility and additional financings, to acquire radio broadcasting assets and businesses. The amount of our future acquisitions, if any, may exceed the net proceeds from this offering, and the magnitude of such acquisitions, both individually and in the aggregate, may significantly exceed that of our past acquisitions.

   Turnarounds - Historically, we have entered a market by acquiring a station or stations that have little or negative broadcast cash flow. Additional stations we have acquired in existing markets have often been, in our opinion, substantially underperforming. By implementing our operating strategy, we have succeeded in increasing ratings, net broadcast revenue and broadcast cash flow of all the FM stations we have owned and operated or managed for at least one year. We have achieved these improvements while operating against much larger competitors.

   Operations - In order to maximize net broadcast revenue and broadcast cash flow at our radio stations, we strive to achieve the largest audience share of African-American listeners in each market, to convert these audience share ratings to advertising revenue, and to control operating expenses.

Preliminary Unaudited Fourth Quarter and Fiscal Year 1999 Results

   The following table summarizes selected data for the three month and fiscal year periods ended December 31, 1998 and 1999. Dollar figures are in millions.

                                    Three
                                   Months               Fiscal Year
                                    Ended                  Ended
                                  December               December
                                     31,                    31,
                                 -----------            -----------
                                             Percentage             Percentage
                                 1998  1999   Increase  1998  1999   Increase
                                 ----- ----- ---------- ----- ----- ----------
Net broadcast revenue........... $12.8 $24.7    93.0%   $46.1 $81.7    77.2%
Broadcast cash flow.............   5.9  11.7    98.3     21.6  37.4    73.1
EBITDA (excluding non-cash
 compensation expense)..........   5.1  10.6   107.8     18.8  33.3    77.1
After-tax cash flow.............   1.3   5.9   353.8      7.2  16.3   126.4

   The increases in our net broadcast revenue resulted primarily from continuing broadcast revenue growth in our Washington, Baltimore and Philadelphia markets as we benefitted from historical ratings increases at certain of our radio stations, improved power ratios at these stations as well as industry growth in each of these markets. Additional revenue gains were derived from our recently acquired stations in Detroit, Cleveland and Richmond, and from stations in Richmond being operated under a time brokerage agreement and from stations in Atlanta acquired in March 1999.

   In the fourth quarter of 1999, on a same station basis (including results from our Atlanta radio stations which, until March 1999, were owned by an affiliate but managed by us), our net broadcast revenue increased approximately 35% and broadcast cash flow increased approximately 48% from 1998.

   The increases in our broadcast cash flow were attributable to the increases in broadcast revenue partially offset by higher operating expenses related to our rapid expansion in our markets.

   The increases in our EBITDA, excluding non-cash compensation expense, were attributable to the increase in broadcast revenue partially offset by higher operating expenses and higher corporate expenses partially associated with the costs of operating as a public company.

                                  The Offering

 Class A common stock offered(/1/).............................  5,000,000  shares of class A common stock

 Common stock to be outstanding after this offering(/1/)(/2/).. 22,272,622  shares of class A common stock
                                                                 2,867,463  shares of class B common stock
                                                                 3,132,458  shares of class C common stock
                                                                28,272,543  shares of common stock


 Voting Rights................................................. Holders of class A common stock are entitled
                                                                to one vote per share and are entitled to
                                                                elect
                                                                two independent directors. Holders of
                                                                class B
                                                                common stock are entitled to ten votes per
                                                                share. Holders of class C common stock do
                                                                not have voting rights, except as required
                                                                by
                                                                law.

 Other Rights.................................................. Except as to voting and conversion rights, each class of common stock has the same
                                                                rights.

 Use of Proceeds............................................... We plan to use the net proceeds from this offering:

                                                                . to fund future acquisitions;
                                                                . for continued business development
                                                                  activities; and
                                                                . for general corporate purposes.

 NASDAQ Symbol................................................. ROIA

--------
(1) Excludes 500,000 shares of class A common stock that may be issued to cover over-allotments of shares.
(2) Excludes 207,208 shares of class A common stock issuable upon exercise of stock options outstanding at an average exercise price of $24.00.

          Summary Historical and Pro Forma Consolidated Financial Data

   The following table contains summary historical financial information derived from the audited consolidated financial statements for the years ended December 31, 1996, 1997 and 1998, and the unaudited financial statements for the nine months ended September 30, 1998 and 1999, of Radio One. The table also contains summary unaudited pro forma financial information derived from the unaudited pro forma financial information set forth under "Unaudited Pro Forma Consolidated Financial Information." The summary unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would actually have been had the transactions described below occurred on the dates indicated or to project our results of operations or financial condition for any future period or date. The summary financial data set forth in the following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information," and the unaudited financial statements and the audited consolidated financial statements of Radio One included elsewhere in this prospectus.

  . The pro forma amounts for the year ended December 31, 1998, and the nine months ended September 30, 1999, are adjusted to give effect to the following transactions as if they had occurred as of January 1, 1998:

    -- the acquisitions of:

      .  Bell Broadcasting Company;

      .  Allur-Detroit, Inc.;

      .  Radio One of Atlanta, Inc.;

      .  Dogwood Communications, Inc. (by Radio One of Atlanta, Inc.);

      .  WENZ-FM and WERE-AM in Cleveland;

      .  the assets of WFUN-FM in St. Louis (pro forma balance sheet only);

      .  WKJS-FM and WARV-FM in Richmond;

      .  WDYL-FM in Richmond; and

      .  the assets of WBOT-FM in Boston (pro forma balance sheet only);

    -- the pending acquisitions of WJRV-FM, WCDX-FM, WPLZ-FM, and WGCV-AM in Richmond;

    -- the pending acquisition of WPLY-FM in Philadelphia;

    -- the repayment of debt;

    -- our initial public offering of class A common stock on May 5, 1999;

    -- our public offering of class A common stock on November 11, 1999; and

    -- this offering.

  . The pro forma balance sheet data are adjusted to give effect to the transactions described above as if they had occurred as of September 30, 1999 unless the transactions had actually occurred prior to that date.

                                                                 Nine Months Ended September
                            Fiscal Year Ended December 31,                   30,
                          -------------------------------------- ------------------------------
                                Historical                          Historical
                          -------------------------              -----------------
                                                      1998 Pro                       1999 Pro
                           1996     1997     1998       Forma     1998      1999       Forma
                          -------  -------  -------  ----------- -------  --------  -----------
                                                     (unaudited)   (unaudited)      (unaudited)
                                       (in thousands, except per share data)
Statement of Operations
Net broadcast revenue...  $23,702  $32,367  $46,109    $79,882   $33,304  $ 56,975   $ 70,424
Station operating
 expenses...............   13,927   18,848   24,501     47,913    17,550    31,211     38,925
Corporate expenses......    1,793    2,155    2,800      2,800     2,051     3,301      3,322
Depreciation and
 amortization...........    4,262    5,828    8,445     26,315     6,042    12,209     19,543
                          -------  -------  -------    -------   -------  --------   --------
  Operating income......    3,720    5,536   10,363      2,854     7,661    10,254      8,634
Interest expense........    7,252    8,910   11,455      9,628     7,996    11,479      7,498
Other income (expense),
 net....................      (77)     415      358        543       267       199        279
Income tax expense
 (benefit)..............      --       --    (1,575)    (2,786)      --        731      1,889
                          -------  -------  -------    -------   -------  --------   --------
  Income (loss) before
   extraordinary item...  $(3,609) $(2,959) $   841    $(3,445)  $   (68) $ (1,757)  $   (474)
                          =======  =======  =======    =======   =======  ========   ========
Loss applicable to
 common stockholders
 before extraordinary
 item...................  $(3,609) $(4,996) $(2,875)   $(3,445)  $(2,794) $ (3,233)  $   (474)
                          =======  =======  =======    =======   =======  ========   ========
Earnings per common
 share:
  Basic and diluted.....  $ (0.38) $ (0.53) $ (0.31)   $ (0.12)  $ (0.30) $  (0.22)  $  (0.02)
                          =======  =======  =======    =======   =======  ========   ========
Weighted average common
 shares outstanding:
  Basic and diluted.....    9,392    9,392    9,392     28,273     9,392    14,547     28,273
                          =======  =======  =======    =======   =======  ========   ========
Other Data:
Broadcast cash flow.....  $ 9,775  $13,519  $21,608    $31,969   $15,754  $ 25,764   $ 31,499
Broadcast cash flow
 margin.................     41.2%    41.8%    46.9%      40.0%     47.3%     45.2%      44.7%
EBITDA (before non-cash
 compensation expense)..  $ 7,982  $11,364  $18,808    $29,169   $13,703  $ 23,620   $ 28,402
After-tax cash flow.....      806    2,869    7,248     21,794     5,974    10,452     18,487
Cash interest expense...    4,815    4,413    7,192      5,996     3,495     6,340      4,497
Accreted preferred stock
 dividends..............      --     2,037    3,716        --      2,726     1,476        --
Capital expenditures....      252    2,035    2,236      4,678     1,357     2,580      3,160
Ratio of total debt to EBITDA (before non-cash
 compensation expense)..........................          2.8x
Ratio of EBITDA (before non-cash compensation
 expense) to interest expense...................          3.0x                           3.8x
Ratio of EBITDA (before non-cash compensation
 expense) to cash interest expense..............          4.9x                           6.3x
Balance Sheet Data (at
 period end):
Cash and cash equivalents...........................................      $  4,428   $560,751
Intangible assets, net..............................................       212,363    336,020
Total assets........................................................       257,826    935,899
Total debt (including current portion and deferred interest)........       107,585     81,585
Total stockholders' equity .........................................       124,854    828,927

                                  RISK FACTORS

   You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of class A common stock of Radio One.

Dependence on Key Personnel - The loss of key personnel could disrupt the management of our business.

   Our business depends upon the continued efforts, abilities and expertise of our executive officers and other key employees. We intend to enter into employment agreements with several of our key employees, including Catherine L. Hughes, Alfred C. Liggins, III, and other executive officers. We believe that the unique combination of skills and experience possessed by these individuals would be difficult to replace, and that the loss of any one of them could have a material adverse effect on us. These adverse effects could include the impairment of our ability to execute our acquisition and operating strategies and a decline in our standing in the radio broadcast industry.

Risks of Acquisition Strategy - Our growth depends on successfully executing our acquisition strategy.

   We intend to grow by acquiring radio stations primarily in top 40 African-American markets. We cannot assure you that our acquisition strategy will be successful. Our acquisition strategy is subject to a number of risks, including:

  . Our pending acquisitions may not be consummated, and we may not successfully identify and consummate future acquisitions;

  . Acquired stations may not increase our broadcast cash flow or yield other anticipated benefits;

  . Required regulatory approvals may result in unanticipated delays in completing acquisitions;

  .  We may have difficulty managing our rapid growth; and

  . We may be required to raise additional financing and our ability to do so is limited by the terms of our debt instruments.

History of Net Losses - If we have losses in the future, the market price of our common stock and our ability to raise capital could be adversely affected.

   We cannot be certain that we will sustain profitability. Failure to sustain profitability may adversely affect the market price of our common stock, which in turn may adversely affect our ability to raise additional equity capital and to incur additional debt.

   Since 1994, we have experienced net losses in three out of six years. The primary reasons for these losses are significant charges for depreciation and amortization relating to the acquisition of radio stations and interest charges on our outstanding debt. If we acquire additional stations, these charges will probably increase.

Competition - We compete for advertising revenue against radio stations and other media, many of which have greater resources than we do.

   Our stations compete for audiences and advertising revenue with other radio stations and with other media such as cable and broadcast television, newspapers, direct mail, outdoor advertising and the Internet. Audience ratings and advertising revenue are subject to change and any adverse change in a market could adversely affect our net broadcast revenue in that market. If a competing station converts to a format similar to that of one of our stations, or if one of our competitors strengthens its operations, our stations could suffer a reduction in ratings and advertising revenue. Other radio companies which are larger and have more resources may also enter markets in which we operate. Although we believe our stations are well positioned to compete, we cannot assure you that our stations will maintain or increase their current ratings or advertising revenue.

Restrictions Imposed by Our Debt - The terms of our debt restrict us from engaging in many activities and require us to satisfy various financial tests.

   Our bank credit facility and the agreements governing our other outstanding debt contain covenants that restrict, among other things, our ability to incur additional debt, pay cash dividends, purchase our capital stock, make capital expenditures, make investments or other restricted payments, swap or sell assets, engage in transactions with related parties, secure non-senior debt with our assets, or merge, consolidate or sell all or substantially all of our assets.

   Our bank credit facility also requires us to get our banks' consent before we make acquisitions. This restriction may make it more difficult to pursue our acquisition strategy. Our bank credit facility also requires us to maintain specific financial ratios. Events beyond our control could affect our ability to meet those financial ratios, and we cannot assure you that we will meet them.

   All of the loans under our bank credit facility are due on December 31, 2003. A breach of any of the covenants contained in our bank credit facility could allow our lenders to declare all amounts outstanding under the bank credit facility to be immediately due and payable. In addition, our banks could proceed against the collateral granted to them to secure that indebtedness. If the amounts outstanding under the bank credit facility are accelerated, we cannot assure you that our assets will be sufficient to repay in full the money owed to the banks or to our other debt holders.

Substantial Debt - Our substantial level of debt could limit our ability to grow and compete.

   As of September 30, 1999, we had outstanding total debt of $107.6 million (including $26.0 million bearing interest at variable rates) and stockholders' equity of $124.9 million.

   Our substantial level of indebtedness could adversely affect us for various reasons, including limiting our ability to:

  . obtain additional financing for working capital, capital expenditures, acquisitions, debt payments or other corporate purposes;

  . have sufficient funds available for operations, future business opportunities or other purposes;

  .  compete with competitors that have less debt than we do; and

  . react to changing market conditions, changes in our industry and economic downturns.

Additional Borrowings Available--In addition to our current level of indebtedness, we have the ability to incur substantially more debt. This additional debt could further exacerbate the risks described above.

   Although the agreements governing our indebtedness place certain limitations on the incurrence of additional indebtedness by us, under certain circumstances we can incur substantial amounts of additional indebtedness. For example, we may be able to borrow up to $100.0 million under our bank credit facility. Additionally, the agreements governing our indebtedness would have permitted us to incur up to approximately $275.0 million of additional debt as of December 31, 1999, after giving effect to the transactions described under "Unaudited Pro Forma Consolidated Information," as if they had occurred on December 31, 1999, unless the transactions had actually occurred prior to that date. If we incur additional debt, the related risks discussed above could intensify. See "Description of Indebtedness" for a more detailed discussion of the terms of certain of our indebtedness.

Controlling Stockholders - Two common stockholders have a majority interest in Radio One and have the power to control matters on which Radio One's common stockholders may vote.

   Upon completion of this offering, Catherine L. Hughes and her son, Alfred C. Liggins, III, will collectively hold approximately 56.2% (55.7% if the underwriters exercise their over-allotment option) of the outstanding voting power of Radio One's common stock. As a result, Ms. Hughes and Mr. Liggins will control most decisions involving Radio One, including transactions involving a change of control of Radio One, such as a sale or merger. In addition, certain covenants in Radio One's debt instruments require that Ms. Hughes and Mr. Liggins maintain specified ownership and voting interests in Radio One, and prohibit other parties' voting interests from exceeding specified amounts. Ms. Hughes and Mr. Liggins have agreed to vote their shares together in elections to the board of directors.

Technology Changes, New Services and Evolving Standards - We must respond to the rapid changes in technology, services and standards which characterize our industry in order to remain competitive.

   The radio broadcasting industry is subject to rapid technological change, evolving industry standards and the emergence of new media technologies. We cannot assure you that we will have the resources to acquire new technologies or to introduce new services that could compete with these new technologies. Several new media technologies are being developed, including the following:

  . Audio programming by cable television systems, direct broadcast satellite systems, Internet content providers and other digital audio broadcast formats;

  . Satellite digital audio radio service, which could result in the introduction of several new satellite radio services with sound quality equivalent to that of compact discs; and

  . In-band on-channel digital radio, which could provide multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services.

   We have entered into a programming agreement with a satellite digital audio radio service, and have also invested in a developer of digital audio broadcast technology and two Internet content providers. However, we cannot assure you that these arrangements will be successful or enable us to adapt effectively to these new media technologies.

Importance of the Washington, D.C. and Baltimore Markets - A large portion of our net broadcast revenue and broadcast cash flow comes from these markets.

   Based upon the stations we owned or managed as of September 30, 1999, our radio stations in Washington, D.C. and Baltimore collectively accounted for 62.4% and 74.1% of our net broadcast revenue and broadcast cash flow, respectively, for the nine-month period ended September 30, 1999, adjusted to include results of stations acquired between January 1, 1999 and September 30, 1999. A significant decline in net broadcast revenue or broadcast cash flow from our stations in either of these markets could have a material adverse effect on our financial position and results of operations.

Government Regulation - Our business depends on maintaining our licenses with the FCC. We cannot assure you that we will be able to maintain these licenses.

   Radio broadcasters depend upon maintaining radio broadcasting licenses issued by the FCC. These licenses are ordinarily issued for a maximum term of eight years and may be renewed. Our radio broadcasting licenses expire at various times from October 1, 2003 to August 1, 2006. Although we may apply to renew our FCC licenses, interested third parties may challenge our renewal applications. In addition, if Radio One or any of our stockholders, officers, or directors violates the FCC's rules and regulations or the Communications Act of 1934, as amended, or is convicted of a felony, the FCC may commence a proceeding to impose sanctions upon us. Examples of possible sanctions include the imposition of fines; the revocation of our broadcast licenses; or the renewal of one or more of our broadcasting licenses for a term of fewer than eight years. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the radio station covered by the license only after we had exhausted administrative and judicial review without success.

   The radio broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act and FCC rules and policies limit the number of broadcasting properties that any person or entity may own (directly or by attribution) in any market and require FCC approval for transfers of control and assignments of licenses. The filing of petitions or complaints against Radio One or any FCC licensee from which we are acquiring a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer of control of licenses. The Communications Act and FCC rules also impose limitations on non-U.S. ownership and voting of the capital stock of Radio One.

Antitrust Matters - We may have difficulty obtaining regulatory approval for acquisitions in our existing markets and, potentially, new markets.

   An important part of our growth strategy is the acquisition of additional radio stations. After the passage of the Telecommunications Act of 1996, the U.S. Department of Justice has become more aggressive in reviewing proposed acquisitions of radio stations and radio station networks. The Justice Department is particularly aggressive when the proposed buyer already owns one or more radio stations in the market of the station it is seeking to buy. The Justice Department has challenged a number of radio broadcasting transactions. Some of those challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Justice Department has more closely scrutinized radio broadcasting acquisitions that result in local market shares in excess of 40% of radio advertising revenue. Similarly, the FCC has adopted procedures to review proposed radio broadcasting transactions even if the proposed acquisition otherwise complies with the FCC's ownership limitations. In particular, the FCC may invite public comment on proposed radio transactions that the FCC believes, based on its initial analysis, may present ownership concentration concerns in a particular local radio market.

Shares of Common Stock Eligible for Future Sale - Future sales by holders of unrestricted stock could depress the market price of the class A common stock.

   Upon completion of this offering, we will have 22,272,622 shares of class A common stock, 2,867,463 shares of class B common stock and 3,132,458 shares of class C common stock issued and outstanding, assuming no exercise of the underwriters' over-allotment option. Of these shares, the 5,000,000 shares of class A common stock being sold in this offering (plus any shares issued upon exercise of the underwriters' over-allotment option), the 7,150,000 shares of class A common stock sold in our initial public offering in May 1999, the 5,870,000 shares of class A common stock sold in our November 1999 public offering and approximately 2,293,000 shares of unrestricted class A common stock will be freely transferable without restriction in the public market, except to the extent these shares have been acquired by our affiliates, whose sale of such shares is restricted by Rule 144 under the Securities Act. The remaining shares of our common stock are "restricted" securities under Rule 144 which, among other things, limits the number of such shares available for sale in the public market. However, many of the restrictions of Rule 144 do not apply to persons who are not our affiliates.

   The market price of our class A common stock could decline as a result of future sales of substantial amounts of class A common stock, or the perception that such sales could occur. Furthermore, certain of our existing stockholders have the right to require us to register their shares, which may facilitate their sale of shares in the public market.

We may be harmed by delayed year 2000 problems.

   Although the date is now past January 1, 2000, and we have not experienced immediate adverse impact from the transition to the year 2000, we cannot provide assurance that we or our suppliers and advertisers will not be affected in a manner that is not yet apparent. In addition, some computer programs that were date sensitive to the year 2000 may not have been programmed to process the year 2000 as a leap year, and any negative consequential effects remain unknown. As a result, we will continue to monitor our year 2000 compliance and the year 2000 compliance of our suppliers and advertisers.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about Radio One's industry, our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

   The net proceeds from this offering to Radio One, after deducting underwriting discounts and commissions and estimated offering expenses, based
on the public offering price of $    per share, are estimated to be
approximately $    million ($    million if the underwriters' over-allotment
option is exercised in full).

   We expect to use the net proceeds of this offering to acquire radio broadcasting assets and businesses. As part of our ongoing business development activities, we expect that we will continue to consider acquisition opportunities. In this regard, we are currently evaluating certain acquisition opportunities. We cannot assure, however, that we will identify suitable acquisition candidates or that we will consummate any acquisition. We may also use remaining net proceeds for continued business development activities and general corporate purposes.

   The actual amount of net proceeds we spend on a particular use will depend on many factors, including our future revenue growth, additional financing sources, if any, and the amount of cash generated by our operations. Many of these factors are beyond our control. We reserve the right to allocate proceeds to different uses if, in management's view, the needs of the business so require. Until we use the net proceeds of this offering as described above, we intend to invest the net proceeds in short-term investment-grade marketable securities.

                                DIVIDEND POLICY

   Since becoming a public company in May 1999, we have not declared any dividends on our common stock. We intend to retain future earnings for use in our business and do not anticipate declaring or paying any cash or stock dividends on shares of our common stock in the foreseeable future. In addition, any determination to declare and pay dividends will be made by our board of directors in light of our earnings, financial position, capital requirements, the bank credit facility, and the 12% notes indenture, and such other factors as the board of directors deems relevant. See "Description of Indebtedness."

                    PRICE RANGE OF OUR CLASS A COMMON STOCK

   Our class A common stock is traded on The Nasdaq Stock Market's National Market under the symbol "ROIA." The table below shows, for the quarters indicated, the reported high and low bid quotes for our class A common stock on the Nasdaq Stock Market's National Market.


                                                                   High   Low
                                                                  ------ ------
      Fiscal Year 1999
        Second Quarter (beginning May 6)......................... $47.00 $28.00
        Third Quarter............................................  46.50  39.63
        Fourth Quarter ..........................................  97.50  41.50
      Fiscal Year 2000
        First Quarter (through February 11)......................  96.50  71.00

   The initial public offering of our class A common stock was priced on May 5, 1999 at a price of $24.00 per share. The last reported sale price for our class A common stock on The Nasdaq Stock Market's National Market on February 11, 2000, was $83.00.

                                 CAPITALIZATION

   The table below sets forth our capitalization as of September 30, 1999, on an actual basis and on a pro forma basis giving effect to the transactions identified below.

  .  The acquisitions of:

     -- WJRV-FM, WCDX-FM, WPLZ-FM and WGCV-AM in Richmond ("Richmond III");
  and
     -- WPLY-FM in Philadelphia.

  .  the repayment of certain debt;

  .  our public offering of class A common stock on November 11, 1999; and

  .  this offering.

   The information in this table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this prospectus.

                                                            As of September
                                                                30, 1999
                                                           -------------------
                                                            Actual   Pro Forma
                                                           --------  ---------
                                                              (unaudited)
                                                             (in thousands
                                                                 except
                                                              share data)
   Cash and cash equivalents.............................. $  4,428  $560,751
                                                           ========  ========
   Long-term debt (including current portion):
     Bank credit facility................................. $ 26,000  $    --
     12% senior subordinated notes due May 15, 2004.......   81,466    81,466
     Other long-term debt.................................      119       119
                                                           --------  --------
       Total debt.........................................  107,585    81,585
                                                           --------  --------
   Stockholders' equity:
     Class A common stock, $0.001 par value, 30,000,000
      shares authorized, 12,034,000 and 22,273,000 shares
      issued and outstanding, respectively................       12        22
     Class B common stock, $0.001 par value, 30,000,000
      shares authorized, 2,873,000 and 2,867,000 shares
      issued and outstanding..............................        3         3
     Class C common stock, $0.001 par value, 30,000,000
      shares authorized, 3,195,000 and 3,132,000 shares
      issued and outstanding, respectively................        3         3
     Additional paid-in capital...........................  152,933   856,996
     Accumulated deficit..................................  (28,097)  (28,097)
                                                           --------  --------
       Total stockholders' equity ........................  124,854   828,927
                                                           --------  --------
         Total capitalization............................. $232,439  $910,512
                                                           ========  ========

                        RECENT AND PENDING TRANSACTIONS

   We have acquired or agreed to acquire 14 radio stations since January 1, 1999. These acquisitions diversify our net broadcast revenue, broadcast cash flow and asset bases and increase the number of top 20 African-American markets in which we operate from five to nine.

   The table below sets forth information regarding each of the recently completed or pending acquisitions as of February 14, 2000.

                                                       Approximate
                                      No. of   Call   Purchase Price    Date
                                     Stations Letters  (in millions)  Completed
                                     -------- ------- --------------  ---------
   Completed Transactions
    Atlanta (ROA and Dogwood)......      2    WHTA-FM           (/1/)    3/99
                                              WAMJ-FM
    Cleveland......................      2    WENZ-FM     $ 20.0         4/99
                                              WERE-AM
    St. Louis......................      1    WFUN-FM       13.6         6/99
    Richmond I.....................      1    WDYL-FM        4.6         7/99
    Richmond II....................      2    WKJS-FM       12.0         7/99
                                              WARV-FM
    Boston.........................      1    WBOT-FM       10.0        10/99
                                       ---                ------
      Subtotal.....................      9                  60.2(/2/)
                                       ---                ------

   Pending Transactions
    Richmond III...................      4    WJRV-FM       34.0          --
                                              WCDX-FM
                                              WPLZ-FM
                                              WGCV-AM
    Philadelphia...................      1    WPLY-FM       80.0          --
                                       ---                ------
      Subtotal.....................      5                 114.0
                                       ---                ------
    Total..........................     14                $174.2(/2/)
                                       ===                ======

--------
(/1/) Radio One issued approximately 3.3 million shares of our common stock and assumed approximately $16.3 million of debt in this transaction.
(/2/) Excludes ROA and Dogwood.

 Completed Transactions

  Atlanta--Radio One of Atlanta and Dogwood Communications Acquisitions

   On March 30, 1999, Radio One acquired ROA, an affiliate of Radio One, for approximately 3.3 million shares of Radio One common stock. Radio One also assumed and retired approximately $16.3 million of indebtedness of ROA and Dogwood. At the time, ROA owned approximately 33% of Dogwood. On March 30, 1999, ROA acquired the remaining approximate 67% of Dogwood for $3.6 million. Founded in 1995, ROA owns and operates WHTA-FM. Dogwood owns WAMJ-FM which, prior to ROA's acquisition of 100% of Dogwood, ROA operated under a local marketing agreement ("LMA"). Upon the completion of these acquisitions, ROA became a wholly owned subsidiary of Radio One, and Dogwood became a wholly owned subsidiary of ROA. See "Certain Relationships and Related Transactions."

  Cleveland--WENZ-FM and WERE-AM Acquisition

   On April 30, 1999, Radio One acquired WENZ-FM and WERE-AM, both of which are licensed to Cleveland, Ohio, for approximately $20.0 million in cash.

  St. Louis--WFUN-FM Acquisition

   On June 4, 1999, Radio One acquired the assets of WFUN-FM, licensed to Bethalto, Illinois, for approximately $13.6 million in cash. We are in the process of moving WFUN-FM to a broadcast tower site closer to downtown St. Louis and upgrading its signal from 6 kW to 25 kW, and we expect to reformat the station.

  Richmond I and II--WDYL-FM Acquisition and WKJS-FM and WARV-FM Acquisition

   On July 1, 1999, Radio One acquired WKJS-FM, licensed to Crewe, Virginia, and WARV-FM, licensed to Petersburg, Virginia, for approximately $12.0 million in cash, subject to purchase price adjustments.

   On July 15, 1999, Radio One acquired WDYL-FM, licensed to Chester, Virginia, for approximately $4.6 million in cash.

  Boston--WBOT-FM Acquisition

   On October 1, 1999, Radio One acquired the assets of WBOT-FM, licensed to Brockton, Massachusetts, for approximately $10.0 million in cash. WBOT-FM began broadcasting a Young Urban Contemporary format on December 1, 1999.

 Pending Transactions

  Richmond III--WJRV-FM, WCDX-FM, WPLZ-FM and WGCV-AM Acquisitions

   Pursuant to an asset purchase agreement dated May 6, 1999, Radio One has agreed to acquire WCDX-FM, licensed to Mechanicsville, Virginia; WPLZ-FM, licensed to Petersburg, Virginia; WJRV-FM, licensed to Richmond, Virginia; and WGCV-AM, licensed to Petersburg, Virginia, for approximately $34.0 million in cash. We have been operating WCDX-FM, WPLZ-FM and WJRV-FM under a time brokerage agreement since June 1, 1999, and we expect to complete the acquisition no later than the second half of 2000.

  Philadelphia--WPLY-FM Acquisition

   On December 3, 1999, Radio One agreed to acquire the assets of WPLY-FM, licensed to Media, Pennsylvania for approximately $80.0 million in cash. The FCC approved this acquisition on February 3, 2000. We expect to complete the acquisition by the end of the first quarter of 2000. We expect to continue operating WPLY-FM in an Alternative Rock format.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

   The following unaudited pro forma consolidated financial statements for the year ended December 31, 1998, and the nine months ended September 30, 1999 (the "Pro Forma Consolidated Financial Statements"), are based on the historical Consolidated Financial Statements of Radio One included elsewhere in this prospectus.

   The pro forma amounts for the year ended December 31, 1998 and the nine months ended September 30, 1999, are adjusted to give effect to the following transactions as if they had occurred as of January 1, 1998:

  -- the acquisitions of:

    .  Bell Broadcasting;

    .  Allur-Detroit;

    .  ROA;

    .  Dogwood by ROA;

    .  WENZ-FM and WERE-AM in Cleveland

    .  the assets of WFUN-FM in St. Louis (pro forma balance sheet only);

    .  WDYL-FM in Richmond;

    .  WKJS-FM and WARV-FM in Richmond; and

    .  the assets of WBOT-FM in Boston (pro forma balance sheet only);

  -- the pending acquisition of WJRV-FM, WCDX-FM, WPLZ-FM and WGCV-AM in Richmond;

  -- the pending acquisition of WPLY-FM in Philadelphia;

  -- the repayment of certain debt;

  -- our initial public offering of class A common stock on May 5, 1999;

  -- our public offering of class A common stock on November 11, 1999; and

  -- this offering.

   The pro forma balance sheet data are adjusted to give effect to the transactions described above as if they had occurred as of September 30, 1999 unless the transaction had actually occurred prior to that date.

   These transactions are described in the accompanying notes to the Pro Forma Consolidated Financial Statements. The pro forma data are based upon available information and certain assumptions that management believes are reasonable. The Pro Forma Consolidated Financial Statements do not purport to represent what Radio One's results of operations or financial condition would actually have been had these transactions occurred on the dates indicated or to project Radio One's results of operations or financial condition for any future period or date. The Pro Forma Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of Radio One and the historical consolidated financial statements of ROA, Bell Broadcasting, Allur-Detroit, Richmond II, Richmond III and WPLY-FM included elsewhere in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   The pending acquisitions of the operations of the four stations in Richmond and WPLY-FM in Philadelphia will be accounted for using the purchase method of accounting. After an acquisition, the total consideration of such acquisition will be allocated to the tangible and intangible assets acquired and liabilities assumed, if any, based upon their respective estimated fair values. The allocation of the aggregate total consideration included in the Pro Forma Consolidated Financial Statements is preliminary as we believe further refinement is impractical at this time. However, we do not expect that the final allocation of the total consideration will materially differ from the preliminary allocations.

    Unaudited Pro Forma Consolidated Statement of Operations and Other Data

                                                          Year Ended December 31, 1998
                          -----------------------------------------------------------------------------------------------
                                                                 (in thousands)
                                                                                      Pro Forma
                                          Completed      Pro Forma      Pending     for Completed               Pro Forma
                                         Transactions  for Completed  Transactions   and Pending   Offering        as
                          Historical(a) Adjustments(b) Transactions  Adjustments(c) Transactions  Adjustments   Adjusted
                          ------------- -------------- ------------- -------------- ------------- -----------   ---------
Statement of Operations:
Net broadcast revenue...     $46,109       $19,476        $65,585       $14,297        $79,882      $  --        $79,882
Station operating
 expenses...............      24,501        12,966         37,467        10,446         47,913         --         47,913
Corporate expenses......       2,800           --           2,800           --           2,800         --          2,800
Depreciation and
 amortization...........       8,445         9,753         18,198         8,117         26,315         --         26,315
                             -------       -------        -------       -------        -------      ------       -------
 Operating income.......      10,363        (3,243)         7,120        (4,266)         2,854                     2,854
Interest expense........      11,455           --          11,455           --          11,455      (1,827)(d)     9,628
Other income (expense),
 net....................         358            93            451            92            543         --            543
Income tax expense
 (benefit)..............      (1,575)          370         (1,205)       (1,670)        (2,875)         89 (e)    (2,786)
                             -------       -------        -------       -------        -------      ------       -------
 Net income (loss)......     $   841       $(3,520)       $(2,679)      $(2,504)       $(5,183)     $1,738       $(3,445)
                             =======       =======        =======       =======        =======      ======       =======
Net loss applicable to
 common stockholders....     $(2,875)                                                                            $(3,445)
                             =======                                                                             =======
Earnings per common
 share:
 Basic and diluted......     $  (.31)                                                                            $ (0.12)
Weighted average common
 shares outstanding:
 Basic and diluted......       9,392                                                                              28,273
Other Data:
Broadcast cash flow(f)..     $21,608                                                                             $31,969
Broadcast cash flow
 margin(g)..............        46.9%                                                                               40.0%
EBITDA (before non-cash
 compensation
 expense)(f)............     $18,808                                                                             $29,169
After-tax cash flow(f)..       7,248                                                                              21,794
Cash interest
 expense(h).............       7,192                                                                               5,996
Capital expenditures....       2,236                                                                               4,678
Ratio of total debt to EBITDA (before non-cash compensation expense).........................................        2.8x
Ratio of EBITDA (before non-cash compensation expense) to interest expense...................................        3.0x
Ratio of EBITDA (before non-cash compensation expense) to cash interest expense..............................        4.9x

Footnotes for the Unaudited Pro Forma Consolidated Statement of Operations and Other Data for the Year Ended December 31, 1998

(a) See the consolidated financial statements included elsewhere in this prospectus.

(b) The table below gives effect to the acquisitions completed during the period from January 1, 1998 through February 14, 2000 as if they had occurred on January 1, 1998:

                                                             Historical
                    ---------------------------------------------------------------------------------------------
                          Bell
                    Broadcasting(/1/) Allur-Detroit(/2/) ROA(/3/) Cleveland(/4/) Richmond I(/4/) Richmond II(/5/)
                    ----------------- ------------------ -------- -------------- --------------- ----------------
                                                                        (in thousands)
Statement of
 Operations:
Net broadcast
 revenue..........       $2,025            $ 2,854       $10,140      $3,295          $400            $1,062
Station operating
 expenses.........        1,423              3,239         5,529       1,979           368             1,002
Corporate
 expenses.........          663                336           667         --             14                15
Depreciation and
 amortization.....           63                194           896         811             4               416
                         ------            -------       -------      ------          ----            ------
  Operating income
   (loss).........         (124)              (915)        3,048         505            14              (371)
Interest expense..           52                383         2,007         600           --                500
Other income
 (expense), net...          (28)               (50)            7         101           --                 21
Income tax expense
 (benefit)........           14                --            499           2             6               --
                         ------            -------       -------      ------          ----            ------
  Net income
   (loss).........       $ (218)           $(1,348)      $   549      $    4          $  8            $(850)
                         ======            =======       =======      ======          ====            ======
                       Pro Forma
                    Adjustments(/6/)     Total
                    ------------------- --------
Statement of
 Operations:
Net broadcast
 revenue..........      $  (300)(/7/)   $19,476
Station operating
 expenses.........         (574)(/8/)    12,966
Corporate
 expenses.........       (1,695)(/9/)       --
Depreciation and
 amortization.....        7,369 (/10/)    9,753
                    ------------------- --------
  Operating income
   (loss).........       (5,400)         (3,243)
Interest expense..       (3,542)(/11/)      --
Other income
 (expense), net...           42 (/12/)       93
Income tax expense
 (benefit)........         (151)(/13/)      370
                    ------------------- --------
  Net income
   (loss).........      $(1,665)        $(3,520)
                    =================== ========

--------
(/1/) See the unaudited financial statements of Bell Broadcasting for the six months ended June 30, 1998, included elsewhere in this prospectus, which is the period during 1998 that Bell Broadcasting was not owned by Radio One.
(/2/) Derived from the unaudited financial statements of Allur-Detroit for the period from January 1, 1998 to December 28, 1998, which is the period during 1998 that the entity was not owned by Radio One.
(/3/) See the consolidated financial statements of ROA included elsewhere in the prospectus.
(/4/) The column represents the historical results of operations of the stations acquired for the year ended December 31, 1998. As these stations acquired did not prepare stand-alone financial statements, these financial statements were carved out from a larger entity and include the direct revenue and expenses charged to the stations and an allocation of those expenses which benefited the stations but were not directly charged to the stations. As these results of operations include allocated expenses, these financial statements do not represent what the results from operations would have been if the stations operated on a stand-alone basis or what they would have been if they were owned by Radio One.
(/5/) The column represents the historical results of operations for the year ended December 31, 1998 that were obtained from carveout audited financial statements. See the financial statements included elsewhere in this prospectus.
(/6/) Historical financial statements and pro forma adjustments related to the St. Louis and Boston acquisitions have not been included in this pro forma income statement, because Radio One has determined that these acquisitions are a purchase of assets. Income statement activity would not be relevant, because Radio One had taken the current stations off the air and will reformat them.
(/7/) To reflect the elimination of the management fee paid by ROA to Radio One for administrative services provided by Radio One.
(/8/) To record compensation expense of $105 for a manager and a general manager Radio One will need to hire to manage the Detroit market, eliminate bonuses of $115 paid by Allur-Detroit to employees because of the sale, and eliminate the salary, bonus and benefits of $564 paid to the previous Allur-Detroit general manager who was not retained by Radio One.
(/9/) To eliminate corporate expenses which Radio One does not expect to incur going forward which consist primarily of compensation of $617 to officers and former owners of Bell Broadcasting who were not retained by Radio One, the management fee of $300 paid by ROA to Radio One, charitable contributions and management fees of $336 paid by the former owners of Allur-Detroit that would not have been distributed if the station had been owned by Radio One and other corporate management fees.
(/10/) To record the additional depreciation and amortization expense that would have been recognized if the Bell Broadcasting, Allur-Detroit, 20% of Dogwood, ROA Cleveland, Richmond I and Richmond II acquisitions had occurred as of January 1, 1998.
(/11/) To eliminate interest expense of the acquisitions assuming Radio One would use proceeds from this offering, the November 11, 1999 offering and the May 5, 1999 offering to fund the acquisitions and retire certain outstanding debt.
(/12/) To eliminate tax penalties incurred by Bell Broadcasting that are not expected to be incurred by Radio One on a going-forward basis.
(/13/) To record additional tax benefit related to additional loss as a result of the acquisitions.

(c) The table below gives effect to the acquisitions pending as of February 14, 2000:

                              Richmond III       WPLY       Pro Forma
                             Historical(/1/) Historical(2) Adjustments       Total
                             --------------- ------------- -----------     ---------
                                               (in thousands)
   Statement of Operations:
   Net broadcast revenue...     $  7,458       $  6,839      $   --        $  14,297
   Station operating
    expenses...............        4,668          5,778          --           10,446
   Corporate expenses......          413            584         (997)(/3/)       --
   Depreciation and
    amortization...........          648             95        7,374 (/4/)     8,117
                                --------       --------      -------       ---------
     Operating income .....        1,729            382       (6,377)         (4,266)
   Other income............          --             102          (10)             92
   Income tax benefit......          --             --        (1,670)(/5/)    (1,670)
                                --------       --------      -------       ---------
     Net income (loss) ....     $  1,729       $    484      $(4,717)      $  (2,504)
                                ========       ========      =======       =========

--------
(/1/) The column represents the historical results of operations for the year ended December 31, 1998, that were carved out audited financial statements. See the financial statements included elsewhere in this prospectus.
(/2/) The column represents the historical results of operations for the year ended December 31, 1998. See the financial statements included elsewhere in this prospectus.
(/3/) To eliminate corporate management fees and corporate officers' salaries which would not be incurred by Radio One.
(/4/) To record additional amortization of $7,374 for intangibles related to the Richmond III and WPLY excess purchase price of $32,790 and $79,657 respectively over 15 years, less the amortization previously recorded by the acquired companies.
(/5/) To record additional tax benefit related to additional loss as a result of the acquisitions.

(d) To record the decrease in interest expense assuming Radio One uses the proceeds of this offering, the November 11, 1999 offering and the May 5, 1999 offering to retire certain outstanding debt.

(e)   To reflect the tax effect for pro forma income.

(f) Broadcast cash flow consists of operating income before depreciation, amortization, local marketing agreement fees and corporate expenses. EBITDA (before non-cash compensation expense) consists of operating income before depreciation, amortization, non-cash compensation expense and local marketing agreement fees. After-tax cash flow consists of income before income tax expense (benefit) and extraordinary items, minus net gain on sale of assets (net of tax) and the current income tax provision, plus depreciation and amortization expense and non-cash compensation expense. Although broadcast cash flow, EBITDA (before non-cash compensation expense), and after-tax cash flow are not measures of performance or liquidity calculated in accordance with GAAP, we believe that these measures are useful to an investor in evaluating Radio One because these measures are widely used in the broadcast industry as a measure of a radio broadcasting company's performance. Nevertheless, broadcast cash flow, EBITDA (before non-cash compensation expense) and after-tax cash flow should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. Moreover, because broadcast cash flow, EBITDA (before non-cash compensation expense) and after-tax cash flow are not measures calculated in accordance with GAAP, these performance measures are not necessarily comparable to similarly titled measures employed by other companies.

(g) Broadcast cash flow margin is defined as broadcast cash flow divided by net broadcast revenue.

(h) Cash interest expense is calculated as interest expense less non-cash interest, including the accretion of principal, the amortization of discounts on debt and the amortization of deferred financing costs, for the indicated period.

    Unaudited Pro Forma Consolidated Statement of Operations and Other Data

                                                     Nine Months Ended September 30, 1999
                          --------------------------------------------------------------------------------------------
                                                                                    Pro Forma
                                                        Pro Forma                      for
                                          Completed        for         Pending      Completed                   Pro
                                         Transactions   Completed    Transactions  and Pending   Offerings    Forma as
                          Historical(a) Adjustments(b) Transactions Adjustments(c) Transactions Adjustments   Adjusted
                          ------------- -------------- ------------ -------------- ------------ -----------   --------
                                                                (in thousands)
Statement of Operations:
Net broadcast revenue...     $56,975        $4,967       $61,942        $8,482       $70,424         --       $70,424
Station operating
 expenses...............      31,211         2,742        33,953         4,972        38,925         --        38,925
Corporate expenses......       3,301            21         3,322           --          3,322         --         3,322
Depreciation and
 amortization...........      12,209         1,561        13,770         5,773        19,543         --        19,543
                             -------        ------       -------        ------       -------      ------      -------
 Operating income.......      10,254           643        10,897        (2,263)        8,634         --         8,634
Interest expense........      11,479           --         11,479          (932)       10,547      (3,049)(d)    7,498
Other income, net.......         199             8           207            72           279                      279
Income tax expense
 (benefit)..............         731           500         1,231          (504)          727       1,162 (e)    1,889
                             -------        ------       -------        ------       -------      ------      -------
 Net income (loss)......     $(1,757)       $  151       $(1,606)       $ (755)      $(2,361)     $1,887      $  (474)
                             =======        ======       =======        ======       =======      ======      =======
Net loss applicable to
 common stockholders....     $(3,233)                                                                         $  (474)
                             =======                                                                          =======
Earnings per common
 share:
 Basic and diluted......     $ (0.22)                                                                         $ (0.02)
Weighted average common
 shares outstanding:
 Basic and diluted......      14,547                                                                           28,273
Other Data:
 Broadcast cash
  flow(f)...............     $25,764                                                                          $31,499
 Broadcast cash flow
  margin(f).............        45.2%                                                                            44.7%
 EBITDA (before non-cash
  compensation
  expense)(g)...........     $23,620                                                                          $28,402
 After-tax cash
  flow(f)...............      10,452                                                                           18,487
 Cash interest
  expense(h)............       6,340                                                                            4,497
 Capital expenditures...       2,580                                                                            3,160
 Ratio of EBITDA (before non-cash compensation expense) to interest expense................................       3.8x
 Ratio of EBITDA (before non-cash compensation expense) to cash interest expense...........................       6.3x

Footnotes for the Unaudited Pro Forma Consolidated Statement of Operations and Other Data for the Nine Months Ended September 30, 1999

(a) See the consolidated financial statements included elsewhere in this prospectus.

(b) The table below gives effect to the acquisitions completed during the period from January 1, 1999 through February 14, 2000 as if they had occurred on January 1, 1998. The operating results includes the activities of these entities during 1999 prior to the period acquired by Radio One. The 1999 operating results after the acquisition by Radio One are included in the Radio One historical amounts.

                                   ROA          Cleveland      Richmond I      Richmond II      Pro Forma
                             Historical(/1/) Historical(/2/) Historical(/2/) Historical(/3/) Adjustments(/4/)  Total
                             --------------- --------------- --------------- --------------- ----------------  ------
                                                                 (in thousands)
   Statement of Operations:
   Net broadcast revenue...      $2,447           $977            $198           $1,420           $  (75)(/5/) $4,967
   Station operating
    expenses...............       1,388            513             182              659              --         2,742
   Corporate expenses......          96            --                6                8              (89)(/6/)     21
   Depreciation and
    amortization...........         202            137               8              182            1,032 (/7/)  1,561
                                 ------           ----            ----           ------           ------       ------
     Operating income
      (loss)...............         761            327               2              571           (1,018)         643
   Interest expense,
    including extraordinary
    item...................         491            --              --               231             (722)(/8/)    --
   Other income, net.......         --             --              --                 8              --             8
   Income tax expense......         100            --                6              --               394 (/9/)    500
                                 ------           ----            ----           ------           ------       ------
     Net income (loss).....      $  170           $327            $ (4)          $  348           $ (690)      $  151
                                 ======           ====            ====           ======           ======       ======

--------
(/1/) See the consolidated financial statements of ROA included elsewhere in the prospectus.
(/2/) The column represents the historical results of operations of the stations acquired during the nine months ended September 30, 1999. As these stations acquired did not prepare stand-alone financial statements, these financial statements were carved out from a larger entity and include the direct revenue and expenses charged to the stations and an allocation of those expenses which benefited the stations but were not directly charged to the stations. As these results of operations include allocated expenses, these financial statements do not represent what the results from operations would have been if the stations operated on a stand-alone basis or what they would have been if they were owned by Radio One.
(/3/) The column represents the historical results of operations for 1999 that were obtained from carveout unaudited financial statements. See the financial statements included elsewhere in this prospectus.
(/4/) Historical financial statements and pro forma adjustments related to the St. Louis and Boston acquisitions have not been included in this pro forma income statement, because Radio One has determined that these acquisitions are purchases of assets. Income statement activity would not be relevant, because Radio One had taken the current stations off the air, and will reformat the stations.
(/5/) To reflect the elimination of the management fee paid by ROA to Radio One for administrative services provided by Radio One.
(/6/) To eliminate corporate expenses which Radio One does not expect to incur going forward which consist primarily of corporate management fees.
(/7/) To record the additional depreciation and amortization expense that would have been recognized if the ROA, Cleveland and Richmond I and II acquisitions had occurred.
(/8/) To eliminate interest expense of the acquisitions assuming Radio One uses the proceeds from this offering, the November 11, 1999 offering and the May 5, 1999 offering to fund the acquisitions and retire certain outstanding debt.
(/9/) To record additional tax expense related to additional income as a result of the acquisitions.

(c) The table below gives effect to the acquisitions pending as of February 14, 2000:

                              Richmond III        WPLY        Pro Forma
                             Historical(/1/) Historical(/2/) Adjustments     Total
                             --------------- --------------- -----------     ------
                                               (in thousands)
   Statement of Operations:
   Net broadcast revenue...      $2,564          $5,918        $   --        $8,482
   Station operating
    expenses...............         595           4,377            --         4,972
   Corporate expenses......         206             448           (654)(/3/)    --
   Depreciation and
    amortization...........         161              70          5,542 (/4/)  5,773
                                 ------          ------        -------       ------
     Operating income .....       1,602           1,023         (4,888)      (2,263)
   Interest expense........          82               8         (1,022)(/5/)   (932)
   Other income............         --               72            --            72
   Income tax benefit......         --              --            (504)(/6/)   (504)
                                 ------          ------        -------       ------
     Net income (loss).....      $1,520          $1,087        $(3,362)      $ (755)
                                 ======          ======        =======       ======

--------
(/1/) The column represents the historical results of operations for the period ended May 31, 1999 that were obtained from carveout unaudited financial statements, as Radio One entered into an LMA with Richmond III effective June 1, 1999.
(/2/) The column represents the historical results of operations for the nine months ended September 30, 1999. See the financial statements included elsewhere in this prospectus.
                                                                               .
(/3/) To eliminate corporate management fees and corporate officers' salaries which would be incurred by Radio One.
(/4/) To record additional amortization of $5,542 for intangibles related to the Richmond III and WPLY excess purchase price of $32,790 and $79,675, respectively over 15 years, less the amortization previously recorded by the acquired companies.
(/5/) To eliminate the LMA fee paid by Radio One to Richmond III and to eliminate interest expense of the Richmond III and WPLY acquisitions assuming Radio One uses the proceeds from this offering, the November 11, 1999 and the May 5, 1999 offering to fund the acquisitions and retire the outstanding debt.
(/6/) To record additional tax benefit related to additional loss as a result of the acquisitions.

(d) To record the decrease in interest expense assuming Radio One uses the proceeds of this offering, the November 11, 1999 offering and the May 5, 1999 offering to retire certain outstanding debt.

(e)  To reflect the tax effect for pro forma income.

(f) Broadcast cash flow consists of operating income before depreciation, amortization, local marketing agreement fees and corporate expenses. EBITDA (before non-cash compensation expense) consists of operating income before depreciation, amortization, non-cash compensation expense and local marketing agreement fees. After-tax cash flow consists of income before income tax expense (benefit) and extraordinary items, minus net gain on sale of assets (net of tax) and the current income tax provision, plus depreciation and amortization expense and non-cash compensation expense. Although broadcast cash flow, EBITDA (before non-cash compensation expense), and after-tax cash flow are not measures of performance or liquidity calculated in accordance with GAAP, we believe that these measures are useful to an investor in evaluating Radio One because these measures are widely used in the broadcast industry as a measure of a radio broadcasting company's performance. Nevertheless, broadcast cash flow, EBITDA(before non-cash compensation expense) and after-tax cash flow should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. Moreover, because broadcast cash flow, EBITDA (before non-cash compensation expense) and after-tax cash flow are not measures calculated in accordance with GAAP, these performance measures are not necessarily comparable to similarly titled measures employed by other companies.

(g) Broadcast cash flow margin is defined as broadcast cash flow divided by net broadcast revenue.

(h) Cash interest expense is calculated as interest expense less non-cash interest, including the accretion of principal, the amortization of discounts on debt and the amortization of deferred financing costs, for the indicated period.

                 Unaudited Pro Forma Consolidated Balance Sheet

                                                            As of September 30, 1999
                       -----------------------------------------------------------------------------------------------------
                                                                                    Pro Forma for
                                         Completed    Pro Forma for     Pending       Completed
                                       Transactions     Completed    Transactions    and Pending   Offering       Pro Forma
                       Historical (a) Adjustments (b) Transactions  Adjustments (c) Transactions  Adjustments    as Adjusted
                       -------------- --------------- ------------- --------------- ------------- -----------    -----------
                                                                 (in thousands)
ASSETS
Current assets:
 Cash and cash
  equivalents........     $  4,428       $283,973       $288,401       $(112,250)     $176,151     $384,600(d)    $560,751
 Trade accounts
  receivable, net....       19,689            --          19,689             --         19,689          --          19,689
 Prepaid expenses
  and other..........          613            --             613              23           636          --             636
 Deferred taxes......          991            --             991             --            991          --             991
                          --------       --------       --------       ---------      --------     --------       --------
   Total current
    assets...........       25,721        283,973        309,694       (112,227)       197,467      384,600        582,067
Property and
 equipment, net......       15,536            --          15,536             320        15,856          --          15,856
Intangible assets,
 net.................      212,363         10,000        222,363         113,657       336,020          --         336,020
Other assets.........        4,206           (500)         3,706          (1,750)        1,956          --           1,956
                          --------       --------       --------       ---------      --------     --------       --------
   Total assets......     $257,826       $293,473       $551,299       $     --       $551,299     $384,600       $935,899
                          ========       ========       ========       =========      ========     ========       ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable
  and accrued
  expenses...........     $ 10,444       $    --        $ 10,444       $     --       $ 10,444     $    --        $ 10,444
                          --------       --------       --------       ---------      --------     --------       --------
   Total current
    liabilities......       10,444            --          10,444             --         10,444          --          10,444
Bank credit
 facility............       26,000            --          26,000             --         26,000      (26,000)(e)        --
12% notes due 2004...       81,466            --          81,466             --         81,466          --          81,466
Other long-term
 debt................          119            --             119             --            119          --             119
Deferred tax
 liability...........       14,943            --          14,943             --         14,943          --          14,943
                          --------       --------       --------       ---------      --------     --------       --------
   Total
    liabilities......      132,972            --         132,972             --        132,972      (26,000)       106,972
                          --------       --------       --------       ---------      --------     --------       --------
Stockholders' equity:
 Class A common
  stock..............           12              5             17             --             17            5 (f)         22
 Class B common
  stock..............            3            --               3             --              3          --               3
 Class C common
  stock..............            3            --               3             --              3          --               3
 Additional paid in
  capital............      152,933        293,468        446,401             --        446,401      410,595 (f)    856,996
 Accumulated
  deficit............      (28,097)           --         (28,097)            --        (28,097)         --         (28,097)
                          --------       --------       --------       ---------      --------     --------       --------
   Total
    stockholders'
    equity...........      124,854        293,473        418,327             --        418,327      410,600        828,927
                          --------       --------       --------       ---------      --------     --------       --------
   Total liabilities
    and stockholders'
    equity...........     $257,826       $293,473       $551,299       $     --       $551,299     $384,600       $935,899
                          ========       ========       ========       =========      ========     ========       ========

Footnotes for the Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 1999

(a) See the Consolidated Financial Statements included elsewhere in this prospectus.

(b) The table below gives effect to the transactions completed between October 1, 1999 and February 14, 2000 as if they were completed on September 30, 1999.

                                                As of September 30, 1999
                             --------------------------------------------------------------------
                                November 11,        Boston      Acquisition
                             1999 Offering(/1/) Historical(/2/) Adjustments      Total
                             ------------------ --------------- -----------     --------
   ASSETS
   Current Assets:
     Cash and cash
      equivalents..........       $293,473           $ --         $(9,500)(/3/) $283,973
                                  --------           -----        -------       --------
       Total current
        assets.............        293,473             --          (9,500)       283,973
   Intangible assets, net..            --              --          10,000 (/4/)   10,000
   Other assets............                                          (500)(/3/)     (500)
                                  --------           -----        -------       --------
       Total assets........       $293,473           $ --         $   --        $293,473
                                  ========           =====        =======       ========
   EQUITY
   Equity .................       $293,473           $ --         $   --        $293,473
                                  --------           -----        -------       --------
       Total station
        equity.............       $293,473           $ --         $   --        $293,473
                                  ========           =====        =======       ========

--------
(/1/) Net proceeds from the November 11, 1999 offering of 5,170,000 shares at $59.25 per share, less underwriting discounts and commissions, and offering costs.
(/2/) Historical financial statements related to the Boston acquisition have not been included in this pro forma balance sheet because Radio One has determined that this acquisition is a purchase of the license only.
(/3/) To reflect the cash paid by Radio One of $10,000 for the Boston acquisition net of the $500 deposit previously paid.
(/4/) To record intangible assets booked as a result of the acquisition of Boston for $10,000.

(c) The table below gives effect to the pending acquisitions as of February 14, 2000 as if they had occurred on September 30, 1999.

                               WPLY        Richmond III   Acquisition
                          Historical(/1/) Historical(/2/) Adjustments        Total
                          --------------- --------------- -----------      ---------
                                             (in thousands)
ASSETS
Current Assets:
 Cash and cash
  equivalents...........      $  324           $--         $(112,574)(/3/) $(112,250)
 Trade accounts
  receivable, net.......       1,637            --            (1,637)(/4/)       --
 Prepaid expenses and
  other.................          23            --               --               23
                              ------           ----        ---------       ---------
   Total current
    assets..............       1,984            --          (114,211)       (112,227)
Property and equipment,
 net....................         320            --               --              320
Intangible assets, net..         --             --           113,657 (/5/)   113,657
Other assets............         --             --            (1,750)(/3/)    (1,750)
                              ------           ----        ---------       ---------
   Total assets.........      $2,304           $--         $  (2,304)      $     --
                              ======           ====        =========       =========
LIABILITIES AND
 STATION EQUITY
Current Liabilities:
 Accounts payable and
  accrued expenses......      $  385           $--         $    (385)(/6/) $     --
 Current portion of
  long-term debt........         169            --              (169)(/6/)       --
                              ------           ----        ---------       ---------
   Total current
    liabilities.........         554            --              (554)            --
Station equity .........       1,750            --            (1,750)(/7/)       --
                              ------           ----        ---------       ---------
   Total liabilities and
    station equity .....      $2,304           $--         $  (2,304)      $     --
                              ======           ====        =========       =========

--------
(/1/) This column represents the historical balance sheet of WPLY as of
      September 30, 1999.
(/2/) All broadcast revenues, expenses, assets and liabilities, except for the stations' FCC licenses of Richmond III, subsequent to June 1, 1999 are recorded in the financial statements of Radio One as that is the date Radio One started an LMA arrangement with respect to Richmond III.
(/3/) To reflect the cash paid by Radio One of $34,000 for the Richmond III acquisition and $80,000 for the WPLY acquisition less the deposit previously paid of $1,750. Radio One will not receive the historical cash of WPLY.
(/4/) To eliminate the trade accounts receivable not purchased in the WPLY acquisition.
(/5/) To record intangible assets booked as a result of the acquisitions, calculated as follows:

                                                        Net Tangible
                                               Purchase    Assets    Intangibles
                                                Price     Acquired    Acquired
                                               -------- ------------ -----------
Total......................................... $114,000     $343      $113,657

(/6/) To eliminate accounts payable, accrued expenses and debt that will not be assumed by Radio One.
(/7/) To eliminate the station equity acquired from WPLY.

(d) To reflect the net proceeds of this offering assuming the sale of 5,000,000 shares of class A common stock at a public offering price of $85.75 per share less underwriting discounts, commissions and offering expenses of $18,150, and retirement of borrowings under the bank credit facility.

(e)   To reflect the retirement of debt.

(f) To reflect the net proceeds of this offering assuming the sale of 5,000,000 shares of class A common stock at a public offering price of $85.75 per share, less underwriting discounts, commissions and offering costs of $18,150 for this offering.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

   The following table contains selected historical consolidated financial data with respect to Radio One. The selected historical consolidated financial data have been derived from the Consolidated Financial Statements of Radio One for each of the fiscal years for the five year period ended December 31, 1998, which have been audited by Arthur Andersen LLP, independent public accountants. The selected historical consolidated financial data for the nine months ended September 30, 1998, and 1999 have been derived from the unaudited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Radio One included elsewhere in this prospectus.

   The following table includes information regarding broadcast cash flow, EBITDA, and after-tax cash flow. Broadcast cash flow consists of operating income before depreciation, amortization, local marketing agreement fees and corporate expenses. EBITDA consists of operating income before depreciation, amortization, and local marketing agreement fees. After-tax cash flow consists of income before income tax expense (benefit) and extraordinary items, minus net gain on sale of assets (net of tax) and the current income tax provision, plus non-cash compensation expense and depreciation and amortization expense. Although broadcast cash flow, EBITDA, and after-tax cash flow are not measures of performance or liquidity calculated in accordance with GAAP, we believe that these measures are useful to an investor in evaluating Radio One because these measures are widely used in the broadcast industry as a measure of a radio broadcasting company's performance. Nevertheless, broadcast cash flow, EBITDA and after-tax cash flow should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. Moreover, because broadcast cash flow, EBITDA and after-tax cash flow are not measures calculated in accordance with GAAP, these performance measures are not necessarily comparable to similarly titled measures employed by other companies.

                                                                               Nine Months Ended
                                                                                   September
                                       Fiscal Year Ended December 31,(/1/)         30,(/1/)
                                       --------------------------------------  ------------------
                               Dec.
                                25,
                               1994      1995      1996      1997      1998      1998      1999
                              -------  --------  --------  --------  --------  --------  --------
                                          (in thousands, except per share data)
Statement of Operations:
Net broadcast revenue.......  $15,541  $ 21,455  $ 23,702  $ 32,367  $ 46,109  $ 33,304  $ 56,975
Station operating expenses..    8,506    11,736    13,927    18,848    24,501    17,550    31,211
Corporate expenses..........    1,128     1,995     1,793     2,155     2,800     2,051     3,301
Depreciation and
 amortization...............    2,027     3,912     4,262     5,828     8,445     6,042    12,209
                              -------  --------  --------  --------  --------  --------  --------
 Operating income...........    3,880     3,812     3,720     5,536    10,363     7,661    10,254
Interest expense(/2/).......    2,665     5,289     7,252     8,910    11,455     7,996    11,479
Other income (expense),
 net........................       38        89       (77)      415       358       267       199
Income tax expense
 (benefit)(/3/).............       30       --        --        --     (1,575)      --        731
                              -------  --------  --------  --------  --------  --------  --------
 Income (loss) before
  extraordinary item........    1,223    (1,388)   (3,609)   (2,959)      841       (68)   (1,757)
Extraordinary loss..........      --        468       --      1,985       --        --        --
                              -------  --------  --------  --------  --------  --------  --------
 Net income (loss)..........  $ 1,223  $ (1,856) $ (3,609) $ (4,944) $    841  $    (68) $ (1,757)
                              =======  ========  ========  ========  ========  ========  ========
Net income (loss) applicable
 to common stockholders.....  $ 1,223  $ (1,856) $ (3,609) $ (6,981) $ (2,875) $ (2,794) $ (3,233)
                              =======  ========  ========  ========  ========  ========  ========
Earnings per common share:
  Basic and diluted.........  $  0.16  $  (0.22) $  (0.38) $  (0.74) $  (0.31) $  (0.30) $  (0.22)
                              =======  ========  ========  ========  ========  ========  ========
Weighted average common
 shares
 outstanding:
  Basic and diluted.........    7,435     8,413     9,392     9,392     9,392     9,392    14,547
Other Data:
Broadcast cash flow.........  $ 7,035  $  9,719  $  9,775  $ 13,519  $ 21,608  $ 15,754  $ 25,764
Broadcast cash flow
 margin(/4/)................     45.3%     45.3%     41.2%     41.8%     46.9%     47.3%     45.2%
EBITDA (before non-cash
 compensation)..............    5,907     7,724     7,982    11,364    18,808    13,703    23,620
After-tax cash flow.........    2,763     2,524       806     2,869     7,248     5,974    10,452
Cash interest expense(/5/)..    2,356     5,103     4,815     4,413     7,192     3,495     6,340
Accreted preferred stock
 dividends..................      --        --        --      2,037     3,716     2,726     1,476
Capital expenditures........      639       224       252     2,035     2,236     1,357     2,580
Balance Sheet Data (at
 period end):
Cash and cash equivalents...  $ 1,417  $  2,703  $  1,708  $  8,500  $  4,455  $  7,863  $  4,428
Intangible assets, net......   11,705    43,455    39,358    54,942   127,639    87,234   212,363
Total assets................   20,566    55,894    51,777    79,225   153,856   114,293   257,826
Total debt (including
 current portion
 and deferred interest).....   23,049    64,585    64,939    74,954   131,739   106,765   107,585
Preferred stock.............      --        --        --     22,968    26,684    25,694       --
Total stockholders' equity
 (deficit) .................   (4,367)  (11,394)  (15,003)  (21,984)  (24,859)   24,778  $124,854

--------
(/1/) Year-to-year comparisons are significantly affected by Radio One's acquisition of various radio stations during the periods covered. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Prior to the fiscal year ended December 31, 1996, Radio One's accounting reporting period was based on a fifty-two/fifty-three week period ending on the last Sunday of the calendar year. During 1996, we changed our fiscal year end to December 31.
(/2/) Interest expense includes non-cash interest, such as the accretion of principal, the amortization of discounts on debt and the amortization of deferred financing costs.
(/3/) From January 1, 1996 to May 19, 1997, Radio One elected to be treated as an S corporation for U.S. federal and state income tax purposes and, therefore, generally was not subject to income tax at the corporate level during that period.
(/4/) Broadcast cash flow margin is defined as broadcast cash flow divided by net broadcast revenue.
(/5/) Cash interest expense is calculated as interest expense less non-cash interest, including the accretion of principal, the amortization of discounts on debt and the amortization of deferred financing costs, for the indicated period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following information should be read in conjunction with "Selected Historical Consolidated Financial Data" and the Financial Statements and the notes thereto included elsewhere in this prospectus.

Introduction

   The net broadcast revenue of Radio One is derived from local and national advertisers and, to a much lesser extent, ticket and other revenue related to special events sponsored by Radio One throughout the year. Our significant broadcast expenses are employee salaries and commissions, programming expenses, advertising and promotion expenses, rental of premises for studios and rental of transmission tower space and music license royalty fees. We strive to control these expenses by centralizing certain functions such as finance, accounting, legal, human resources and management information systems and the overall programming management function, as well as using our multiple stations, market presence and purchasing power to negotiate favorable rates with certain vendors and national representative selling agencies. Depreciation and amortization of costs associated with the acquisition of the stations and interest carrying charges are significant factors in determining Radio One's overall profitability.

   Radio One's net broadcast revenue is affected primarily by the advertising rates our radio stations are able to charge as well as the overall demand for radio advertising time in a market. Advertising rates are based primarily on
(1) a radio station's audience share in the demographic groups targeted by advertisers, as measured principally by quarterly reports developed by Arbitron, (2) the number of radio stations in the market competing for the same demographic groups, and (3) the supply of and demand for radio advertising time. Advertising rates are generally highest during morning and afternoon commuting hours. In 1998, approximately 67.4% of Radio One's revenue was generated from local advertising and 30.3% was generated from national spot advertising. The balance of 1998 revenue was generated primarily from network advertising, tower rental income and ticket and other revenue related to Radio One sponsored events.

   The performance of an individual radio station or group of radio stations in a particular market is customarily measured by its ability to generate net broadcast revenue and broadcast cash flow, although broadcast cash flow is not a measure utilized under GAAP. Broadcast cash flow should not be considered in isolation from, nor as a substitute for, operating income, net income, cash flow, or other consolidated income or cash flow statement data computed in accordance with GAAP, nor as a measure of Radio One's profitability or liquidity. Despite its limitations, broadcast cash flow is widely used in the broadcasting industry as a measure of a company's operating performance because it provides a meaningful measure of comparative radio station performance, without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, particularly in the case of acquisitions, and corporate expenses.

   Radio One's operating results in any period may be affected by advertising and promotion expenses that do not produce commensurate net broadcast revenue in the period in which such expenses are incurred. We generally incur advertising and promotion expenses in order to increase listenership and Arbitron ratings. Increased advertising revenue may wholly or partially lag behind the incurrence of such advertising and promotion expenses because Arbitron only reports complete ratings information on a quarterly basis.

   In the broadcasting industry, radio stations often utilize trade or barter agreements to reduce expenses by exchanging advertising time for goods or services. In order to maximize cash revenue from our spot inventory, we minimize the use of trade agreements and have reduced trade revenue to approximately 1.2% of our gross revenue in 1998, down from approximately 4.2% in 1996.

   Radio One calculates same station growth over a particular period by comparing performance of stations owned or operated under an LMA during the current period with the performance of the same stations for the corresponding period in the prior year. However, no station will be included in such a comparison unless it has been owned or operated under an LMA for at least one month of every quarter included in each of the current and corresponding prior-year periods.

   From January 1, 1996, through September 30, 1999, Radio One acquired 14 radio stations. On May 19, 1997, Radio One acquired WPHI-FM, in Philadelphia, for approximately $20.0 million, after having operated the station under an LMA since February 8, 1997. On March 16, 1998, Radio One, through an Unrestricted Subsidiary, acquired BHI, owner and operator of WYCB-AM, in Washington, D.C., for approximately $3.8 million. On June 30, 1998, Radio One acquired Bell Broadcasting, owner and operator of WDTJ-FM and WCHB-AM in Detroit, and WJZZ-AM in Kingsley, Michigan, for approximately $34.2 million. On December 28, 1998, Radio One acquired Allur-Detroit, owner and operator of WDMK-FM, in Detroit, for approximately $26.5 million. On March 30, 1999, Radio One acquired its affiliate, ROA, for approximately 3.3 million shares of Radio One common stock, and ROA acquired the 67% of Dogwood it did not own for approximately $3.6 million. On April 30, 1999, Radio One acquired WENZ-FM and WERE-AM for approximately $20.0 million. On June 4, 1999, Radio One acquired the assets of WFUN-FM for approximately $13.6 million. On July 1, 1999, Radio One acquired WKJS-FM and WARV-FM for approximately $12.0 million. On July 15, 1999, Radio One acquired WDYL-FM for approximately $4.6 million.

   The consolidated financial statements of Radio One for fiscal years 1996, 1997 and 1998 included elsewhere in this prospectus set forth the results of operations of: WPHI-FM for approximately 11 months of fiscal year 1997, including the LMA period, and for fiscal year 1998; WYCB-AM from March 16, 1998, through the end of fiscal year 1998; Bell Broadcasting from July 1, 1998, through the end of fiscal year 1998; and Allur-Detroit from December 29, 1998, through the end of fiscal year 1998. The consolidated financial statements of Radio One for nine months ended September 30, 1999, included elsewhere in this prospectus set forth the results of operations of: ROA and Dogwood from March 30, 1999, through September 30, 1999; WENZ-FM and WERE-AM from April 30, 1999 through September 30, 1999; WFUN-FM from June 4, 1999, through September 30, 1999; WKJS-FM and WARV-FM from July 1, 1999, through September 30, 1999; and WDYL-FM from July 15, 1999, through September 30, 1999. The discussion below concerning results of operations reflects the operations of radio stations Radio One owned and/or managed during the periods presented. As a result of the acquisition of WPHI-FM in May 1997, WYCB-AM in March 1998, Bell Broadcasting in June 1998, Allur-Detroit in December 1998, ROA and Dogwood in March 1999, WENZ-FM and WERE-AM in April 1999, and WFUN-FM in June 1999, Radio One's historical financial data prior to such times are not directly comparable to Radio One's historical financial data for subsequent periods. Additionally, due to recent acquisition activity, our pro forma results for fiscal year 1998 and the nine months ended September 30, 1999, differ materially from our actual results for the same periods. For the year ended December 31, 1998, pro forma for completed and pending transactions, net broadcast revenue and broadcast cash flow were approximately $79.9 million and $32.0 million, respectively, compared to actual net broadcast revenue and broadcast cash flow of $46.1 million and $21.6 million, respectively. For the nine months ended September 30, 1999, pro forma for completed transactions, net broadcast revenue and broadcast cash flow were approximately $70.4 million and $31.5 million, respectively, compared to actual net broadcast revenue and broadcast cash flow of $57.0 million and $25.8 million, respectively.

                             Results of Operations

   The following table summarizes Radio One's historical consolidated results of operations.

                                                      Three Months       Nine Months
                                                          Ended             Ended
                          Year Ended December 31,     September 30,     September 30,
                          -------------------------  ----------------  ----------------
                           1996     1997     1998     1998     1999     1998     1999
                          -------  -------  -------  -------  -------  -------  -------
                                              (in thousands)
Statement of Operations:
Net broadcast revenue...  $23,702  $32,367  $46,109  $13,776  $24,121  $33,304  $56,975
Station operating
 expenses...............   13,927   18,848   24,501    7,040   12,128   17,550   31,211
Corporate expenses......    1,793    2,155    2,800      732    1,148    2,051    3,076
Stock-based
 compensation...........      --       --       --       --       --       --       225
Depreciation and
 amortization...........    4,262    5,828    8,445    2,410    4,734    6,042   12,209
                          -------  -------  -------  -------  -------  -------  -------
 Operating income.......    3,720    5,536   10,363    3,594    6,111    7,661   10,254
Interest expense........    7,252    8,910   11,455    3,071    3,990    7,996   11,479
Other income (expense),
 net....................      (77)     415      358      (19)      58      267      199
                          -------  -------  -------  -------  -------  -------  -------
Income (loss) before
 benefit for income
 taxes and extraordinary
 item...................   (3,609)  (2,959)    (734)     504    2,179      (68)  (1,026)
                          -------  -------  -------  -------  -------  -------  -------
Income tax expense
 (benefit)..............      --       --    (1,575)     --       255      --       731
 Income (loss) before
  extraordinary item....   (3,609)  (2,959)     841      504    1,924      (68)  (1,757)
                          -------  -------  -------  -------  -------  -------  -------
Extraordinary loss......      --     1,985      --       --       --       --       --
                          -------  -------  -------  -------  -------  -------  -------
   Net income (loss)....  $(3,609) $(4,944) $   841  $   504  $ 1,924  $   (68) $(1,757)
                          =======  =======  =======  =======  =======  =======  =======
Broadcast cash flow.....  $ 9,775  $13,519  $21,608  $ 6,736  $11,993  $15,754  $25,764
Broadcast cash flow
 margin.................     41.2%    41.8%    46.9%    48.9%    49.7%    47.3%    45.2%
EBITDA..................  $ 7,982  $11,364  $18,808  $ 6,004  $10,845  $13,703  $23,620
After-tax cash flow.....      806    2,869    7,248    2,914    6,713    5,974   10,452

Three Months and Nine Months Ended September 30, 1999, Compared to Three Months and Nine Months Ended September 30, 1998

   Net Broadcast Revenue. Net broadcast revenue increased to approximately $24.1 million for the quarter ended September 30, 1999 from approximately $13.8 million for the quarter ended September 30, 1998 or 74.6%. Net broadcast revenue increased to approximately $57.0 million for the nine months ended September 30, 1999 from approximately $33.3 million for the nine months ended September 30, 1998 or 71.2%. This increase in net broadcast revenue was the result of continuing broadcast revenue growth in our Washington, Baltimore and Philadelphia markets as we benefitted from historical ratings increases at certain of our radio stations, improved power ratios at these stations as well as industry growth in each of these markets. Additional revenue gains were derived from our recent acquisitions in Detroit and Cleveland and from the radio stations being operated under a time brokerage agreement in Richmond, as well as the March 1999 acquisition of our former affiliate, Radio One of Atlanta, Inc.

   Station Operating Expenses. Station operating expenses increased to approximately $12.1 million for the quarter ended September 30, 1999 from approximately $7.0 million for the quarter ended September 30, 1998 or 72.9%. Approximately $5.3 million of the increase was attributable to stations acquired or operated under a time brokerage agreement since June 30, 1998. Station operating expenses increased to approximately $31.2 million for the nine months ended September 30, 1999 from approximately $17.6 million for the nine months ended September 30, 1998 or 77.3%. Approximately $12.8 million of the increase was attributable to stations acquired or operated under a time brokerage agreement since June 30, 1998. On a same station basis, station operating expenses increased to approximately $6.3 million and to approximately $19.5 million for the quarter and nine months ended September 30, 1999, respectively. These increases were the result of significant increases in revenue, higher spending on marketing and promotions, additional costs associated with higher ratings and the overall growth of our business.

   Corporate Expenses. Corporate expenses excluding non-cash compensation increased to approximately $1.1 million from approximately $0.7 million for the quarter ended September 30, 1999 or 57.1%. Corporate expenses excluding non-cash compensation increased to approximately $3.1 million from approximately $2.1 million for the nine months ended September 30, 1999 or 47.6%. These increases were due primarily to growth in our corporate staff consistent with our overall expansion as well as increases in the compensation of certain executives and other costs associated with operating as a public company.

   Depreciation and Amortization. Depreciation and amortization increased to approximately $4.7 million from approximately $2.4 million for the quarter ended September 30, 1999 or 95.8%. Depreciation and amortization increased to approximately $12.2 million from approximately $6.0 million for the nine months ended September 30, 1999 or 103.3%. These increases were due to our asset growth as well as our acquisitions during 1998 and 1999.

   Operating Income. Operating income increased to approximately $6.1 million for the quarter ended September 30, 1999 from approximately $3.6 million for the quarter ended September 30, 1998 or 69.4%. Operating income increased to approximately $10.3 million for the nine months ended September 30, 1999 from approximately $7.7 million for the nine months ended September 30, 1998 or 33.8%. These increases for the quarter and for the nine month period were attributable to higher depreciation and amortization expenses associated with our several acquisitions made within the last year offset by proportionately higher revenue as described above.

   Interest Expense. Interest expense increased to approximately $4.0 million for the quarter ended September 30, 1999 from approximately $3.1 million for the quarter ended September 30, 1998 or 29.0%. Interest expense increased to approximately $11.5 million for the nine months ended September 30, 1999 from approximately $8.0 million for the nine months ended September 30, 1998 or 43.8%. These increases relate primarily to interest incurred on borrowings under our bank credit facility, particularly prior to our May 5, 1999 initial public offering, to help fund the several acquisitions made by us within the past year.

   Other Income (expense). Other income (expense) increased to $58,000 for the quarter ended September 30, 1999 from a loss of $19,000 for the quarter ended September 30, 1998. Other income decreased to $199,000 for the nine months ended September 30, 1999 from $267,000 for the nine months ended September 30, 1998 or 25.5%. This increase for the quarter was due to somewhat higher interest income for the third quarter of 1998 offset by an investment loss while the decrease for the nine month period was primarily attributable to lower interest income due to lower average cash balances as we partially used our free cash balances to help fund acquisitions made during the period as well as to help reduce our outstanding senior debt, which stood at $26.0 million as of September 30, 1999 as compared to approximately $29.2 million as of September 30, 1998.

   Income (loss) before Benefit from Income Taxes. Income before provision for income taxes increased to approximately $2.2 million for the quarter ended September 30, 1999 from approximately $0.5 million for the quarter ended September 30, 1998 or 340.0%. Loss before provision for income taxes increased to approximately $1.0 million for the nine months ended September 30, 1999 from approximately $0.1 million for the nine months ended September 30, 1998 or 900.0%. This increase in income for the quarter and increase in the loss for the nine month period were primarily due to higher operating income, interest and depreciation and amortization expenses as described above, partially offset by higher revenue.

   Net Income (Loss). Net income increased to approximately $1.9 million for the quarter ended September 30, 1999 from approximately $0.5 million for the quarter ended September 30, 1998 or 280.0%. Net loss increased to approximately $1.8 million for the nine months ended September 30, 1999 from approximately $0.1 million for the nine months ended September 30, 1998 or 1,700.0%. This increase in income for the quarter and increase in the loss for the nine month period was due to the factors described above as well as a tax provision for each of the second quarter and first nine month periods of 1999 associated with an estimate of our effective tax rate for all of 1999. In 1998, we used our remaining net operating losses and did not incur a tax liability during the first nine months of 1998.

   Broadcast Cash Flow. Broadcast cash flow increased to approximately $12.0 million for the quarter ended September 30, 1999 from approximately $6.7 million for the quarter ended September 30, 1998 or 79.1%. Broadcast cash flow increased to approximately $25.8 million for the nine months ended September 30, 1999 from approximately $15.8 million for the nine months ended September 30, 1998 or 63.3%. These increases were attributable to the increases in broadcast revenue partially offset by higher operating expenses as described above.

   EBITDA. EBITDA, excluding stock-based compensation expense, increased to approximately $10.8 million for the quarter ended September 30, 1999 from approximately $6.0 million for the quarter ended September 30, 1998 or 80.0%. EBITDA, excluding stock-based compensation expense, increased to approximately $23.6 million for the nine months ended September 30, 1999 from approximately $13.7 million for the nine months ended September 30, 1998 or 72.3%. These increases were attributable to the increase in broadcast revenue partially offset by higher operating expenses and higher corporate expenses partially associated with the costs of operating as a public company.

   After-Tax Cash Flow. After-tax cash flow increased to approximately $6.7 million for the quarter ended September 30, 1999 from approximately $2.9 million for the quarter ended September 30, 1998 or 131.0%. After-tax cash flow increased to approximately $10.5 million for the nine months ended September 30, 1999 from approximately $6.0 million for the nine months ended September 30, 1998 or 75.0%. These increases were attributable to the increase in operating income partially offset by higher interest charges associated with the financings of various acquisitions as well as the provision for income taxes for 1999, as described above.

Fiscal Year Ended December 31, 1998 Compared to Fiscal Year Ended December 31, 1997

   Net Broadcast Revenue. Net broadcast revenue increased to approximately $46.1 million for the fiscal year ended December 31, 1998, from approximately $32.4 million for the fiscal year ended December 31, 1997, or 42.3%. Approximately $3.8 million of the increase was attributable to stations acquired during 1998. On a same station basis, net revenue for the period increased approximately 30.6% to approximately $42.3 million in 1998 from approximately $32.4 million in 1997. This increase was the result of continuing broadcast revenue growth in Radio One's Washington, D.C., Baltimore, and Philadelphia markets as we benefitted from ratings increases at certain of our radio stations, improved power ratios at these stations and radio market growth.

   Station Operating Expenses. Station operating expenses increased to approximately $24.5 million for the fiscal year ended December 31, 1998, from approximately $18.8 million for the fiscal year ended December 31, 1997, or 30.3%. Approximately $2.5 million of the increase was attributable to stations acquired during 1998. On a same station basis, station operating expenses for the period increased approximately 17.0% to approximately $22.0 million in 1998 from approximately $18.8 million in 1997. This increase was primarily related to increases in sales commissions and license fees due to significant revenue growth, as well as additional programming costs related to ratings gains at some of our larger radio stations.

   Corporate Expenses. Corporate expenses increased to approximately $2.8 million for the fiscal year ended December 31, 1998, from approximately $2.2 million for the fiscal year ended December 31, 1997, or 27.3%. This increase was due primarily to growth in the corporate staff consistent with our overall expansion, annual costs associated with the 12% notes due 2004 and costs associated with our public reporting requirements.

   Depreciation and Amortization. Depreciation and amortization increased to approximately $8.4 million for the fiscal year ended December 31, 1998, from approximately $5.8 million for the fiscal year ended December 31, 1997, or 44.8%. This increase was due primarily to our asset growth as well as our acquisitions in 1998.

   Operating Income. Operating income increased to approximately $10.4 million for the fiscal year ended December 31, 1998, from approximately $5.5 million for the fiscal year ended December 31, 1997, or 89.1%. This increase was attributable to the increases in broadcast revenues partially offset by higher operating expenses and higher depreciation and amortization expenses as described above.

   Interest Expense. Interest expense increased to approximately $11.5 million for the fiscal year ended December 31, 1998, from approximately $8.9 million for the fiscal year ended December 31, 1997, or 29.2%. This increase was primarily due to the 12% notes offering, the retirement of our approximately $45.6 million bank credit facility and borrowings under our bank credit facility associated with the Bell Broadcasting acquisition.

   Other Income. Other income decreased to $358,000 for the fiscal year ended December 31, 1998, from $415,000 for the fiscal year ended December 31, 1997, or 13.7%. This decrease was primarily attributable to lower interest income due to lower cash balances as we used a portion of our cash balances to help fund the Bell Broadcasting acquisition.

   Loss before Benefit from Income Taxes. Loss before benefit from income taxes decreased to $734,000 for the fiscal year ended December 31, 1998, from approximately $3.0 million for the fiscal year ended December 31, 1997, or 75.5%. This decrease was due to higher operating income partially offset by higher interest expense and lower other income. The income tax benefit of approximately $1.6 million for the year ended December 31, 1998, was the result of reversing our valuation allowance recorded in prior years related to our net operating loss carryforward and other deferred tax assets, offset by an income tax provision of $483,000 as we had net income for tax reporting purposes as a result of non-deductible amortization expense for income tax purposes. Certain intangible assets acquired as a result of the Bell Broadcasting acquisition maintained their old income tax basis because the Bell Broadcasting acquisition was a stock purchase.

   Net Income (Loss). Net income increased to $841,000 for the fiscal year ended December 31, 1998, from a net loss of approximately $4.9 million for the fiscal year ended December 31, 1997. The increase was due to higher operating income and an income tax benefit, partially offset by higher interest expense as described above and an approximate $2.0 million extraordinary loss related to the refinancing of debt.

   Broadcast Cash Flow. Broadcast cash flow increased to approximately $21.6 million for the fiscal year ended December 31, 1998, from approximately $13.5 million for the fiscal year ended December 31, 1997, or 60.0%. Approximately $1.3 million of the increase was attributable to stations acquired during 1998. On a same station basis, broadcast cash flow for the period increased approximately 50.4% to approximately $20.3 million in 1998 from approximately $13.5 million in 1997. This increase was attributable to the increase in net broadcast revenue partially offset by higher station operating expenses as described above.

   Our broadcast cash flow margin increased to approximately 46.9% for the fiscal year ended December 31, 1998, from 41.8% for the fiscal year ended December 31, 1997. On a same station basis, broadcast cash flow margin for the period increased to approximately 48.0% in 1998 from approximately 41.8% in 1997. This increase was the result of strong revenue gains in our more mature markets partially offset by slower expense growth in those markets. The lower actual broadcast cash flow margin versus that reported on a same station basis for 1998 was the result of our recent entrance into the Detroit market where we acquired underperforming stations with profit margins lower than those of many of the radio stations we own in markets in which we have operated for a longer period of time.

   EBITDA. EBITDA increased to approximately $18.8 million for the fiscal year ended December 31, 1998, from approximately $11.4 million for the fiscal year ended December 31, 1997, or 64.9%. This increase was attributable to the increase in net broadcast revenue partially offset by higher station operating and corporate expenses as described above.

   After-Tax Cash Flow. After-tax cash flow increased to approximately $7.2 million for the fiscal year ended December 31, 1998, from approximately $2.9 million for the fiscal year ended December 31, 1997, or 148.3%. This increase was attributable to higher net income and depreciation and amortization as described above.

Fiscal Year Ended December 31, 1997 Compared to Fiscal Year Ended December 31, 1996

   Net Broadcast Revenue. Net broadcast revenue increased to approximately $32.4 million for the fiscal year ended December 31, 1997, from approximately $23.7 million for the fiscal year ended December 31, 1996, or 36.7%. Approximately $2.6 million of the increase was attributable to the station acquired during 1997. On a same station basis, net revenue for the period increased approximately 25.7% to approximately $29.8 million in 1997 from approximately $23.7 million in 1996. This increase was primarily the result of significant net broadcast revenue growth in our Washington, D.C. and Baltimore markets as we benefitted from ratings increases at our larger radio stations as well as radio market growth.

   Station Operating Expenses. Station operating expenses excluding depreciation and amortization increased to approximately $18.8 million for the fiscal year ended December 31, 1997, from approximately $13.9 million for the fiscal year ended December 31, 1996, or 35.3%. Approximately $2.4 million of the increase was attributable to stations acquired during 1997. On a same station basis, station operating expenses for the period increased approximately 18.0% to approximately $16.4 million in 1997 from approximately $13.9 million in 1996. This increase was due to higher sales, programming and administrative costs associated with the significant net broadcast revenue growth and ratings gains at our radio stations.

   Corporate Expenses. Corporate expenses increased to approximately $2.2 million for the fiscal year ended December 31, 1997, from approximately $1.8 million for the fiscal year ended December 31, 1996, or 22.2%. This increase was due primarily to growth in the corporate staff consistent with our overall expansion, annual costs associated with the 12% notes due 2004 and the costs associated with our public reporting requirements.

   Depreciation and Amortization. Depreciation and amortization increased to approximately $5.8 million for the fiscal year ended December 31, 1997, from approximately $4.3 million for the fiscal year ended December 31, 1996, or 34.9%. This increase was due primarily to our acquisition of WPHI-FM (formerly WDRE-FM) in 1997.

   Operating Income. Operating income increased to approximately $5.5 million for the fiscal year ended December 31, 1997, from approximately $3.7 million for the fiscal year ended December 31, 1996, or 48.6%. This increase was attributable to the increases in net broadcast revenue partially offset by higher operating expenses, higher depreciation and amortization expenses and start-up losses incurred earlier in 1997 related to the acquisition of WPHI-FM.

   Interest Expense. Interest expense increased to approximately $8.9 million for the fiscal year ended December 31, 1997, from approximately $7.3 million for the fiscal year ended December 31, 1996, or 21.9%. This increase related primarily to the 12% notes offering and the associated retirement of our $45.6 million bank credit facility at that time.

   Other Income (Loss). Other income increased to approximately $415,000 for the fiscal year ended December 31, 1997, from a loss of approximately $77,000 for the fiscal year ended December 31, 1996. This increase was primarily attributable to higher interest income due to higher cash balances associated with our cash flow growth and capital raised in the 12% notes offering.

   Loss before Benefit for Income Taxes. Loss before provision for income taxes and extraordinary item decreased to approximately $3.0 million for the fiscal year ended December 31, 1997, from approximately $3.6 million for the fiscal year ended December 31, 1996, or 16.7%. The decrease was due to higher operating and other income partially offset by higher interest expense associated with the 12% notes offering.

   Net Loss. Net loss increased to approximately $4.9 million for the fiscal year ended December 31, 1997, from approximately $3.6 million for the fiscal year ended December 31, 1996, or 36.1%. This increase was due to a loss of approximately $2.0 million on the early retirement of the indebtedness under a former bank credit facility with the proceeds from the 12% notes offering, as well as the exchange of our 15% subordinated promissory notes due 2004 for preferred stock.

   Broadcast Cash Flow. Broadcast cash flow increased to approximately $13.5 million for the fiscal year ended December 31, 1997, from approximately $9.8 million for the fiscal year ended December 31, 1996, or 37.8%. Approximately $0.2 million of the increase was attributable to stations acquired during 1997. On a same station basis, broadcast cash flow for the period increased approximately 35.7% to approximately $13.3 million in 1997 from approximately $9.8 million in 1996. This increase was attributable to the increases in net broadcast revenue partially offset by higher station operating expenses.

   Our broadcast cash flow margin increased to approximately 41.8% for the fiscal year ended December 31, 1997 from 41.2% for the fiscal year ended December 31, 1996. On a same station basis, broadcast cash flow margin for the period increased to approximately 44.6% in 1997 from approximately 41.2% in 1996. This increase was the result of strong revenue gains in our more mature markets partially offset by slower expense growth in those markets. The lower actual broadcast cash flow margin versus that reported on a same station basis for 1997 is the result of our entry into the Philadelphia market where we acquired an underperforming station with profit margins lower than those of many of the radio stations we own in markets in which we have operated for a longer period of time.

   EBITDA. EBITDA increased to approximately $11.4 million for the fiscal year ended December 31, 1997, from approximately $8.0 million for the fiscal year ended December 31, 1996, or 42.5%. This increase was attributable to the increase in net broadcast revenue partially offset by higher operating and corporate expenses.

   After-Tax Cash Flow. After-tax cash flow increased to approximately $2.9 million for the fiscal year ended December 31, 1997, from approximately $806,000 for the fiscal year ended December 31, 1996, or 259.8%. This increase was attributable to higher net income and depreciation and amortization as described above.

Liquidity and Capital Resources

   Our primary source of liquidity is cash provided by operations and, to the extent necessary, undrawn commitments available under the bank credit facility. Our ability to borrow in excess of the commitments set forth in the credit agreement is limited by the terms of the indenture. Additionally, such terms place restrictions on Radio One with respect to the sale of assets, liens, investments, dividends, debt repayments, capital expenditures, transactions with affiliates, consolidation and mergers, and the issuance of equity interests among other things.

   We have used a significant portion of our capital resources to consummate acquisitions. These acquisitions were or will be funded from (1) the bank credit facility, (2) the proceeds of this and prior offerings, and (3) internally generated cash flow.

   Our capital structure consists of our outstanding long-term debt and stockholders' equity. The stockholders' equity consists of common stock, additional paid-in capital and accumulated deficit. Our balance of cash and cash equivalents was approximately $4.5 million as of December 31, 1998. Our balance of cash and cash equivalents was approximately $4.4 million as of September 30, 1999. This decrease resulted primarily from the repayment of debt and preferred stock and cash paid for various acquisitions during the year, partially offset by our stronger cash flows from operating activities during the first nine months of 1999 as well as our initial public offering in May 1999 from which we raised approximately $119.0 million. At September 30, 1999 approximately $74.0 million remained available (based on various covenant restrictions) to be drawn down from our bank credit facility which was increased to a $100.0 million facility in February 1999. In general, our primary source of liquidity is cash provided by operations and, to the extent necessary, on undrawn commitments available under our bank credit facility.

   Net cash flow from operating activities increased to approximately $12.7 million for the nine months ended September 30, 1999 from approximately $9.1 million for the nine months ended September 30, 1998 or

39.6%. This increase was primarily due to a larger income before depreciation and amortization offset by higher accounts receivable and interest expense for the period.

   Net cash flow used in investing activities increased to approximately $59.0 million for the nine months ended September 30, 1999 compared to approximately $33.9 million for the nine months ended September 30, 1998 or 74.0%. During the nine months ended September 30, 1999 we, through our Radio One of Atlanta, Inc. subsidiary (which we acquired on March 30, 1999) acquired the remaining stock in Dogwood Communications, Inc. which we did not already own, for approximately $3.6 million, acquired radio stations WENZ-FM and WERE-AM in Cleveland, Ohio for approximately $20 million, acquired radio station WFUN-AM in St. Louis, Missouri for approximately $13.6 million, acquired radio stations WDYL-FM, WKJS-FM and WARV-FM (formerly, WSOJ-FM) in Richmond, Virginia for approximately $16.6 million, and entered into a time brokerage agreement to operate radio stations also located in Richmond, Virginia. We made a $1.0 million investment in PNE Media, LLC and a combined cash/trade investment of $125,000 in an internet company. We also made escrow deposits on acquisitions of radio stations in Richmond, Virginia and Boston, Massachusetts. Also during the nine months ended September 30, 1999 we made purchases of capital equipment totaling approximately $2.6 million.

   Net cash flow from financing activities was approximately $46.3 million for the nine months ended September 30, 1999. During the nine months ended September 30, 1999, we completed our initial public offering of common stock and raised net proceeds of approximately $119.0 million which was used to partially repay outstanding balances on our bank credit facility and to repay all of our outstanding Senior Cumulative Redeemable Preferred Stock. Additionally, we increased the size of our bank credit facility to $100.0 million. During the nine months ended September 30, 1999, we partially used this bank credit facility to acquire our former affiliate, Radio One of Atlanta, Inc. which, in turn, acquired the remaining stock of Dogwood Communications, Inc. that it did not already own. We also acquired radio stations located in Cleveland, Ohio, St. Louis, Missouri and Richmond, Virginia. Net cash flow from financing activities was approximately $24.2 million for the nine months ended September 30, 1998. During the nine months ended September 30, 1998, we used our bank credit facility to acquire Bell Broadcasting Company, an owner and operator of radio stations in Detroit and Kingsley, Michigan, for approximately $34 million.

   As a result of the aforementioned, cash and cash equivalents decreased by $27,000 during the nine months ended September 30, 1999 compared to an approximate $637,000 decrease during the nine months ended September 30, 1998.

   In November 1999, we completed an offering of 5,400,000 shares of class A common stock at an offering price of $59.25 per share. Of the 5,400,000 shares sold, we sold 4,700,000 shares and selling stockholders sold 700,000 shares. In connection with this offering, we granted the underwriters an option to purchase an additional 470,000 shares of class A common stock to cover over-allotments. This option was exercised on November 12, 1999. We received net proceeds from this offering, after payment of underwriting discounts and commissions and other offering expenses, of approximately $293.5 million.

   We continuously review, and are currently reviewing, opportunities to acquire additional radio stations, primarily in the top 40 African-American markets. We anticipate that any future radio station acquisitions would be financed through funds generated from operations, equity financings, permitted debt financings, debt financings through subsidiaries whose ability to borrow is unrestricted by the agreements governing our indebtedness, or a combination of these sources. However, there can be no assurance that financing from any of these sources, if available, will be available on favorable terms.

   Management believes that, based on current levels of operations and anticipated internal growth, cash flow from operations together with other available sources of funds will be adequate for the foreseeable future to make required payments of interest on our indebtedness, to fund anticipated capital expenditures and working capital requirements and to enable us to comply with the terms of our debt agreements. Our ability to meet our debt service obligations and reduce our total debt, and our ability to refinance the 12% notes due 2004, at or prior to their scheduled maturity date in 2004, will depend upon our future performance which, in turn, will be subject to general economic conditions and to financial, business and other factors, including factors beyond our control. For 2000, we anticipate maintenance capital expenditures to be between $1.0 million and $2.0 million and total capital expenditures to be between $3.0 million and $4.0 million. During 1997, Radio One converted from a S corporation to a C corporation.

Impact of Inflation

   We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 1998 or for the nine months ended September 30, 1999. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.

Seasonality

   Seasonal net broadcast revenue fluctuations are common in the radio broadcasting industry and are due primarily to fluctuations in advertising expenditures by local and national advertisers. Radio One's first fiscal quarter generally produces the lowest net broadcast revenue for the year.

Year 2000 Compliance

   We believe that we have successfully rendered our internal management and other administrative systems and external information systems year 2000 compliant. In addition, we surveyed vendors of third-party technologies we utilize in our business and applied updates or made arrangements to correct potential year 2000 compliance problems. Since January 1, 2000, we have experienced no significant disruptions in our business operations as a result of year 2000 compliance problems or otherwise, and we have received no reports of any material year 2000 compliance problems. We are continuing to monitor third-party vendors of technologies we use for additional recommended year 2000 upgrades, which we will apply as soon as they become available. To date, the total cost of our efforts to address year 2000 compliance has not been material.

   Nonetheless, some problems related to year 2000 risks may not appear until several months after January 1, 2000. Year 2000 issues could include problems with our own systems or with third-party products or technology that we use or with which our systems exchange data. Any problems that are not identified and corrected successfully and completely could adversely affect our business.

                                    BUSINESS

   Radio One was founded in 1980 and is the largest radio broadcasting company in the United States primarily targeting African-Americans. After we complete our pending acquisitions we will own 27 radio stations. Twenty-six of these stations (nineteen FM and seven AM) are in nine of the top 20 African-American radio markets: Washington, D.C., Baltimore, Atlanta, Philadelphia, Detroit, Cleveland, St. Louis, Richmond and Boston. Our strategy is to expand within our existing markets and into new markets that have a significant African-American presence. We believe radio broadcasting primarily targeting African-Americans has significant growth potential. We also believe that we have a competitive advantage in the African-American market and the radio industry in general, due to our primary focus on urban formats, our skill in programming and marketing these formats, and our turnaround expertise.

   The radio station clusters that we owned or managed as of September 30, 1999, were ranked in the top three in their markets in combined audience and revenue share among radio stations primarily targeting African-Americans. Our net broadcast revenue, broadcast cash flow and after-tax cash flow have grown significantly:

  . Same station net broadcast revenue increased 30.6% from year-end 1997 to year-end 1998 and 27.2% for the nine months ended September 30, 1999, compared to the same period in 1998.

  . Same station broadcast cash flow increased 50.4% from year-end 1997 to year-end 1998 and 32.9% for the nine months ended September 30, 1999, compared to the same period in 1998.

  . After-tax cash flow increased 152.6% from year-end 1997 to year-end 1998 and 75.0% for the nine months ended September 30, 1999, compared to the same period in 1988.

   Radio One is led by our Chairperson and co-founder, Catherine L. Hughes, and her son, Alfred C. Liggins, III, our Chief Executive Officer and President, who together have over 40 years of operating experience in radio broadcasting. Ms. Hughes, Mr. Liggins and our strong management team have successfully implemented a strategy of acquiring and turning around underperforming radio stations. We believe that we are well positioned to apply our proven operating strategy to our recently or soon to be acquired stations in Cleveland, St. Louis, Richmond, Boston and Philadelphia, and to other radio stations in existing and new markets as attractive acquisition opportunities arise.

The African-American Market Opportunity

   We believe that operating urban formatted radio stations primarily targeting African-Americans has significant growth potential for the following reasons:

  . Rapid African-American Population Growth. From 1980 to 1995, the African-American population increased from approximately 26.7 million to
     33.1 million, a 24.0% increase, compared to a 16.0% increase in the population as a whole. (Source: 1998 U.S. Cenus Bureau Current Population Report) Furthermore, the African-American population is expected to approach 40 million by 2010, a 20.8% increase from 1995, compared to an expected increase of 14.1% for the population as a whole. (Source: U.S. Census Bureau, Population Projection Program, Projection of the Resident Population Report, January 13, 2000)

  . Higher African-American Income Growth. According to the U.S. Census Bureau, from 1980 to 1995, the rate of increase in median family household income in 1995 adjusted dollars for African-Americans was approximately 10.7% compared to 4.3% for the population as a whole. African-American buying power is estimated to reach $533 billion in 1999, up 73.0% from 1990 compared to a 57.0% increase for all Americans, and to account for 8.2% of total buying power in 1999, compared to 7.4% in 1990. (Source: "African-American Buying Power by Place of Residence:
     1990-1999," Dr. Jeffrey M. Humphreys). In addition, the African-American consumer tends to have a different consumption profile than non-African-Americans. For example, 31% of African-Americans purchased a TV, VCR or stereo in the past year compared to 25% of average U.S. households. African-Americans' higher than average rate of consumption is a powerful reason for U.S. retailers to increase targeted advertising spending toward this consumer group. (Source: Pricewaterhouse Coopers, LLP 1998 Study)

  . Growth in Advertising Targeting the African-American Market. We believe that large corporate advertisers are becoming more focused on reaching minority consumers in the United States. The African-American and Hispanic communities are viewed as an emerging growth market within the mature domestic market. A 1997 study estimated that major national advertisers spent $881 million on advertising targeting African-American consumers, up from $463 million in 1985. (Source: Target Market News (Chicago, IL-1997)). For example, Ford Motor Company reportedly planned to increase its spending targeting African-Americans and Hispanics by 20% in the 1998-99 model year. (Source: Ad Week Midwest September 28,
     1998). We believe Ford is one example of many large corporations expanding their commitment to ethnic advertising.

  . Growing Influence of African-American Culture. We believe that there is an ongoing "urbanization" of many facets of American society as evidenced by the influence of African-American culture in the areas of music (for example, hip-hop and rap music), film, fashion, sports and urban-oriented television shows and networks. We believe that companies as disparate as the News Corporation's Fox(R) television network, the sporting goods manufacturer Nike(R), the fast food chain McDonald's(R), and prominent fashion designers have embraced this urbanization trend in their products as well as their advertising messages.

  . Growing Popularity of Radio Formats Primarily Targeting African-Americans. We believe that urban programming has been expanded to target a more diverse urban listener base and has become more popular with listeners and advertisers over the past ten years. The number of urban radio stations has increased from 294 in 1990 to an estimated 371 in 1998, or 26%, and is expected to increase an additional 10% to 409 by 2002. In Fall 1997, urban formats were one of the top three formats in nine of the top ten radio markets nationwide and the top format in five of these markets. (Source: INTEREP, Research Division, 1998 Regional Differences in Media Usage Study).

  . Concentrated Presence of African-Americans in Urban Markets. In 1997, approximately 61.8% of the African-American population was located in the top 40 African-American markets. (Source: BIA 1999, Fourth Edition). Relative to radio broadcasters targeting a broader audience, we believe we can cover the various segments of our target market with fewer programming formats and therefore fewer radio stations than the maximum of eight allowed by the FCC.

  . Strong African-American Listenership and Loyalty. In 1996, African-Americans in the ten largest markets listened to radio broadcasts an average of 27.0 hours per week. (Source: INTEREP Research Division, 1998 Urban Radio Study). This compares to 22.0 hours per week for all Americans. (Source: Forbes, June 1, 1998). In addition, we believe that African-American radio listeners exhibit greater loyalty to radio stations that target the African-American community because those radio stations become a valuable source of entertainment and information responsive to the community's interests and lifestyles.

Acquisition Strategy

   Our acquisition strategy includes acquiring and turning around underperforming radio stations principally in the top 40 African-American markets. We will also make acquisitions in existing markets where expanded coverage is desirable and in new markets where we believe it is advantageous to establish a presence. In analyzing potential acquisition candidates, we generally consider:

  .  the price and terms of the purchase;

  . whether the radio station has a signal adequate to reach a large percentage of the African-American community in a market;

  . whether we can increase ratings and net broadcast revenue of the radio station;

  . whether we can reformat or improve the radio station's programming in order to serve profitably the African-American community;

  . whether the radio station affords us the opportunity to introduce complementary formats in a market where we already maintain a presence; and

  .  the number of competitive radio stations in the market.

   For strategic reasons, or as a result of a station cluster purchase, we may also acquire and operate stations with formats that target non-African-American segments of the population.

Turnaround Expertise

   Historically, we have entered a market by acquiring a station or stations that have little or negative broadcast cash flow. Additional stations we have acquired in existing markets have often been, in our opinion, substantially underperforming. By implementing our operating strategies, we have succeeded in increasing ratings, net broadcast revenue and broadcast cash flow of all the FM stations we have owned or managed for at least one year. We have achieved these improvements while operating against much larger competitors. Some of these successful turnarounds are described below by market:

  . Washington, D.C. In 1995, we acquired WKYS-FM for approximately $34.0 million. At the time, WKYS-FM was ranked number 12 by Arbitron in the 12-plus age demographic. Over a two-year period, we repositioned WKYS-FM, improved its programming and enhanced the station's community involvement and image. For the Arbitron Survey four book averages ending with the Summer 1999 Arbitron Survey, the station was ranked number one in the 18-34 age demographic (with a 10.1 share) and number three in the 12-plus age demographic (with a 5.4 share).

     In 1987, we acquired WMMJ-FM for approximately $7.5 million. At the time, WMMJ-FM was being programmed in a general market Adult Contemporary format, and had a 1.2 share of the 12-plus age demographic. After extensive research we changed the station's format, making WMMJ-FM the first FM radio station on the East Coast to introduce an Urban Adult Contemporary programming format. For the Arbitron Survey four book averages ending with the Summer 1999 Arbitron Survey, the station was ranked number six in the 25-54 age demographic (with a 4.8 share) and was ranked number eight in the 12-plus age demographic (with a 4.1 share).

  . Baltimore. In 1993, we acquired WERQ-FM and WOLB-AM for approximately $9.0 million. At the time, these stations had mediocre ratings. We converted WERQ-FM's programming to a more focused Young Urban Contemporary format and began aggressively marketing the station. WERQ-FM is now Baltimore's dominant station, and in the Arbitron Survey four book averages ending with the Summer 1999 Arbitron Survey, was ranked number one in the 12-plus and 18-34 age demographics, a position it first achieved in the Spring 1997 Arbitron Survey, and number two in the 25-54 age demographic behind only Radio One's WWIN-FM.

     In 1992, we acquired WWIN-FM and its sister station, WWIN-AM, for approximately $4.7 million. At the time, WWIN-FM was a distant second in ratings to its in-format direct competitor, WXYV-FM. We repositioned WWIN-FM towards the 25-54 age demographic, and for the Arbitron Survey four book averages ending with the Summer 1999 Arbitron Survey, the station was ranked number one in that age demographic (with a 7.9 share).

  . Atlanta. In 1995, ROA, then an affiliate of Radio One, acquired WHTA-FM, a Class A radio station located approximately 40 miles from Atlanta, for approximately $4.5 million. Prior to that acquisition, the previous owners, together with our management, upgraded and moved the station approximately 20 miles closer to Atlanta. The result was the introduction of a new, Young Urban

     Contemporary radio station in the Atlanta market. The station's ratings increased quickly, to an approximate 5.0 share in the 12-plus age demographic. For the Arbitron Survey four book averages ending with the Summer 1999 Arbitron Survey, the station was ranked number four in the 18-34 age demographic (with an 8.1 share).

  . Philadelphia. In May 1997, we acquired WPHI-FM for approximately $20.0 million. At the time the station was being programmed in a Modern Rock format and had a 2.7 share in the 12-plus age demographic. We changed the station's format to Young Urban Contemporary and, for the Arbitron Survey four book averages ending with the Summer 1999 Arbitron Survey, the station was ranked number 15 in the 12-plus age demographic (with a 3.0 share) and number 6 in the 18-34 age demographic (with a 5.7 share).

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

Top 40 African-American Radio Markets in the United States

   In the table below, boxes and bold text indicate markets where we currently own radio stations. Population estimates are for 1997 and are based upon BIA Investing in Radio Market Report ("BIA 1999 Fourth Edition").

                                                             African-Americans
                                                             as a Percentage of
                                          African American      the Overall
                                          Population in the  Population in the
 Rank              Market                      Market             Market
 ---- ----------------------------------- ----------------- -------------------
                                            (in thousands)
   1. New York, NY                              3,589              21.3%
   2. Chicago, IL                               1,670              19.6
--------------------------------------------------------------------------------
|  3. Washington, DC                            1,131              26.5        |
--------------------------------------------------------------------------------
   4. Los Angeles, CA                           1,120               9.1
--------------------------------------------------------------------------------
|  5. Detroit, MI                               1,032              22.3        |
|  6. Philadelphia, PA                            987              20.2        |
|  7. Atlanta, GA                                 957              26.0        |
--------------------------------------------------------------------------------
   8. Houston/Galveston, TX                       795              18.3
   9. Miami/Ft. Lauderdale/Hollywood, FL          713              19.7
--------------------------------------------------------------------------------
| 10. Baltimore, MD                               686              27.6        |
--------------------------------------------------------------------------------
  11. Dallas/Ft. Worth, TX                        659              14.2
  12. San Francisco, CA                           594               8.9
  13. Memphis, TN                                 491              42.0
--------------------------------------------------------------------------------
| 14. St. Louis, MO                               455              17.7        |
--------------------------------------------------------------------------------
  15. Norfolk/Virginia Beach/Newport              455              30.2
      News, VA
  16. New Orleans, LA                             443              35.0
--------------------------------------------------------------------------------
| 17. Cleveland, OH                               408              19.2        |
| 18. Boston, MA                                  309               7.1        |
| 19. Richmond, VA                                284              30.1        |
--------------------------------------------------------------------------------
  20. Charlotte/Gastonia/Rock Hill, NC            280              20.5
  21. Birmingham, AL                              267              27.4
  22. Milwaukee/Racine, WI                        261              15.5
  23. Raleigh/Durham, NC                          256              24.1
  24. Jacksonville, FL                            241              22.6
  25. Tampa/St. Petersburg/Clearwater, FL         239              10.5
  26. Kansas City, MO                             229              13.5
  27. Greensboro/Winston Salem/High               228              19.6
      Point, NC
  28. Cincinnati, OH                              224              11.6
  29. Nassau/Suffolk Counties (NY)                224               8.4
  30. Pittsburgh, PA                              198               8.4
  31. Indianapolis, IN                            196              14.2
  32. Orlando, FL                                 191              14.6
  33. Columbus, OH                                190              13.0
  34. Jackson, MS                                 186              43.3
  35. Nashville, TN                               181              15.8
  36. Baton Rouge, LA                             181              31.5
  37. San Diego, CA                               174               6.3
  38. Seattle/Tacoma, WA                          174               5.1
  39. Greenville/Spartanburg, SC                  155              17.8
  40. Augusta, GA                                 153              33.1

Operating Strategy

   In order to maximize net broadcast revenue and broadcast cash flow at our radio stations, we strive to achieve the largest audience share of African-American listeners in each market, convert these audience share ratings to advertising revenue, and control operating expenses. The success of our strategy relies on the following:

  .  market research, targeted programming and marketing;

  .  strong management and performance-based incentives;

  .  strategic sales efforts;

  .  radio station clustering, programming segmentation and sales bundling;

  .  advertising partnerships and special events; and

  .  significant community involvement.

 Market Research, Targeted Programming and Marketing

   Radio One uses market research to tailor the programming, marketing and promotions of our radio stations to maximize audience share. To achieve these goals, we use market research to identify unserved or underserved markets or segments of the African-American community in current and new markets and to determine whether to acquire a new radio station or reprogram one of our existing radio stations to target those markets or segments.

   We also seek to reinforce our targeted programming by creating a distinct and marketable identity for each of our radio stations. To achieve this objective, in addition to our significant community involvement discussed below, we employ and promote distinct, high-profile on-air personalities at many of our radio stations, many of whom have strong ties to the African-American community.

 Strong Management and Performance-based Incentives

   Radio One focuses on hiring highly motivated and talented individuals in each functional area of the organization who can effectively help us implement our growth and operating strategies. Radio One's management team is comprised of a diverse group of individuals who bring expertise to their respective functional areas. We seek to hire and promote individuals with significant potential, the ability to operate with high levels of autonomy and the appropriate team-orientation that will enable them to pursue their careers within the organization.

   To enhance the quality of our management in the areas of sales and programming, general managers, sales managers and program directors have significant portions of their compensation tied to the achievement of certain performance goals. General managers' compensation is based partially on achieving broadcast cash flow benchmarks which create an incentive for management to focus on both sales growth and expense control. Additionally, sales managers and sales personnel have incentive packages based on sales goals, and program directors and on-air talent have incentive packages focused on maximizing overall ratings as well as ratings in specific target segments.

 Strategic Sales Efforts

   Radio One has assembled an effective, highly trained sales staff responsible for converting audience share into revenue. We operate with a focused, sales-oriented culture which rewards aggressive selling efforts through a generous commission and bonus compensation structure. We hire and deploy large teams of sales professionals for each of our stations or station clusters, and we provide these teams with the resources necessary to compete effectively in the markets in which we operate. We utilize various sales strategies to sell and market our stations as stand-alones, in combination with other stations within a given market and across markets, where appropriate.

 Radio Station Clustering, Programming Segmentation and Sales Bundling

   Radio One strives to build clusters of radio stations in our markets, with each radio station targeting different demographic segments of the African-American population. This clustering and programming segmentation strategy allows us to achieve greater penetration into each segment of our target market. We are then able to offer advertisers multiple audiences and to bundle the radio stations for advertising sales purposes when advantageous.

   We believe there are several potential benefits that result from operating multiple radio stations in the same market. First, each additional radio station in a market provides us with a larger percentage of the prime advertising time available for sale within that market. Second, the more stations we program, the greater the market share we can achieve in our target demographic groups through the use of segmented programming. Third, we are often able to consolidate sales, promotional, technical support and corporate functions to produce substantial cost savings. Finally, the purchase of additional radio stations in an existing market allows us to take advantage of our market expertise and existing relationships with advertisers.

 Advertising Partnerships and Special Events

   We believe that in order to create advertising loyalty, Radio One must strive to be the recognized expert in marketing to the African-American consumer in the markets in which we operate. We believe that Radio One has achieved this recognition by focusing on serving the African-American consumer and by creating innovative advertising campaigns and promotional tie-ins with our advertising clients and sponsoring numerous entertainment events each year. We sponsor the Stone Soul Picnic, an all-day free outdoor concert which showcases advertisers, local merchants and other organizations to over 100,000 people in each of Washington, D.C. and Baltimore. We also sponsor The People's Expo every Winter in Washington, D.C. and Baltimore, which provides entertainment, shopping and educational seminars to Radio One's listeners and others from the communities we serve. In these events, advertisers buy signage, booth space and broadcast promotions to sell a variety of goods and services to African-American consumers. As we expand our presence in our existing markets and into new markets, we plan to increase the number of events and the number of markets in which we host these major events.

 Significant Community Involvement

   We believe our active involvement and significant relationships in the African-American community provides a competitive advantage in targeting African-American audiences. In this way, we believe our proactive involvement in the African-American community in each of our markets significantly improves the marketability of our radio broadcast time to advertisers who are targeting such communities.

   We believe that a radio station's image should reflect the lifestyle and viewpoints of the target demographic group it serves. Due to our fundamental understanding of the African-American community, we believe we are able to identify music and musical styles, as well as political and social trends and issues, early in their evolution. This understanding is then integrated into all aspects of our operations and enables us to create enhanced awareness and name recognition in the marketplace. In addition, we believe our multi-level approach to community involvement leads to increased effectiveness in developing and updating our programming formats. We believe our enhanced awareness and more effective programming formats lead to greater listenership and higher ratings over the long-term.

   We have a history of sponsoring events that demonstrate our commitment to the African-American community, including:

  . heightening the awareness of diseases which disproportionately impact African-Americans, such as sickle-cell anemia and leukemia, and holding fundraisers to benefit the search for their cure;

  . developing contests specifically designed to assist African-American single mothers with day care expenses;

  . fundraising for the many African-American churches throughout the country that have been the target of arsonists; and

  . organizing seminars designed to educate African-Americans on personal issues such as buying a home, starting a business, developing a credit history, financial planning and health care.

Management Stock Option Plan

   On March 10, 1999, we adopted the 1999 Stock Option and Restricted Stock Grant Plan designed to provide incentives relating to equity ownership to present and future executive, managerial, and other key employees of Radio One and our subsidiaries. The option plan affords us latitude in tailoring incentive compensation for the retention of key personnel, to support corporate and business objectives, and to anticipate and respond to a changing business environment and competitive compensation practices. For more information see "Management--Stock Option Plan."

Our Station Portfolio

   After giving effect to our pending acquisitions, we will have acquired 18 radio stations since June 30, 1998. We believe that most of these stations are underdeveloped and offer the opportunity for substantial growth in revenue and broadcast cash flow. The eleven stations which we owned or managed prior to June 30, 1998, operated at a broadcast cash flow margin of 52.0% for the nine months ended September 30, 1999, compared to a broadcast cash flow margin for the same period of 33.0% for the 15 stations that we did not previously manage and which we have acquired or commenced operating during the 15 months beginning June 30, 1998.

   The following table sets forth selected information about our portfolio of radio stations, giving effect to our pending acquisitions. Market population data and revenue rank data are from BIA 1999 Fourth Edition. Audience share and audience rank data are based on Arbitron Survey four book averages ending with the Summer 1999 Arbitron Survey. Except as noted, revenue share and revenue rank data for the Washington, D.C., Baltimore and Detroit markets are based on the Radio Revenue Reports of Hungerford for the twelve-month period ending December 31, 1999. For the Philadelphia, Atlanta, Cleveland and Richmond markets, the revenue share and revenue rank data are from revenue reports for the twelve-month period ending December 31, 1999, as prepared by Miller, Kaplan, Arase & Co., Certified Public Accountants. As used in this table, "n/a" means not applicable or not available and "t" means tied with one or more radio stations.

                 1999 Market Rank                                      Four Book Average         Four Book Average
                ------------------                                     --------------------      --------------------
                                                                       Audience    Audience      Audience    Audience
                                                               Target  Share in    Rank in       Share in    Rank in
                                                                 Age     12+         12+          Target      Target
                  Metro     Radio    Year                       Demo-   Demo-       Demo-         Demo-       Demo-
 Market(/1/)    Population Revenue Acquired        Format      graphic graphic     graphic       graphic     graphic
 -----------    ---------- ------- ---------  ---------------- ------- --------    --------      --------    --------
Washington, DC       9         6
 WKYS-FM                             1995     Urban             18-34    5.4            3          10.1           1
 WMMJ-FM                             1987     Urban AC          25-54    4.1            8           4.8           6
 WYCB-AM                             1998     Gospel            35-64    0.9           22           1.0          22
 WOL-AM                              1980     Urban Talk        35-64    0.8        24 (t)          0.9       24 (t)
Baltimore           20        20
 WERQ-FM                             1993     Urban             18-34    9.3            1          16.1           1
 WWIN-FM                             1992     Urban AC          25-54    6.3            4           7.9           1
 WWIN-AM                             1993     Gospel            35-64    1.0           16           1.0          15
 WOLB-AM                             1992     Urban Talk        35-64    0.6           19           0.7          18
Philadelphia         5         9
 WPHI-FM                             1997     Urban             18-34    3.0           15           5.7           6
 WPLY-FM                           (pending)  Alternative Rock  25-54    2.8           17           2.5       15 (t)
Detroit              6        11
 WDTJ-FM                             1998     Urban             18-34    3.7           10           6.2           4
 WDMK-FM                             1998     Urban AC          25-54    1.0           24           1.2          23
 WCHB-AM                             1998     Urban Talk        35-64    0.3           31           0.4          30
Atlanta             12         7
 WHTA-FM                             1999     Urban             18-34    4.6           10           8.1           4
 WAMJ-FM                             1999     Urban AC          25-54    2.2           16           2.9       13 (t)
Cleveland           24        23
 WENZ-FM                             1999     Urban             18-34    3.4           13           6.7           7
 WERE-AM                             1999     News/Talk         35-64    0.4           20           0.4       19 (t)
Richmond            57        47
 WCDX-FM                           (pending)  Urban             18-34    9.0            2          15.5           1
 WKJS-FM                             1999     Urban AC          25-54    6.1            6           8.1        2 (t)
 WPLZ-FM                           (pending)  R&B               35-64    4.5           11           5.0           7
 WARV-FM                             1999     Country           25-54    3.1           12           2.1          14
 WJRV-FM                           (pending)  Country           25-54    2.2           14           2.5          13
 WGCV-AM                           (pending)  Gospel            35-64    1.2        18 (t)          1.5       16 (t)
                                              Oldies
 WDYL-FM                             1999     Modern Rock       25-54    0.7(/4/)    20(t)(/4/)     0.7(/4/)   19(t)(/4/)
Boston               8        10
 WBOT-FM(/5/)                        1999     Urban             18-34    n/a          n/a           n/a         n/a
                 January-
                December
                   1999
                Radio One
                  Market
                 Revenue
                --------------------
 Market(/1/)    Share      Rank
 -----------    ---------- ---------
Washington, DC
 WKYS-FM         5.3%        8
 WMMJ-FM         3.9%       13
 WYCB-AM         0.5%      n/a(/2/)
 WOL-AM          0.4%       21
Baltimore
 WERQ-FM        12.5%      n/a(/3/)
 WWIN-FM         8.3%      n/a(/3/)
 WWIN-AM         0.4%      n/a(/3/)
 WOLB-AM         0.2%      n/a(/3/)
Philadelphia
 WPHI-FM         2.2%       16
 WPLY-FM         3.1%       15
Detroit
 WDTJ-FM         2.8%       15
 WDMK-FM         0.7%       19
 WCHB-AM          .2%      n/a(/2/)
Atlanta
 WHTA-FM         3.5%       12
 WAMJ-FM         1.6%       13
Cleveland
 WENZ-FM         2.1%       14
 WERE-AM         0.9%       17
Richmond
 WCDX-FM        11.0%        3
 WKJS-FM         7.3%        8
 WPLZ-FM         2.4%       11
 WARV-FM         n/a(/2/)  n/a(/2/)
 WJRV-FM         1.6%       13
 WGCV-AM         n/a(/2/)  n/a(/2/)
 WDYL-FM           0        15
Boston
 WBOT-FM(/5/)    n/a       n/a

--------
(1) WJZZ-AM in Kingsley, MI and WFUN-FM in St. Louis, MO are not currently broadcasting and are not included in the table.
(2) WYCB-AM, WCHB-AM, WARV-FM and WGCV-AM do not report revenues to Hungerford or Miller Kaplan. Revenue shares for WYCB-AM and WCHB-AM represent those stations' net broadcast revenue as a percentage of the market radio revenue reported by Hungerford in their respective markets for the twelve-month period ending December 31, 1999, as adjusted for WYCB-AM and WCHB-AM revenue, as appropriate.
(3) The revenues of WERQ-FM and WOLB-AM are reported jointly to Hungerford, as are the revenues of WWIN-FM and WWIN-AM. The revenue share percentages for these stations reflect the proportional contribution by each station to the joint share reported by Hungerford.
(4) Audience share and audience rank data for WDYL-FM are based on Arbitron Survey four book averages ending with the Spring 1999 Arbitron Survey because the station was not broadcasting during a portion of Arbitron's summer survey period and was excluded from the Summer 1999 Arbitron Survey results.
(5) Prior to resuming broadcasting on December 1, 1999, WBOT-FM in Boston, MA was not operational. Accordingly, there is no rating or revenue data to be included in the table.

Advertising Revenue

   Substantially all of our net broadcast revenue is generated from the sale of local and national advertising for broadcast on our radio stations. Additional net broadcast revenue is generated from network compensation payments and other miscellaneous transactions. Local sales are made by the sales staffs located in our markets. National sales are made by firms specializing in radio advertising sales on the national level, in exchange for a commission from Radio One that is based on a percentage of our net broadcast revenue from the advertising obtained. Approximately 68.3% of our net broadcast revenue for the nine-month period ended September 30, 1999, was generated from the sale of local advertising and 29.4% from sales to national advertisers. The balance of net broadcast revenue is derived from network advertising, tower rental income and ticket and other revenue related to special events hosted by Radio One.

   We believe that advertisers can reach the African-American community more cost effectively through radio broadcasting than through newspapers or television. Advertising rates charged by radio stations are based primarily on:

  . a radio station's audience share within the demographic groups targeted by the advertisers,

  . the number of radio stations in the market competing for the same demographic groups, and

  .  the supply and demand for radio advertising time.

   Advertising rates are generally highest during the morning and afternoon commuting hours.

   A radio station's listenership is reflected in ratings surveys that estimate the number of listeners tuned to a radio station and the time they spend listening to that radio station. Each radio station's ratings are used by its advertisers to consider advertising with the radio station, and are used by us to chart audience growth, set advertising rates and adjust programming.

Strategic Diversification

   We will continue to evaluate potential radio acquisitions in African-American markets. We are also exploring opportunities in other forms of media to apply our expertise in marketing to African-Americans. Such opportunities could include outdoor advertising in urban environments, an urban-oriented Internet strategy, an urban-oriented radio network, music production, publishing and other related businesses.

   We have entered into an exclusive programming agreement with XM Satellite Radio, Inc. to provide African-American oriented programming to be broadcast on XM Satellite's digital audio radio service, which is expected to be available in 2001.

   We have also invested, together with most other publicly-traded radio companies, in a private placement for USA Digital Radio, Inc., a leading developer of in-band on-channel digital audio broadcast technology. This technology could enable radio broadcasters to convert from analog to digital broadcasting within the existing frequency allocation of their AM and FM stations. In conjunction with this investment, Alfred C. Liggins, III, the Chief Executive Officer and President of Radio One, became a board member of USA Digital Radio, Inc.

   Additionally, we have invested in PNE Media Holdings, LLC, a privately-held outdoor advertising company with a presence in several of the markets in which we own radio stations.

   We recently invested a combination of cash and advertising time in aka.com, LLC, an aggregator of web sites devoted to hip hop culture. In conjunction with this investment, our Chief Financial Officer, Scott R. Royster, became a director of aka.com, LLC.

   We recently invested a combination of cash and advertising time in NetNoir, Inc., the owner and operator of an Internet web site targeting African-Americans.

Properties and Facilities

   The types of properties required to support each of our radio stations include offices, studios and transmitter/antenna sites. We typically lease our studio and office space with lease terms that are five to ten years. A station's studios are generally housed with its offices in downtown or business districts. We generally consider our facilities to be suitable and of adequate size for our current and intended purposes. We lease a majority of our main transmitter/antenna sites and when negotiating a lease for such sites we try to obtain a lengthy lease term with options to renew. In general, we do not anticipate difficulties in renewing facility or transmitter/antenna site leases or in leasing additional space or sites if required.

   We own substantially all of our other equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment. The towers, antennae and other transmission equipment used by our stations are generally in good condition, although opportunities to upgrade facilities are continuously reviewed. Substantially all of the property that we own secures our borrowings under our credit facility.

Competition

   The radio broadcasting industry is highly competitive. Radio One's stations compete for audiences and advertising revenue with other radio stations and with other media such as television, newspapers, direct mail and outdoor advertising. Audience ratings and advertising revenue are subject to change and any adverse change in a market could adversely affect our net broadcast revenue in that market. If a competing station converts to a format similar to that of one of our stations, or if one of our competitors strengthens its operations, our stations could suffer a reduction in ratings and advertising revenue. Other radio companies which are larger and have more resources may also enter markets where we operate. Although we believe our stations are well positioned to compete, we cannot assure you that our stations will maintain or increase their current ratings or advertising revenue.

   The radio broadcasting industry is also subject to rapid technological change, evolving industry standards and the emergence of new media technologies. Several new media technologies are being developed, including the following:

  . audio programming by cable television systems, direct broadcast satellite systems, Internet content providers and other digital audio broadcast formats;

  . satellite digital audio radio service, which could result in the introduction of several new satellite radio services with sound quality equivalent to that of compact discs; and

  . in-band on-channel digital radio, which could provide multi-channel, multi-format digital radio services in the same band width currently occupied by traditional AM and FM radio services.

   We recently entered into a programming agreement with a satellite digital audio radio service and have also invested in a developer of digital audio broadcast technology. However, we cannot assure you that these arrangements will be successful or enable us to adapt effectively to these new media technologies. We also cannot assure you that we will continue to have the resources to acquire other new technologies or to introduce new services that could compete with other new technologies.

Antitrust

   An important part of our growth strategy is the acquisition of additional radio stations. After the passage of the Telecommunications Act of 1996, the Justice Department has become more aggressive in reviewing proposed acquisitions of radio stations and radio station networks. The Justice Department is particularly aggressive when the proposed buyer already owns one or more radio stations in the market of the station it is seeking to buy. The Justice Department has challenged a number of radio broadcasting transactions. Some of those challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Justice Department has more closely scrutinized radio broadcasting acquisitions that result in local market shares in excess of 40% of radio advertising revenue. Similarly, the FCC staff has adopted procedures to review proposed radio broadcasting transactions even if the proposed acquisition otherwise complies with the FCC's ownership limitations. In particular, the FCC may invite public comment on proposed radio transactions that the FCC believes, based on its initial analysis, may present ownership concentration concerns in a particular local radio market.

Federal Regulation of Radio Broadcasting

   The radio broadcasting industry is subject to extensive and changing regulation by the FCC of programming, technical operations, employment and other business practices. The FCC regulates radio broadcast stations pursuant to the Communications Act. The Communications Act permits the operation of radio broadcast stations only in accordance with a license issued by the FCC upon a finding that the grant of a license would serve the public interest, convenience and necessity. The Communications Act provides for the FCC to exercise its licensing authority to provide a fair, efficient and equitable distribution of broadcast service throughout the United States. Among other things, the FCC:

  .  assigns frequency bands for radio broadcasting;

  . determines the particular frequencies, locations and operating power of radio broadcast stations;

  .  issues, renews, revokes and modifies radio broadcast station licenses;

  . establishes technical requirements for certain transmitting equipment used by radio broadcast stations;

  . adopts and implements regulations and policies that directly or indirectly affect the ownership, operation, program content and employment and business practices of radio broadcast stations; and

  . has the power to impose penalties, including monetary forfeitures, for violations of its rules and the Communications Act.

   The Communications Act prohibits the assignment of an FCC license, or other transfer of control of an FCC licensee, without the prior approval of the FCC. In determining whether to grant requests for consents to assignments or transfers, and in determining whether to grant or renew a radio broadcast license, the FCC considers a number of factors pertaining to the licensee (and any proposed licensee), including restrictions on foreign ownership, compliance with FCC media ownership limits and other FCC rules, licensee "character" and compliance with the Anti-Drug Abuse Act of 1988.

   The following is a brief summary of certain provisions of the Communications Act and specific FCC rules and policies. This summary does not purport to be complete and is qualified in its entirety by the text of the Communications Act, the FCC's rules and regulations, and the rulings of the FCC. You should refer to the Communications Act and these FCC rules and rulings for further information concerning the nature and extent of federal regulation of radio broadcast stations.

   A licensee's failure to observe the requirements of the Communications Act or FCC rules and policies may result in the imposition of various sanctions, including admonishment, fines, the grant of renewal terms of less than eight years, the grant of a license with conditions or, for particularly egregious violations, the denial of a license renewal application, the revocation of an FCC license or the denial of FCC consent to acquire additional broadcast properties.

   Congress and the FCC have had under consideration or reconsideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of Radio One's radio stations, result in the loss of audience share and advertising revenue for our radio broadcast stations or affect our ability to acquire additional radio broadcast stations or finance such acquisitions. Such matters may include:

  .  changes to the license authorization and renewal process;

  .  proposals to impose spectrum use or other fees on FCC licensees;

  .  auction of new broadcast licenses;

  . changes to the FCC's equal employment opportunity regulations and other matters relating to involvement of minorities and women in the broadcasting industry;

  . proposals to change rules relating to political broadcasting including proposals to grant free air time to candidates, and other changes regarding program content;

  . proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;

  . technical and frequency allocation matters, including creation of a new low power radio broadcast service;

  . the implementation of digital audio broadcasting on both a satellite and terrestrial basis;

  . changes in broadcast cross-interest, multiple ownership, foreign ownership, cross-ownership and ownership attribution policies;

  . proposals to allow telephone companies to deliver audio and video programming to homes in their service areas; and

  . proposals to alter provisions of the tax laws affecting broadcast operations and acquisitions.

   We cannot predict what changes, if any, might be adopted, nor can we predict what other matters might be considered in the future, nor can we judge in advance what impact, if any, the implementation of any particular proposals or changes might have on our business.

FCC Licenses

   The Communications Act provides that a broadcast station license may be granted to any applicant if the public interest, convenience and necessity will be served thereby, subject to certain limitations. In making licensing determinations, the FCC considers an applicant's legal, technical, financial and other qualifications. The FCC grants radio broadcast station licenses for specific periods of time and, upon application, may renew them for additional terms. Under the Communications Act, radio broadcast station licenses may be granted for a maximum term of eight years.

   Generally, the FCC renews radio broadcast licenses without a hearing upon a finding that:

  . the radio station has served the public interest, convenience and necessity;

  . there have been no serious violations by the licensee of the Communications Act or FCC rules and regulations; and

  . there have been no other violations by the licensee of the Communications Act or FCC rules and regulations which, taken together, indicate a pattern of abuse.

After considering these factors, the FCC may grant the license renewal application with or without conditions, including renewal for a term less than the maximum otherwise permitted, or hold an evidentiary hearing.

   In addition, the Communications Act authorizes the filing of petitions to deny a license renewal application during specific periods of time after a renewal application has been filed. Interested parties, including members of the public, may use such petitions to raise issues concerning a renewal applicant's qualifications. If a substantial and material question of fact concerning a renewal application is raised by the FCC or other interested parties, or if for any reason the FCC cannot determine that grant of the renewal application would serve the public interest, convenience and necessity, the FCC will hold an evidentiary hearing on the application. If as a result of an evidentiary hearing the FCC determines that the licensee has failed to meet the requirements specified above and that no mitigating factors justify the imposition of a lesser sanction, then the FCC may deny a license renewal application. Only after a license renewal application is denied will the FCC accept and consider competing applications for the vacated frequency. Also, during certain periods when a renewal application is pending, the transferability of the applicant's license may be restricted. Historically, our licenses have been renewed without any conditions or sanctions imposed. However, there can be no assurance that the licenses of each of our stations will be renewed or will be renewed without conditions or sanctions.

   The FCC classifies each AM and FM radio station. An AM radio station operates on either a clear channel, regional channel or local channel. A clear channel is one on which AM radio stations are assigned to serve wide areas, particularly at night. Clear channel AM radio stations are classified as either: (1) Class A radio stations, which operate unlimited time and are designed to render primary and secondary service over an extended area, or (2) Class B radio stations, which operate unlimited time and are designed to render service only over a primary service area. Class D radio stations, which operate either daytime, or unlimited time with low nighttime power, may operate on the same frequencies as clear channel radio stations. A regional channel is one on which Class B and Class D AM radio stations may operate and serve primarily a principal center of population and the rural areas contiguous to it. A local channel is one on which AM radio stations operate unlimited time and serve primarily a community and the suburban and rural areas immediately contiguous to it. A Class C AM radio station operates on a local channel and is designed to render service only over a primary service area that may be reduced as a consequence of interference.

   The minimum and maximum facilities requirements for an FM radio station are determined by its class. Possible FM class designations depend upon the geographic zone in which the transmitter of the FM radio station is located. In general, commercial FM radio stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1 or C radio stations. The FCC has proposed to divide Class C stations into two subclasses based on antenna height. Stations not meeting the minimum height requirement within a three-year transition period would be downgraded automatically to the new Class C0 category.

   In January 2000, the FCC voted to create a class of radio stations designed to serve very localized communities or underrepresented groups within communities by authorizing two new classes of noncommercial low power FM radio stations. There will be two types of LPFM stations, LP100 stations with power from 50 to 100 watts and a service radius of approximately 3.5 miles and LP10 stations with power from one to 10 watts and a service radius of approximately 1-2 miles. New LPFM stations will have to protect the signals of all other authorized FM stations and may be authorized on any FM frequency. Eligible licensees are limited to noncommercial government or private educational organizations, associations or entities; non-profit entities with educational purposes; or government or non-profit entities providing local public safety or transportation services. No existing broadcasters or other media entities may own an LPFM station. For the first two years of the LPFM service, licensees will be limited to local entities headquartered within 10 miles of the LPFM station transmitter. During the first two years, no entity may operate more than one LPFM station. After two years, the ownership limit will be five LPFM stations nationwide and after three years, the ownership limit will be 10 LPFM stations nationwide.

   The following table sets forth information with respect to each of our radio stations, including the additional radio stations we have agreed to purchase in Richmond and Philadelphia. A broadcast station's market may be different from its community of license. "ERP" refers to the effective radiated power of an FM radio station. "HAAT" refers to the antenna height above average terrain of an FM radio station. "AI" refers to the above insulator measurement of an AM radio station. The coverage of an AM radio station is chiefly a function of the power of the radio station's transmitter, less dissipative power losses and any directional antenna adjustments. For FM radio stations, signal coverage area is chiefly a function of the ERP of the radio station's antenna and the HAAT of the radio station's antenna. The height of an AM radio station's antenna is measured by reference to AI and the height of an FM radio station's antenna is measured by reference to HAAT.

                                          ERP (FM)                          Expiration
                Station                     Power      HAAT (FM)             Date of
                 Call     Year of    FCC   (AM) in     AI (AM) in Operating    FCC
    Market      Letters Acquisition Class Kilowatts      Meters   Frequency  License
--------------  ------- ----------- ----- ---------    ---------- --------- ----------
Washington, DC  WOL-AM       1980      C      1.0         52.1     1450 kHz 10/01/2003
                WMMJ-FM      1987      A      2.9        146.0    102.3 MHz 10/01/2003
                WKYS-FM      1995      B     24.0        215.0     93.9 MHz 10/01/2003
                WYCB-AM      1998      C      1.0         50.9     1340 kHz 10/01/2003
Baltimore       WWIN-AM      1992      C      1.0         61.0     1400 kHz 10/01/2003
                WWIN-FM      1992      A      3.0         91.0     95.9 MHz 10/01/2003
                WOLB-AM      1993      D      1.0         85.4     1010 kHz 10/01/2003
                WERQ-FM      1993      B     37.0        174.0     92.3 MHz 10/01/2003
Atlanta         WHTA-FM      1999     C3      7.9        175.0     97.5 MHz 04/01/2004
                WAMJ-FM      1999     C3     25.0         98.0    107.5 MHz 04/01/2004
Philadelphia    WPHI-FM      1997      A      0.3(/1/)   305.0    103.9 MHz 08/01/2006
                WPLY-FM  (pending)     B     35.0          183    100.3 MHz 08/01/2006
Detroit         WDTJ-FM      1998      B     20.0        221.0    105.9 MHz 10/01/2004
                WCHB-AM      1998      B     50.0         49.4     1200 kHz 10/01/2004
                WJZZ-AM      1998      D     50.0(/2/)    59.7     1210 kHz 10/01/2004
                WDMK-FM      1998      B     50.0        152.0    102.7 MHz 10/01/2004
St. Louis       WFUN-FM      1999      A      6.0(/3/)   100.0     95.5 MHz 12/01/2003
Cleveland       WERE-AM      1999      B      5.0        128.0     1300 kHz 10/01/2004
                WENZ-FM      1999      B     16.0        272.0    107.9 MHz 10/01/2004
Richmond        WDYL-FM      1999      A      6.0        100.0    101.1 MHz 10/01/2003
                WKJS-FM      1999     C1    100.0        299.0    104.7 MHz 10/01/2003
                WARV-FM      1999      A      4.7        113.0    100.3 MHz 10/01/2003
                WCDX-FM  (pending)    B1      4.5        235.0     92.1 MHz 10/01/2003
                WPLZ-FM  (pending)     A      6.0        100.0     99.3 MHz 10/01/2003
                WJRV-FM  (pending)     A      2.3        162.0    105.7 MHz 10/01/2003
                WGCV-AM  (pending)     C      1.0        122.0     1240 kHz 10/01/2003
Boston          WBOT-FM      1999      A      2.7        150.0     97.7 MHZ 04/01/2006

--------
(/1/) WPHI-FM operates with facilities equivalent to 3 kW at 100 meters. (/2/) WJZZ-AM ceased broadcast operations on October 12, 1999.
(/3/) WFUN-FM is authorized to upgrade to a Class C3 facility. WFUN-FM ceased broadcast operations on June 4, 1999.

   Ownership Matters. The Communications Act requires prior approval of the FCC for the assignment of a broadcast license or the transfer of control of a corporation or other entity holding a license. In determining whether to approve an assignment of a radio broadcast license or a transfer of control of a broadcast licensee, the FCC considers, among other things:

  . the financial and legal qualifications of the prospective assignee or transferee, including compliance with FCC restrictions on non-U.S. citizen or entity ownership and control;

  . compliance with FCC rules limiting the common ownership of certain "attributable" interests in broadcast and newspaper properties;

  .  the history of compliance with FCC operating rules; and

  . the "character" qualifications of the transferee or assignee and the individuals or entities holding "attributable" interests in them.

   To obtain the FCC's prior consent to assign or transfer a broadcast license, appropriate applications must be filed with the FCC. If the application to assign or transfer the license involves a substantial change in ownership or control of the licensee, for example, the transfer or acquisition of more than 50% of the voting stock, the application must be placed on public notice for a period of 30 days during which petitions to deny the application may be filed by interested parties, including members of the public. Informal objections may be filed any time until the FCC acts upon the application. If an assignment application does not involve new parties, or if a transfer of control application does not involve a "substantial change" in ownership or control, it is a pro forma application, which is not subject to the public notice and 30-day petition to deny procedure. The pro forma application is nevertheless subject to informal objections that may be filed any time until the FCC acts on the application. If the FCC grants an assignment or transfer application, interested parties have 30 days from public notice of the grant to seek reconsideration of that grant. The FCC usually has an additional ten days to set aside such grant on its own motion. When ruling on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer to any party other than the assignee or transferee specified in the application.

   Under the Communications Act, a broadcast license may not be granted to or held by any corporation that has more than 20% of its capital stock owned or voted by non-U.S. citizens or entities or their representatives, by foreign governments or their representatives, or by non-U.S. corporations. Furthermore, the Communications Act provides that no FCC broadcast license may be granted to or held by any corporation directly or indirectly controlled by any other corporation of which more than 25% of its capital stock is owned of record or voted by non-U.S. citizens or entities or their representatives, or foreign governments or their representatives or by non-U.S. corporations, if the FCC finds the public interest will be served by the refusal or revocation of such license. These restrictions apply in modified form to other forms of business organizations, including partnerships and limited liability companies. Thus, the licenses for Radio One's stations could be revoked if more than 25% of Radio One's outstanding capital stock is issued to or for the benefit of non-U.S. citizens.

   The FCC generally applies its other broadcast ownership limits to "attributable" interests held by an individual, corporation, partnership or other association or entity, including limited liability companies. In the case of a corporation holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly have the right to vote five percent or more of the stock of a licensee corporation are generally deemed attributable interests, as are positions as an officer or director of a corporate parent of a broadcast licensee. The FCC treats all partnership interests as attributable, except for those limited partnership interests that under FCC policies are considered "insulated" from "material involvement" in the management or operation of the media-related activities of the partnership. The FCC currently treats limited liability companies like limited partnerships for purposes of attribution. Stock interests held by insurance companies, mutual funds, bank trust departments and certain other passive investors that hold stock for investment purposes only become attributable with the ownership of 20% or more of the voting stock of the corporation holding broadcast licenses.

   To assess whether a voting stock interest in a direct or an indirect parent corporation of a broadcast licensee is attributable, the FCC uses a "multiplier" analysis in which non-controlling voting stock interests are deemed proportionally reduced at each non-controlling link in a multi-corporation ownership chain. A time brokerage agreement with another radio station in the same market creates an attributable interest in the brokered radio station as well for purposes of the FCC's local radio station ownership rules, if the agreement affects more than 15% of the brokered radio station's weekly broadcast hours.

   Debt instruments, non-voting stock, options and warrants for voting stock that have not yet been exercised, insulated limited partnership interests where the limited partner is not "materially involved" in the media-related activities of the partnership, and minority voting stock interests in corporations where there is a single holder of more than 50% of the outstanding voting stock whose vote is sufficient to affirmatively direct the affairs of the corporation, generally do not subject their holders to attribution.

   However, the FCC recently adopted a new rule, known as the equity-debt-plus or EDP rule that causes certain creditors or investors to be attributable owners of a station, regardless of whether there is a single majority shareholder or other applicable exception to the FCC's attribution rules. Under this new rule, a major programming supplier or a same-market media entity will be an attributable owner of a station if the supplier or same-market media entity holds debt or equity, or both, in the station that is greater than 33% of the value of the station's total debt plus equity. For purposes of the EDP rule, equity includes all stock, whether voting or nonvoting, and equity held by insulated limited partners in limited partnerships. Debt includes all liabilities, whether long-term or short-term. A major programming supplier includes any programming supplier that provides more than 15% of the station's weekly programming hours. A same-market media entity includes any holder of an attributable interest in a media company, including broadcast stations, cable television and newspapers, located in the same market as the station, but only if the holder's interest is attributable under an FCC attribution rule other than the EDP rule. The FCC's rules also specify other exceptions to these general principles for attribution.

   Communications Act and FCC rules generally restrict ownership, operation or control of, or the common holding of attributable interests in:

  . radio broadcast stations above certain limits servicing the same local market;

  . radio broadcast stations and television broadcast stations servicing the same local market; and

  . a radio broadcast station and a daily newspaper serving the same local market.

   These rules include specific signal contour overlap standards to determine compliance, and the FCC defined market will not necessarily be the same market used by Arbitron, Neilsen or other surveys, or for purposes of the HSR Act. Under these "cross-ownership" rules, we, absent waivers, would not be permitted to own a radio broadcast station and acquire an attributable interest in any daily newspaper in the same market where we then owned any radio broadcast station. Our stockholders, officers or directors, absent a waiver, may not hold an attributable interest in a daily newspaper in those same markets.

   Under the newly revised radio/television cross-ownership rule, a single owner may own up to two television stations, consistent with the FCC's rules on common ownership of television stations, together with one radio station in all markets. In addition, an owner will be permitted to own additional radio stations, not to exceed the local ownership limits for the market, as follows:

  . In markets where 20 media voices will remain, an owner may own an additional five radio stations, or, if the owner only has one television station, an additional six radio stations; and

  . In markets where 10 media voices will remain, an owner may own an additional three radio stations.

   A "media voice" includes each independently-owned and operating full power television and radio station and each daily newspaper that has a circulation exceeding 5% of the households in the market, plus one voice for all cable television systems operating in the market.

   Although current FCC nationwide radio broadcast ownership rules allow one entity to own, control or hold attributable interests in an unlimited number of FM radio stations and AM radio stations nationwide, the Communications Act and the FCC's rules limit the number of radio broadcast stations in local markets in which a single entity may own an attributable interest as follows:

  . In a radio market with 45 or more commercial radio stations, a party may own, operate or control up to eight commercial radio stations, not more than five of which are in the same service (AM or FM).

  . In a radio market with between 30 and 44 (inclusive) commercial radio stations, a party may own, operate or control up to seven commercial radio stations, not more than four of which are in the same service (AM or FM).

  . In a radio market with between 15 and 29 (inclusive) commercial radio stations, a party may own, operate or control up to six commercial radio stations, not more than four of which are in the same service (AM or FM).

  . In a radio market with 14 or fewer commercial radio stations, a party may own, operate or control up to five commercial radio stations, not more than three of which are in the same service (AM or FM), except that a party may not own, operate, or control more than 50 percent of the radio stations in such market.

   The FCC staff has notified the public of its intention to review transactions that comply with these numerical ownership limits but that might involve undue concentration of market share.

   Under its "cross-interest" policy, the FCC has considered "meaningful" relationships among competing media outlets that serve "substantially the same area" even if the FCC's ownership rules do not specifically prohibit the relationship. Under this policy the FCC has considered whether to prohibit one party from holding an attributable interest and a substantial non-attributable interest (including non-voting stock, limited partnership and limited liability company interests) in a media outlet in the same market, or from entering into a joint venture or having common key employees with competitors. The FCC, however, has determined that the recently adopted EDP rule addresses many of the competitive concerns previously encompassed by its "cross-interest" policy. As a result, effective November 16, 1999, the FCC has eliminated its "cross-interest" policy. Nevertheless, the FCC has retained discretion to review individual cases that present unusual cross-interest relationships on a case-by-case basis.

   Because of these multiple and cross-ownership rules, if a stockholder, officer or director of Radio One holds an "attributable" interest in Radio One, such stockholder, officer or director may violate the FCC's rules if such person or entity also holds or acquires an attributable interest in other television, radio stations or daily newspapers, depending on their number and location. If an attributable stockholder, officer or director of Radio One violates any of these ownership rules, we may be unable to obtain from the FCC one or more authorizations needed to conduct our radio station business and may be unable to obtain FCC consents for certain future acquisitions. As of December 31, 1999, no single stockholder held more than 50% of the total voting power of our common stock.

   Programming and Operations. The Communications Act requires broadcasters to serve the "public interest." Since the late 1980s, the FCC has relaxed or eliminated many of the more formalized procedures it developed to promote the broadcast of certain types of programming responsive to the needs of a radio station's community of license. Nevertheless, a broadcast licensee continues to be required to present programming in response to community problems, needs and interests and to maintain certain records demonstrating its responsiveness. The FCC will consider complaints from listeners about a broadcast station's programming when it evaluates the licensee's renewal application, but listeners' complaints also may be filed and considered at any time. Stations also must pay regulatory and application fees, and follow various FCC rules that regulate, among other things, political advertising, the broadcast of obscene or indecent programming, sponsorship identification, the broadcast of contests and lotteries and technical operation.

   The FCC has always required that licensees not discriminate in hiring practices, develop and implement programs designed to promote equal employment opportunities and submit reports to the FCC on these matters annually and in connection with each license renewal application. The FCC's employment rules, as they related to outreach efforts for recruitment of minorities, however, were struck down as unconstitutional by the U.S. Court of Appeals for the D.C. Circuit. The FCC recently adopted new rules to address the concern of the U.S. Court of Appeals.

   The new rules will require us not to discriminate in hiring practices, to file certain employment reports annually and at other times, to certify compliance with the rules, and to widely disseminate information regarding job openings.

   The FCC rules also prohibit a broadcast licensee from simulcasting more than 25% of its programming on another radio station in the same broadcast service (that is, AM/AM or FM/FM). The simulcasting restriction applies if the licensee owns both radio broadcast stations or owns one and programs the other through a local marketing agreement, provided that the contours of the radio stations overlap in a certain manner.

   From time to time, complaints may be filed against Radio One's radio stations alleging violations of these or other rules. In addition, the FCC recently has proposed to establish a system of random audits to ensure and verify licensee compliance with FCC rules and regulations. Failure to observe these or other rules and policies can result in the imposition of various sanctions, including fines or conditions, the grant of "short" (less than the maximum eight year) renewal terms or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

   Local Marketing Agreements. Often radio stations enter into LMAs or time brokerage agreements. These agreements take various forms. Separately owned and licensed radio stations may agree to function cooperatively in programming, advertising sales and other matters, subject to compliance with the antitrust laws and the FCC's rules and policies, including the requirement that the licensee of each radio station maintain independent control over the programming and other operations of its own radio station. One type of time brokerage agreement is a programming agreement between two separately owned radio stations that serve a common service area whereby the licensee of one radio station programs substantial portions of the broadcast day of the other licensee's radio station, subject to ultimate control by the radio station licensee, and sells advertising time during these program segments. The FCC has held that such agreements do not violate the Communications Act as long as the licensee of the radio broadcast station that is being substantially programmed by another entity (1) remains ultimately responsible for, and maintains control over, the operation of its radio station, and (2) otherwise ensures the radio station's compliance with applicable FCC rules and policies.

   A radio broadcast station that brokers time on another radio broadcast station or enters into a time brokerage agreement with a radio broadcast station in the same market will be considered to have an attributable ownership interest in the brokered radio station for purposes of the FCC's local ownership rules if the time brokerage arrangement covers more than 15% of the brokered station's weekly broadcast hours. As a result, a radio broadcast station may not enter into a time brokerage agreement that allows it to program more than 15% of the broadcast time, on a weekly basis, of another local radio broadcast station that it could not own under the FCC's local multiple ownership rules. Attribution for radio time brokerage agreements applies to all of the FCC's multiple ownership rules applicable to radio stations (daily newspaper/radio cross-ownership and radio/television cross-ownership) and not only the local radio ownership rules. Also, as described above, FCC rules prohibit a radio broadcast station from simulcasting more than 25% of its programming on another radio broadcast station in the same broadcast service (that is, AM/AM or FM/FM) where the two radio stations serve substantially the same geographic area, whether the licensee owns both radio stations or owns one radio station and programs the other through a time brokerage agreement. Thus far, the FCC has not considered what relevance, if any, a time brokerage agreement may have upon its evaluation of a licensee's performance at renewal time.

   Joint Sales Agreements. Over the past few years, a number of radio stations have entered into cooperative arrangements commonly known as joint sales agreements or JSAs. While these agreements may take varying forms, under the typical JSA, a station licensee obtains, for a fee, the right to sell substantially all of the commercial advertising on a separately-owned and licensed station in the same market. The typical JSA also customarily involves the provision by the selling party of certain sales, accounting and services to the station whose advertising is being sold. The typical JSA is distinct from a local marketing agreement in that a JSA normally does not involve programming.

   The FCC has determined that issues of joint advertising sales should be left to enforcement by antitrust authorities, and therefore does not generally regulate joint sales practices between stations. Currently, stations for which another licensee sells time under a JSA are not deemed by the FCC to be an attributable interest of that licensee.

   RF Radiation. In 1985, the FCC adopted rules based on a 1982 American National Standards Institute ("ANSI") standard regarding human exposure to levels of radio frequency ("RF") radiation. These rules require applicants for renewal of broadcast licenses or modification of existing licenses to inform the FCC at the time of filing such applications whether an existing broadcast facility would expose people to RF radiation in excess of certain limits. In 1992, ANSI adopted a new standard for RF exposure that, in some respects, was more restrictive in the amount of environmental RF exposure permitted. The FCC has since adopted more restrictive radiation limits which became effective October 15, 1997, and which are based in part on the revised ANSI standard.

   Digital Audio Radio Service. The FCC allocated spectrum to a new technology, digital audio radio service ("DARS"), to deliver satellite-based audio programming to a national or regional audience and issued regulations for a DARS service in early 1997. DARS may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats with compact disc quality sound to local and national audiences. The nationwide reach of satellite DARS could allow niche programming aimed at diverse communities that Radio One is targeting. It is not known at this time whether this technology also may be used in the future by existing radio broadcast stations either on existing or alternate broadcasting frequencies. Two companies that hold licenses for authority to offer multiple channels of digital, satellite-delivered S-Band aural services could compete with conventional terrestrial radio broadcasting. The licensees will be permitted to sell advertising and lease channels in these media. The FCC's rules require that these licensees launch and begin operating at least one space station by 2001 and be fully operational by 2003.

   The FCC has established a new Wireless Communications Service ("WCS") in the 2305-2320 and 2345-2360 MHz bands (the "WCS Spectrum") and awarded licenses. Licensees are generally permitted to provide any fixed, mobile, radio location services, or digital satellite radio service using the WCS Spectrum. Implementation of DARS would provide an additional audio programming service that could compete with Radio One's radio stations for listeners, but the effect upon Radio One cannot be predicted.

   These satellite radio services use technology that may permit higher sound quality than is possible with conventional AM and FM terrestrial radio broadcasting.

   Low Power Radio Broadcast Service. In January 2000, the FCC voted to create a class of radio stations designed to serve very localized communities or underrepresented groups within communities by authorizing two new classes of noncommercial low power FM radio stations. There will be two types of LPFM stations, LP100 stations with power from 50 to 100 watts and a service radius of approximately 3.5 miles and LP10 stations with power from one to 10 watts and a service radius of approximately 1-2 miles. New LPFM stations will have to protect the signals of all other authorized FM stations and may be authorized on any FM frequency. Eligible licensees are limited to noncommercial government or private educational organizations, associations or entities; non-profit entities with educational purposes; or government or non-profit entities providing local public safety or transportation services. No existing broadcasters or other media entities may own an LPFM station. For the first two years of the LPFM service, licensees will be limited to local entities headquartered within 10 miles of the LPFM station transmitter. During the first two years, no entity may operate more than one LPFM station. After two years, the ownership limit will be five LPFM stations nationwide and after three years, the ownership limit will be 10 LPFM stations nationwide. FCC engineers have conducted interference testing and have concluded that the new lower power FM stations will not produce unacceptable levels of interference to existing FM radio stations, such as those owned by Radio One. Nevertheless, the effect of this untested newly created low power radio service on Radio One cannot be predicted.

Subsidiaries and Related Entities

   Radio One has title to most of the assets used in the operations of our radio stations. The FCC licenses for the radio stations in all cases are or will be held by direct or indirect wholly-owned subsidiaries of Radio One. In the case of all of the Baltimore stations, three of the Washington, D.C. stations, the Philadelphia stations, the St. Louis station, the Cleveland stations and the Richmond stations, the FCC licenses are or will be held by Radio One Licenses, Inc., a Delaware corporation and a wholly-owned subsidiary of Radio One that is subject to the restrictions imposed by the agreements governing our indebtedness. Radio One Licenses, Inc. holds no other material assets. WYCB Acquisition Corporation, a Delaware corporation and a wholly-owned unrestricted subsidiary, holds title to all of the outstanding capital stock of BHI, a District of Columbia corporation and an unrestricted subsidiary. The FCC licenses for WYCB-AM are held by BHI which also holds the assets used in the operation of that station. Bell Broadcasting, a Michigan corporation and a wholly-owned restricted subsidiary, holds the assets used in the operation of WCHB-AM, WDTJ-FM and WJZZ-AM. Bell Broadcasting holds title to all of the outstanding capital stock of Radio One of Detroit, Inc., a Delaware corporation and a restricted subsidiary. The FCC licenses for WCHB-AM, WDTJ-FM and WJZZ-AM are held by Radio One of Detroit, Inc. Radio One of Detroit, Inc. holds no other material assets.

   Allur-Detroit, a Delaware corporation and a wholly-owned restricted subsidiary, holds the assets used in the operation of station WDMK-FM. Allur-Detroit holds title to all of the outstanding capital stock of Allur Licenses, Inc., a Delaware corporation and a restricted subsidiary. The FCC licenses for WDMK-FM are held by Allur Licenses, Inc. Allur Licenses, Inc. holds no other material assets.

   ROA, a Delaware corporation and a wholly-owned restricted subsidiary, holds the assets used in the operation of station WHTA-FM and some assets used in the operation of station WAMJ-FM. ROA holds title to all of the outstanding capital stock of ROA Licenses, Inc., a Delaware corporation and a restricted subsidiary. The FCC licenses for WHTA-FM are held by ROA Licenses, Inc. ROA Licenses, Inc. holds no other material assets. Dogwood, a Delaware corporation and a wholly-owned restricted subsidiary, owns some of the assets used in the operation of station WAMJ-FM and all of the outstanding capital stock of Dogwood Licenses, Inc., a Delaware corporation and a restricted subsidiary. The FCC licenses for WAMJ-FM are held by Dogwood Licenses, Inc. Dogwood Licenses, Inc., holds no other material assets.

Employees

   As of December 31, 1999, we employed approximately 670 people. Our employees are not unionized. We have not experienced any work stoppages and believe relations with our employees are satisfactory. Each radio station has its own on-air personalities and clerical staff. However, in an effort to control broadcast and corporate expenses, we centralize certain radio station functions by market location. For example, in each of our markets we typically employ one General Manager who is responsible for all of our radio stations located in such market and our Vice President of Programming oversees programming for all of our urban-oriented FM radio stations.

Legal Proceedings

   We are involved from time to time in various routine legal and administrative proceedings and threatened legal and administrative proceedings incidental to the ordinary course of our business. We believe the resolution of such matters will not have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

Directors, Executive Officers and Other Significant Personnel

   The names, ages and positions of the directors, executive officers and other significant personnel of Radio One are set forth in the table below. All directors serve for the term for which they are elected or until their successors are duly elected and qualified or until death, retirement, resignation or removal.

                          Age as of
 Name                      1/31/00  Position
 ----                     --------- --------
                                    Chairperson of the Board of Directors and
 Catherine L. Hughes.....     52    Secretary
                                    Chief Executive Officer, President,
 Alfred C. Liggins, III..     35    Treasurer, and Director
                                    Executive Vice President and Chief
 Scott R. Royster........     35    Financial Officer
 Mary Catherine Sneed....     48    Chief Operating Officer
 Linda J. Eckard.........     42    General Counsel and Assistant Secretary
 Steve Hegwood...........     38    Vice President of Programming
 Leslie J. Hartmann......     38    Corporate Controller
 Terry L. Jones..........     53    Director
 Brian W. McNeill........     43    Director
 Larry D. Marcus.........     51    Director

   Ms. Hughes has been Chairperson of the board of directors and Secretary of Radio One since 1980, and was Chief Executive Officer of Radio One from 1980 to 1997. She was one of the founders of Radio One's predecessor company in 1980. Since 1980, Ms. Hughes has worked in various capacities for Radio One including President, General Manager, General Sales Manager and talk show host. She began her career in radio as General Sales Manager of WHUR-FM, the Howard University-owned, urban-contemporary radio station. Ms. Hughes is also the mother of Mr. Liggins, Radio One's Chief Executive Officer, President, Treasurer and director.

   Mr. Liggins has been Chief Executive Officer since 1997, and President, Treasurer and a director of Radio One since 1989. Mr. Liggins joined Radio One in 1985 as an Account Manager at WOL-AM. In 1987, he was promoted to General Sales Manager and promoted again in 1988 to General Manager overseeing Radio One's Washington, D.C. operations. After becoming President, Mr. Liggins engineered Radio One's expansion into other markets. Mr. Liggins is a graduate of the Wharton School of Business/Executive M.B.A. Program. Mr. Liggins is the son of Ms. Hughes, Radio One's Chairperson and Secretary.

   Mr. Royster has been Executive Vice President of Radio One since 1997 and Chief Financial Officer of Radio One since 1996. Prior to joining Radio One, he served as an independent consultant to Radio One. From 1995 to 1996, Mr. Royster was a principal at TSG Capital Group, LLC, a private equity investment firm located in Stamford, Connecticut, which has been an investor in Radio One since 1987. Mr. Royster has also served as an associate and later a principal at Capital Resource Partners from 1992 to 1995, a private capital investment firm in Boston, Massachusetts. Mr. Royster is a graduate of Duke University and Harvard Business School.

   Ms. Sneed has been Radio One's Chief Operating Officer since January 1998 and General Manager of ROA since 1995. Prior to joining Radio One, she held various positions with Summit Broadcasting including Executive Vice President of the Radio Division, and Vice President of Operations from 1992 to 1995. Ms. Sneed is a graduate of Auburn University.

   Ms. Eckard has been General Counsel of Radio One since January 1998 and Assistant Secretary of Radio One since April 1999. Prior to joining Radio One as General Counsel, Ms. Eckard represented Radio One as outside counsel from July 1995 until assuming her current position. Ms. Eckard was a partner in the Washington, D.C. office of Davis Wright Tremaine LLP, from August 1997 to December 1997. Her practice focused on transactions and FCC regulatory matters. Prior to joining Davis Wright Tremaine LLP, Ms. Eckard was a shareholder of Roberts & Eckard, P.C., a firm that she co-founded in April 1992. Ms. Eckard is a graduate of Gettysburg College, the National Law Center at George Washington University and the University of Glasgow. Ms. Eckard is admitted to the District of Columbia Bar and the Bar of the United States Supreme Court.

   Mr. Hegwood has been the Vice President of Programming for Radio One and Program Director of WKYS-FM since 1995. From 1990 to 1995, Mr. Hegwood was Program Director of WJLB-FM in Detroit, Michigan.

   Ms. Hartmann has been Controller of Radio One since 1997. Prior to joining Radio One, she served as Vice President and Market Controller for Bonneville International Corporation in Phoenix, Arizona from 1991 to 1997. Ms. Hartmann is a graduate of the University of California and has an M.B.A. degree from the University of Phoenix.

   Mr. Jones has been a director of Radio One since 1995. Since 1990, Mr. Jones has been President of Syndicated Communications, Inc., a communications venture capital investment company, and its wholly owned subsidiary, Syncom Capital Corporation. He joined Syndicated Communications, Inc. in 1978 as a Vice President. Mr. Jones serves in various capacities, including director, president, general partner and vice president, for various other entities affiliated with Syndicated Communications, Inc. He also serves on the board of directors of the National Association of Investment Companies, Delta Capital Corporation, Sun Delta Capital Access Center, Cyber Digital Inc. and the Southern African Enterprise Development Fund. Mr. Jones earned his B.S. degree from Trinity College, his M.S. from George Washington University and his M.B.A. from Harvard Business School.

   Mr. McNeill has been a director of Radio One since 1995. Since 1986, Mr. McNeill has been a General Partner of Burr, Egan, Deleage & Co., a major private equity firm which specializes in investments in the communications and technology industries. He has served as a director in many private radio and television broadcasting companies such as Tichenor Media Systems, OmniAmerica Group, Panache Broadcasting and Shockley Communications. From 1979 to 1986, he worked at the Bank of Boston where he started and managed that institution's broadcast lending group. Mr. McNeill is a graduate of Holy Cross College and earned an M.B.A. from the Amos Tuck School at Dartmouth College.

   Mr. Marcus became a director of Radio One in April 1999. Mr. Marcus is currently President of Peak Media L.L.C., which is the sole management member of Peak Media Holdings L.L.C., the owner of a television station in Johnstown, Pennsylvania, and the operator under a time brokerage agreement of a television station in Altoona, Pennsylvania. In 1989, Mr. Marcus became the Chief Financial Officer of River City Broadcasting, L.P., licensee of ten television stations and thirty-four radio stations located in medium to large markets. River City Broadcasting was sold to Sinclair Broadcasting in 1996. Mr. Marcus is also a director of Citation Computer Systems, Inc., a publicly traded NASDAQ company. Mr. Marcus is a graduate of City College of New York.

Committees of the Board of Directors

   The board of directors has formed an Audit Committee and a Compensation Committee whose members are Mr. Jones and Mr. McNeill, neither of whom is an employee of Radio One.

Compensation of Directors and Executive Officers

 Compensation of Directors

   Our non-officer directors are reimbursed for all out-of-pocket expenses related to meetings attended. In addition, Mr. Marcus receives an annual stipend of $24,000. Our other non-officer directors receive no additional compensation for their services as directors. Our officers who serve as directors do not receive compensation for their services as directors other than the compensation they receive as officers of Radio One.

 Compensation of Executive Officers

   The following information relates to compensation of our Chief Executive Officer and each of our most highly compensated executive officers (the "Named Executives") for the fiscal years ended December 31, 1999, 1998 and 1997 (as applicable):

                           Summary Compensation Table

                                                           Long Term
                                                      Compensation Awards
                                                  ---------------------------
                                                                   Securities
Name and Principal                                Restricted Stock Underlying    All Other
Positions                 Year   Salary   Bonus        Awards       Options   Compensation(2)
------------------        ----  -------- -------- ---------------- ---------- ---------------
Catherine L Hughes......  1999  $250,000 $150,000     $   --            --       $  6,667
 Chairperson of the       1998   225,000  100,000         --            --         12,281
  Board of Directors and  1997   193,269   50,000         --            --          3,050
  Secretary
Alfred C. Liggins, III..  1999   300,000  250,000         --            --          6,230
 Chief Executive          1998   225,000  100,000         --            --          3,567
  Officer, President,     1997   193,269   50,000         --            --          3,125
  Treasurer and Director
Scott R. Royster........  1999   200,000  175,000     225,000(1)     18,646         7,739
 Executive Vice           1998   165,000   50,000         --            --            --
  President and Chief     1997   148,077   25,000         --            --            --
  Financial Officer
Mary Catherine Sneed....  1999   220,000   50,000         --            --            --
 Chief Operating Officer  1998   200,000      --          --            --            --
Linda J. Eckard.........  1999   175,000   90,000         --         31,077           --
 General Counsel          1998   150,000   25,000         --            --            --

--------
(1) Represents 51,194 shares of class C common stock with a value as of December 31, 1999 (based on the last reported sale price for class A common stock on the Nasdaq National Market on such date of $92) of $4,709,848. Twenty-five percent of the stock vested on the date of grant; the remaining stock will vest in equal increments every month beginning February 28, 1999 and ending December 31, 2001.

(2) Represents a vehicle allowance.

                       Option Grants in Last Fiscal Year

                                                                           Potential Realizable
                         Number of   % of Total                           Value at Assumed Annual
                         Securities   Options                                 Rates of Stock
                         Underlying  Granted to                            Price for Option Term
                          Options   Employees in Exercise                 -----------------------
                          Granted   Fiscal Year   Price   Expiration Date     5%         10%
          Name           ---------- ------------ -------- --------------- -----------------------
Scott R. Royster........   18,646        9.0%     $24.00    May 5, 2009   $  281,433 $    713,206
Linda J. Eckard.........   31,077       15.0       24.00    May 5, 2009      469,060    1,188,690

                         Fiscal Year-End Option Values

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                              Options at Fiscal Year-   In-the-Money Options at
                                        End                 Fiscal Year-End
                             ------------------------- -------------------------
                             Exercisable Unexercisable Exercisable Unexercisable
            Name             ----------- ------------- ----------- -------------
Scott R. Royster............    4,662       13,984      $317,016    $  950,912
Linda J. Eckard.............    7,289       23,788       495,652     1,617,584

Employment Agreements

   Ms. Catherine L. Hughes Employment Agreement. We anticipate entering into a three-year employment agreement with Ms. Hughes pursuant to which Ms. Hughes will continue to serve as Radio One's Chairperson of the board of directors. Ms. Hughes will receive an annual base salary of $250,000 effective January 1, 1999, subject to an annual increase of not less than 5%, and an annual cash bonus at the discretion of the board of directors. We could incur severance obligations under the expected terms of the employment agreement in the event that Ms. Hughes's employment is terminated.

   Mr. Alfred C. Liggins, III Employment Agreement. We anticipate entering into a three-year employment agreement with Mr. Liggins pursuant to which Mr. Liggins will continue to serve as Radio One's Chief Executive Officer and President. Mr. Liggins will receive an annual base salary of $300,000 effective January 1, 1999, subject to an annual increase of not less than 5%, and an annual cash bonus at the discretion of the board of directors. Radio One could incur severance obligations under the expected terms of the employment agreement in the event that Mr. Liggins' employment is terminated.

   Mr. Scott R. Royster Employment Agreement. We are party to a three-year employment agreement with Mr. Royster pursuant to which Mr. Royster serves as our Chief Financial Officer and Executive Vice President. Mr. Royster receives an annual base salary of $300,000 effective January 1, 2000, subject, under the terms of the employment agreement, to an annual increase of not less than 5% and an annual cash bonus at the discretion of the board of directors. We could incur severance obligations under the expected terms of the employment agreement in the event that Mr. Royster's employment is terminated.

   Ms. Linda J. Eckard Employment Agreement. We anticipate entering into an employment agreement with Ms. Eckard pursuant to which Ms. Eckard will continue to serve as our General Counsel. Under the expected terms of the employment agreement, Ms. Eckard will receive an annual base salary of $200,000 effective January 1, 2000, subject to an annual increase of not less than 5% and an annual cash bonus at the discretion of the board of directors. We could incur severance obligations under the expected terms of the employment agreement in the event that Ms. Eckard's employment is terminated.

401(k) Plan

   We adopted a defined contribution 401(k) savings and retirement plan effective August 1, 1994. Employees are eligible to participate after completing 90 days of service and attaining age 21. Participants may contribute up to 15% of their gross compensation subject to certain limitations.

Stock Option Plan

   On March 10, 1999, we adopted an option plan designed to provide incentives relating to equity ownership to present and future executive, managerial and other key employees, directors and consultants of Radio One and our subsidiaries as may be selected in the sole discretion of the board of directors. The option plan provides for the granting to participants of stock options and restricted stock grants as the Compensation Committee of the board of directors, or such other committee of the board of directors as the board of directors may designate (the "Committee") deems to be consistent with the purposes of the option plan. An aggregate of 1,408,100 shares of common stock have been reserved for issuance under the option plan. The option plan affords Radio One latitude in tailoring incentive compensation for the retention of key personnel, to support corporate and business objectives, and to anticipate and respond to a changing business environment and competitive compensation practices. As of December 31, 1999, we have granted options to purchase 207,208 shares of class A common stock having a weighted average exercise price of $24.00 per share.

   The Committee has exclusive discretion to select the participants, to determine the type, size and terms of each award, to modify the terms of awards, to determine when awards will be granted and paid, and to make all other determinations which it deems necessary or desirable in the interpretation and administration of the option plan. The option plan terminates ten years from the date that the option plan was approved and adopted by the stockholders of Radio One. Generally, a participant's rights and interest under the option plan are not transferable except by will or by the laws of descent and distribution.

   Options, which include non-qualified stock options and incentive stock options, are rights to purchase a specified number of shares of common stock at a price fixed by the Committee. The option price may be less than, equal to or greater than the fair market value of the underlying shares of common stock, but in no event will the exercise price of an incentive stock option be less than the fair market value on the date of grant. Options will expire not later than ten years after the date on which they are granted. Options will become exercisable at such times and in such installments as the Committee shall determine. Upon termination of a participant's employment with Radio One, options that are not exercisable will be forfeited immediately and Options that are exercisable will be forfeited on the ninetieth day following such termination unless exercised by the participant. Payment of the option price must be made in full at the time of exercise in such form (including, but not limited to, cash or common stock of Radio One) as the Committee may determine.

   Grants are awards of restricted common stock at no cost to participants and are generally subject to vesting provisions as determined by the Committee. Upon termination of a participant's employment with Radio One, grants that are not vested will be forfeited immediately.

   In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of Radio One, the Committee will make any adjustments it deems appropriate in the number and kind of shares reserved for issuance upon the exercise of options and vesting of grants under the option plan and in the exercise price of outstanding options.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mableton Option

   Mr. Liggins, the Chief Executive Officer and President of Radio One, has a right, which he obtained in 1995, (the "Mableton Option") to acquire an interest in a construction permit for an FM radio station licensed to Mableton, Georgia (the "Mableton Station") which is in the Atlanta MSA. Mr. Liggins and Syndicated Communications Venture Partners II, L.P. have reached an agreement to provide initial funding to satisfy the requirements of the Mableton Option. Syndicated Communications Venture Partners II, L.P. has provided this funding, a portion of which will be reimbursed to it by Mr. Liggins. Terry L. Jones, a general partner of the general partner of Syndicated Communications Venture Partners II, L.P., is also a member of Radio One's board of directors. Mr. Liggins has also proposed that Radio One, most likely through ROA, enter into an LMA with respect to the Mableton Station, or otherwise participate in the operations and financing of the Mableton Station. Any such arrangement will be on terms at least as favorable to Radio One as any such transaction with an unaffiliated third party.

Office Lease

   We lease office space located at 100 St. Paul Street, Baltimore, Maryland from Chalrep Limited Partnership, a limited partnership controlled by Ms. Hughes and Mr. Liggins. The annual rent for the office space is approximately $225,000.

Music One, Inc.

   Ms. Hughes and Mr. Liggins own a music company called Music One, Inc. We sometimes engage in promoting the recorded music product of Music One, Inc. We estimate that the dollar value of such promotion is nominal.

Allur-Detroit

   Allur-Detroit leases the transmitter site for WDMK-FM from American Signalling Corporation for approximately $72,000 per year. American Signalling Corporation is a wholly-owned subsidiary of Syndicated Communications Venture Partners II, L.P. Terry L. Jones, a general partner of the general partner of Syndicated Communications Venture Partners II, L.P., is also a member of Radio One's board of directors. We believe that the terms of this lease are not materially different than if the agreement were with an unaffiliated third party.

XM Satellite, Inc.

   Radio One and XM Satellite Radio, Inc. have entered into a Programming Partner Agreement whereby we will provide programming to XM Satellite Radio, Inc. for distribution over satellite-delivered channels. At the time we entered into this agreement, Worldspace, Inc. held 20% of the stock of XM Satellite Radio, Inc. Syndicated Communications Venture Partners II, L.P. owns approximately 1.25% of the stock of Worldspace, Inc. Terry L. Jones, a director of Radio One, is also a director of Worldspace, Inc.

Radio One of Atlanta, Inc.

   On March 30, 1999, we acquired all of the outstanding capital stock of ROA. ROA's stockholders included Alta Subordinated Debt Partners III, L.P. ("Alta"), Syndicated Communications Venture Partners II, L.P., and
Alfred C. Liggins, III. Mr. Brian W. McNeill, a general partner of Alta, is also a member of Radio One's board of directors. Terry L. Jones, a general partner of the general partner of Syndicated Communications Venture Partners II, L.P., is also a member of Radio One's board of directors.

   Radio One issued approximately 3.3 million shares of common stock in exchange for the outstanding capital stock of ROA. Alta, Syndicated Communications Venture Partners II, L.P. and Mr. Liggins received a majority of such shares in exchange for their shares in ROA. In connection with this transaction, Mr. Liggins was paid a fee of approximately $1.2 million for arranging the acquisition. Also, as part of this transaction, Radio One assumed and retired debt and accrued interest of approximately $16.3 million of ROA and Dogwood. Of this amount, approximately $12.0 million was paid to Allied Capital Corporation, approximately $1.3 million was paid to Syndicated Communications Venture Partners II, L.P., and approximately $2.0 million was paid to Alta.

   The board of directors authorized the formation of an ad-hoc committee to oversee the valuation of ROA. The ad-hoc committee members were Catherine L. Hughes of Radio One, Sanford Anstey of BancBoston Investments, Inc. and Dean Pickerell of Medallion Capital, Inc. (formerly Capital Dimensions Venture Fund, Inc.). The committee was comprised of members of the board of directors of, and investors in, Radio One that did not have an interest in ROA.

   The ad-hoc committee recommended approval of the acquisition of ROA based upon its determination that the acquisition was fair to Radio One and its stockholders.

PNE Media Holdings, LLC

   We have invested in PNE Media Holdings, LLC. Alta owns approximately [ %] of the equity interest in PNE Media Holdings, LLC. Mr. Brian W. McNeill, a general partner of Alta, is also a member of Radio One's board of directors.

NetNoir, Inc.

   We recently invested a combination of cash and advertising time in NetNoir, Inc. Syndicated Communications Venture Partners II, L.P. also has an investment in NetNoir, Inc. Terry L. Jones, a general partner of the general partner of Syndicated Communications Venture Partners II, L.P., is also a member of Radio One's board of directors.

Executive Officers' Loans

   We have extended an unsecured loan to Mr. Liggins in the amount of $380,000, which bears interest at an annual rate of 5.56% and is evidenced by a demand promissory note. As of December 31, 1999, the aggregate outstanding principal and interest amount on this loan was $411,465. The purpose of the loan was to repay a loan that Mr. Liggins obtained from NationsBank, Texas, N.A. in 1997 to purchase an additional interest in Radio One.

   ROA has extended an unsecured loan to Mary Catherine Sneed, Chief Operating Officer of Radio One, in the original amount of $262,539, which bears interest at an annual rate of 5.56% and is evidenced by two demand promissory notes. As of December 31, 1999, the aggregate outstanding principal and interest amount on this loan was $274,291. The purpose of this loan was to pay Ms. Sneed's tax liability with respect to incentive stock grants of ROA stock received by Ms. Sneed.

   We have extended an unsecured loan to Mr. Royster in the amount of $87,564, which bears interest at an annual rate of 5.56% and is evidenced by a demand promissory note. As of December 31, 1999, the aggregate outstanding principal and interest on this loan was $90,027. The purpose of this loan was to pay
Mr. Royster's tax liability with respect to the restricted stock grant that we made to Mr. Royster.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 10, 2000 and after giving effect to this offering, but without giving effect to the exercise of the underwriters' over-allotment option, by: (1) each person (or group of affiliated persons) known by us to be the beneficial owner of more than five percent of any class of common stock; (2) each Named Executive; (3) each of our directors; (4) the selling stockholders; (5) all of our directors and officers as a group. The number of shares of each class of common stock excludes the shares of any other class of common stock issuable upon conversion of that class of common stock. Unless otherwise indicated in the footnotes below, each stockholder possesses sole voting and investment power with respect to the shares listed. Information with respect to the beneficial ownership of shares has been provided by the stockholders.

                                                                                   Percent  Percent
                                                                                   of Total of Total
                                                                                   Economic  Voting
                                                Common Stock                       Interest  Power
                          -------------------------------------------------------- -------- --------
                               Class A            Class B          Class C(/1/)
                          ------------------ ------------------ ------------------
                           Number   Percent   Number   Percent   Number   Percent
Name of Beneficial Owner  of Shares of Class of Shares of Class of Shares of Class
------------------------  --------- -------- --------- -------- --------- --------
Catherine L.
 Hughes(/2/)(/3/).......      1,000  0.004%    851,536   29.7%  3,121,048   99.6%    14.1%    16.7%
 c/o Radio One
 5900 Princess Garden
  Parkway
 8th Floor
 Lanham, Maryland 20706
Alfred C. Liggins,
 III(/2/)(/4/)..........     38,036    0.2   2,010,307   70.1   3,121,048   99.6     18.3     39.5
 c/o Radio One
 5900 Princess Garden
  Parkway
 8th Floor
 Lanham, Maryland 20706
Scott R. Royster(/5/)...     58,294    0.3         --     --          --     --       0.2      0.1
 c/o Radio One
 5900 Princess Garden
  Parkway
 8th Floor
 Lanham, Maryland 20706
Linda J. Eckard(/6/)....     11,683    0.1         --     --          --     --      0.04     0.02
 c/o Radio One
 5900 Princess Garden
  Parkway
 8th Floor
 Lanham, Maryland 20706
Mary Catherine Sneed....    230,922    1.0         --     --          --     --       0.8      0.5
 c/o Radio One
 5900 Princess Garden
  Parkway,
 8th Floor,
 Lanham, Maryland 20706
Terry L. Jones(/7/).....  1,077,318    4.8         --     --          --     --       3.8      2.1
 c/o Syncom Capital
  Corporation
 8401 Colesville Road
 Suite 300
 Silver Spring, MD 20910
Brian W. McNeill(/8/)...    492,258    2.2         --     --          --     --       1.7      1.0
 c/o Burr, Egan, Deleage
  & Co.
 One Post Office Square,
 Boston, MA 02109
Larry D. Marcus.........      2,500      *         --     --          --     --         *        *
 248 Gay Avenue
 Clayton, MO 63105
Janus Capital
 Corporation............  1,647,315    7.4%        --     --          --     --       5.8      3.2
 100 Fillmore Street
 Denver, Colorado 80206-
  4923
Putnam Investments,
 Inc....................  2,096,619    9.4         --     --          --     --       7.4      4.1
 One Post Office Square
 Boston, MA 02109
All Directors and Named
 Executives as a group
 (8 persons)............  1,912,010    8.6   2,861,843   99.8   3,121,048   99.6     27.9     59.9

* Less than 1%

--------
(/1/) The shares of class C common stock are held by Hughes-Liggins Family
      Partners, L.P., the limited partners of which are the Catherine L. Hughes Revocable Trust, dated March 2, 1999 (of which Ms. Hughes is the trustee and sole beneficiary), and the Alfred C. Liggins, III Revocable Trust, dated March 2, 1999 (of which Mr. Liggins is the trustee and sole beneficiary), and the general partner of which is Hughes-Liggins & Company, L.L.C., the members of which are the Catherine L. Hughes Revocable Trust, dated March 2, 1999, and the Alfred C. Liggins, III Revocable trust, dated March 2, 1999.
(/2/) Ms. Hughes and Mr. Liggins may be deemed to share beneficial ownership of shares of capital stock owned by each other by virtue of the fact that Ms. Hughes is Mr. Liggins' mother. Each of Ms. Hughes and Mr. Liggins disclaims such beneficial ownership. The shares of class A common stock and class B common stock are subject to a voting agreement between Ms. Hughes and Mr. Liggins with respect to the election of Radio One's directors.
(/3/) The shares of class B common stock are held by the Catherine L. Hughes
      Revocable Trust, dated March 2, 1999.
(/4/) The shares of class B common stock are held by the Alfred C. Liggins, III
      Revocable Trust, dated March 2, 1999.
(/5/) Includes 6,410 shares of class A common stock obtainable upon the exercise of stock options exercisable within 60 days of February 10, 2000.
(/6/) Includes 10,683 shares of class A common stock obtainable upon the exercise of stock options exercisable within 60 days of February 10, 2000.
(/7/) Includes 49,557 shares of class A common stock held by Mr. Jones, 300 shares of class A common stock held by each of Mr. Jones' three daughters, and 1,026,861 shares of class A common stock held by Syncom Capital Corporation. Mr. Jones is the President of Syncom Capital Corporation and may be deemed to share beneficial ownership of shares of class A common stock held by Syncom Capital Corporation by virtue of his affiliation with Syncom Capital Corporation. Mr. Jones disclaims beneficial ownership in such shares.
(/8/) Includes 14,217 shares of class A common stock held by Mr. McNeill and 478,041 shares of class A common stock held by Alta Subordinated Debt Partners III, L.P. Mr. McNeill is a general partner of Alta Subordinated Debt Partners III, L.P. and Mr. McNeill may be deemed to share beneficial ownership of shares of class A common stock held by Alta Subordinated Debt Partners III, L.P. by virtue of his affiliation with Alta Subordinated Debt Partners III, L.P. Mr. McNeill disclaims any beneficial ownership of such shares.

                          DESCRIPTION OF CAPITAL STOCK

   The following description of our capital stock gives effect to the consummation of the transactions contemplated under "Capitalization," which will occur prior to or simultaneously with the proposed sale of 5,000,000 shares of class A common stock by Radio One in this offering. Our capital stock consists of (1) 90,000,000 authorized shares of common stock, $0.001 par value per share, which consists of (a) 30,000,000 shares of class A common stock, of which 22,272,622 shares are outstanding (22,772,622 shares assuming the underwriters overallotment option is exercised), (b) 30,000,000 shares of class B common stock, of which 2,867,463 shares are outstanding, and (c) 30,000,000 shares of class C common stock, of which 3,132,458 shares are outstanding, and
(2) 290,000 authorized shares of preferred stock, par value $0.01 per share, which consists of 140,000 shares of series A preferred stock, none of which is outstanding and 150,000 shares of series B preferred stock, none of which is outstanding. The following is a summary of the material provisions of our certificate of incorporation, which is filed as an exhibit to the Registration Statement of which this prospectus is a part.

Class A Common Stock

   The holders of class A common stock are entitled to one vote for each share held on all matters voted upon by stockholders, including the election of directors and any proposed amendment to the certificate of incorporation. The holders of class A common stock are entitled to vote as a class to elect two independent directors to the board of directors. The holders of class A common stock will be entitled to such dividends as may be declared at the discretion of the board of directors out of funds legally available for that purpose. The holders of class A common stock will be entitled to share ratably with all other classes of common stock in the net assets of Radio One upon liquidation after payment or provision for all liabilities. All shares of class A common stock may be converted at any time into a like number of shares of class C common stock at the option of the holder of such shares. All shares of class A common stock issued pursuant to the offering will be fully paid and non-assessable.

Class B Common Stock

   The holders of class B common stock are entitled to the same rights, privileges, benefits and notices as the holders of class A common stock, except that the holders of class B common stock will be entitled to ten votes per share. All shares of class B common stock may be converted at any time into a like number of shares of class A common stock at the option of the holder of such shares. Catherine L. Hughes and Alfred C. Liggins, III may transfer shares of class B common stock held by them only to "Class B Permitted Transferees," and Class B Permitted Transferees may transfer shares of class B common stock only to other Class B Permitted Transferees. If any shares of class B common stock are transferred to any person or entity other than a Class B Permitted Transferee, such shares will automatically be converted into a like number of shares of class A common stock. "Class B Permitted Transferees" include Ms. Hughes, Mr. Liggins, their respective estates, spouses, former spouses, parents or grandparents or lineal descendants thereof, and certain trusts and other entities for the benefit of, or beneficially owned by, such persons. Ms. Hughes and Mr. Liggins have agreed to vote their shares of common stock to elect each other and other mutually agreeable nominees to the board of directors. See "Risk Factors--Controlling Stockholders."

Class C Common Stock

   The holders of class C common stock are entitled to the same rights, privileges, benefits and notices as the holders of class A common stock and class B common stock, except that the holders of class C common stock will be entitled to no votes per share. All shares of class C common stock may be converted at any time into a like number of shares of class A common stock at the option of the holder of such shares, except that Class B Permitted Transferees may convert shares of class C common stock into shares of class A common stock, or otherwise acquire shares of class A common stock, only in connection with:

  . a merger or consolidation of Radio One with or into, or other acquisition of, another entity pursuant to which the Class B Permitted Transferees are to receive shares of class A common stock in exchange for their interest in such entity;

  . the transfer of such shares of class A common stock to a person or entity other than a Class B Permitted Transferee; or

  .  a registered public offering of such shares of class A common stock.

Foreign Ownership

   Radio One's certificate of incorporation restricts the ownership, voting and transfer of our capital stock, including the class A common stock, in accordance with the Communications Act and the rules of the FCC, which prohibit the issuance of more than 25% of our outstanding capital stock (or more than 25% of the voting rights such stock represents) to or for the account of aliens (as defined by the FCC) or corporations otherwise subject to domination or control by aliens. Our certificate of incorporation prohibits any transfer of our capital stock that would cause a violation of this prohibition. In addition, the certificate of incorporation authorizes the board of directors to take action to enforce these prohibitions, including restricting the transfer of shares of capital stock to aliens and placing a legend restricting foreign ownership on the certificates representing the class A common stock.

Registration Rights

   The holders of substantially all of the shares of class A common stock outstanding prior to our initial public offering, other than Mr. Liggins, are parties to registration rights agreements with us. These agreements, which relate to approximately 3.3 million shares of class A common stock, provide incidental or "piggyback" registration rights that allow such holders, under certain circumstances, to include their shares of class A common stock in registration statements initiated by Radio One or other stockholders. Under these agreements, the holders of class A common stock may require us to register their shares under the Securities Act for offer and sale to the public (including by way of an underwritten public offering) on up to four occasions. These agreements also permit demand registrations on Form S-3 registration statements provided that we are eligible to register our capital stock on Form S-3. All such registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in a registration. The holders of these registration rights have waived their "piggyback" registration rights with respect to the offering.

Limitations on Directors' and Officers' Liability

   Radio One's certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law, which specifies that a director of a company adopting such a provision will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for the liability (1) for any breach of the director's duty of loyalty to Radio One or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in
Section 174 of the Delaware General Corporation Law; or (4) for any transaction from which the director derived an improper personal benefit.

   Radio One's certificate of incorporation provides for mandatory indemnification of directors and officers and authorizes indemnification for employees and agents in such manner, under such circumstances and to the fullest extent permitted by the Delaware General Corporation Law, which generally authorizes indemnification as to all expenses incurred or imposed as a result of actions, suits or proceedings if the indemnified parties act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of Radio One. We believe these provisions are necessary or useful to attract and retain qualified persons as directors. Radio One maintains directors and officers insurance for the benefit of its directors and officers.

   There is no pending litigation or proceeding involving a director or officer as to which indemnification is being sought.

Transfer Agent and Registrar

   American Stock Transfer & Trust Company is our transfer agent and registrar.

                          DESCRIPTION OF INDEBTEDNESS

Bank Credit Facility

   On February 26, 1999, we entered into an amended and restated credit agreement providing for a bank credit facility under which we may borrow up to $100 million on a revolving basis from a group of banking institutions. Draw downs under the bank credit facility are currently available, subject to compliance with provisions of the credit agreement, including but not limited to the financial covenants. Specifically, borrowings under the bank credit facility may be entirely of Eurodollar Loans, Alternate Base Rate ("ABR") Loans or a combination thereof. The bank credit facility will be fully available until a maturity date of December 31, 2003. No commitment reductions under the bank credit facility will occur until the final maturity date, provided that Radio One does not acquire or issue additional indebtedness or Disqualified Stock (as such term is defined in the credit agreement).

   The bank credit facility terminates on December 31, 2003, at which time any outstanding principal together with all accrued and unpaid interest thereon would become due and payable. All amounts under the bank credit facility are guaranteed by each of Radio One's direct and indirect subsidiaries other than WYCB Acquisition Corporation and Broadcast Holdings, Inc.

   The bank credit facility is secured by a perfected first priority secured interest in: (1) substantially all of the tangible and intangible assets of Radio One and our direct and indirect subsidiaries including, without limitation, any and all FCC licenses to the maximum extent permitted by law and
(2) all of the common stock of our direct and indirect restricted subsidiaries, including all warrants or options and other similar securities to purchase such securities. Radio One also granted a security interest in all money (including interest), instruments and securities at any time held or acquired in connection with a cash collateral account established pursuant to the credit agreement, together with all proceeds thereof.

   The interest rates on the borrowings under the bank credit facility are based on the ratio of total debt to EBITDA, with a maximum margin above ABR of 1.625% with respect to ABR Loans, and a maximum margin above Eurodollar rate 2.625% with respect to Eurodollar Loans. Interest on Eurodollar Loans is based on a 360-day period for actual days elapsed, and interest on ABR Loans is based on a 365-day period for actual days elapsed. In addition, Radio One will pay a commitment fee equal to an amount based on the average daily amount of the available commitment computed at a rate per year tied to a leverage ratio in effect for the fiscal quarter preceding the date of payment of such fee. The commitment fee is fully earned and non-refundable and is payable quarterly in arrears on the last business day of each March, June, September and December and on the maturity date.

   The credit agreement contains customary and appropriate affirmative and negative covenants including, but not limited to, financing covenants and other covenants including limitations on other indebtedness, liens, investments, guarantees, restricted payments (dividends, redemptions and payments on subordinated debt), prepayment or repurchase of other indebtedness, mergers and acquisitions, sales of assets, capital expenditures, losses, transactions with affiliates and other provisions customary and appropriate for financing of this type, including mutually agreed upon exceptions and baskets. The financial covenants include:

  .  a maximum ratio of total debt to EBITDA of 7.0x;

  .  a maximum ratio of senior debt to EBITDA of 3.75x;

  .  a minimum interest coverage ratio; and

  .  a minimum fixed charge coverage ratio.

   The credit agreement contains the following customary events of default:

  .  failure to make payments when due;

  .  defaults under any other agreements or instruments of indebtedness;

  .  noncompliance with covenants;

  .  breaches of representations and warranties;

  .  voluntary or involuntary bankruptcy or liquidation proceedings;

  .  entrance of judgments;

  .  impairment of security interests in collateral; and

  .  changes of control.

12% Notes Due 2004

   On May 15, 1997, we entered into an approximate $85.0 million aggregate principal amount offering (the "12% notes offering") of our 12% Senior Subordinated Notes (the "12% notes due 2004"). The 12% notes offering has an aggregate initial accreted value of approximately $75.0 million, as of Maturity Date May 15, 2004.

   The 12% notes due 2004 were issued pursuant to an indenture, dated as of May 15, 1997 among Radio One, Radio One Licenses, Inc. and United States Trust Company of New York (the "12% notes indenture"). The 12% notes due 2004 are generally unsecured obligations of Radio One and are subordinated in rights of payment to all Senior Indebtedness (as defined in the 12% notes indenture). All of our Restricted Subsidiaries are Subsidiary Guarantors of the 12% notes due 2004.

   The 12% notes due 2004 were issued at a substantial discount from their principal amount. The issue price to investors per note was $877.42, which represents a yield to maturity on the 12% notes due 2004 of 12.0% calculated from May 19, 1997 (computed on a semi-annual bond equivalent basis).

   Cash interest on the 12% notes due 2004 accrues at a rate of 7.0% per annum on the principal amount of the 12% notes due 2004 through and including May 15, 2000, and at a rate of 12.0% per annum on the principal amount of the 12% notes due 2004 after such date. Cash interest on the 12% notes due 2004 is currently payable semi-annually on May 15 and November 15 of each year.

   The 12% notes due 2004 are redeemable at any time and from time to time at the option of Radio One, in whole or in part, on or after May 15, 2001 at the redemption prices set forth in the 12% notes due 2004, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to May 15, 2000, Radio One may redeem, at our option, up to 25.0% of the aggregate original principal amount of the 12% notes due 2004 with the net proceeds of one or more Public Equity Offerings at 112% of the Accreted Value thereof, together with accrued and unpaid interest, if any, to the date of redemption, as long as at least approximately $64.1 million of the aggregate principal amount of the 12% notes due 2004 remains outstanding after each such redemption. Upon a Change of Control (as defined in the 12% notes indenture), we must commence an offer to repurchase the 12% notes due 2004 at 101% of the Accreted Value thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

   The 12% notes indenture contains certain restrictive covenants with respect to Radio One and our Restricted Subsidiaries, including limitations on: (a) the sale of assets, including the equity interests of our Restricted Subsidiaries,
(b) asset swaps, (c) the payment of Restricted Payments (as defined in the 12% notes indenture), (d) the incurrence of indebtedness and issuance of preferred stock by us or our Restricted Subsidiaries, (e) the issuance of Equity Interests (as defined in the 12% notes indenture) by a Restricted Subsidiary,
(f) the payment of dividends on our capital stock and the purchase, redemption or retirement of our capital stock or subordinated indebtedness, (g) certain transactions with affiliates, (h) the incurrence of senior subordinated debt and (i) certain consolidations and mergers. The 12% notes indenture also prohibits certain restrictions on distributions from Restricted Subsidiaries. All of these limitations and prohibitions, however, are subject to a number of important qualifications.

   The 12% notes indenture includes various events of default customary for such type of agreements, such as failure to pay principal and interest when due on the 12% notes due 2004, cross defaults on other indebtedness and certain events of bankruptcy, insolvency and reorganization.

                        SHARES ELIGIBLE FOR FUTURE SALE

   The market price of our class A common stock could decline as a result of future sales of substantial amounts of class A common stock, or the perception that such sales could occur. Furthermore, certain of our existing stockholders have the right to require us to register their shares, which may facilitate their sale of shares in the public market.

   Upon completion of this offering, we will have 22,272,622 shares of class A common stock, 2,867,463 shares of class B common stock and 3,132,458 shares of class C common stock issued and outstanding, assuming no exercise of the underwriters' over-allotment option. Of these shares, the 5,000,000 shares of class A common stock being sold in this offering (plus any shares issued upon exercise of the underwriters' over-allotment option), the 7,150,000 shares of class A common stock sold in our initial public offering in May 1999, the 5,870,000 shares of class A common stock sold in our November 1999 public offering and approximately 2,293,000 shares of unrestricted class A common stock will be freely transferable without restriction in the public market, except to the extent these shares have been acquired by our affiliates, whose sale of such shares is restricted by Rule 144 under the Securities Act. The remaining shares of our common stock are "restricted" securities under Rule 144 which, among other things, limits the number of such shares available for sale in the public market. However, many of the restrictions of Rule 144 do not apply to persons who are not our affiliates.

   The holders of substantially all of the shares of class A common stock outstanding prior to our initial public offering, other than Mr. Liggins, are parties to registration rights agreements with us. These agreements, which relate to approximately 3.3 million shares of class A common stock, provide incidental or "piggyback" registration rights that allow such holders, under certain circumstances, to include their shares of class A common stock in registration statements initiated by Radio One or other stockholders. Such registration rights agreements also permit demand registrations. The number of shares sold in the public market could increase if such rights are exercised. See "Description of Capital Stock--Registration Rights."

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of common stock that have been outstanding and not held by any "affiliate" of Radio One for a period of one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of class A common stock (approximately 223,000 shares immediately after completion of this offering assuming no exercise of the underwriters' over-allotment option) or the average weekly reported trading volume of the class A common stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain manner of sale and notice requirements and requirements as to the availability of current public information are satisfied (such information requirements have been satisfied by Radio One's filing of reports under the Securities Exchange Act of 1934, as amended since August 1997). Affiliates of Radio One must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of common stock that are not "restricted securities" (such as shares acquired by affiliates in this offering). Under Rule 144(k), a person who is not deemed an "affiliate" of Radio One at any time during the three months preceding a sale by him, and who has beneficially owned shares of common stock that were not acquired from Radio One or an "affiliate" of Radio One within the previous two years, would be entitled to sell such shares without regard to volume limitations, manner of sale provisions, notification requirements or the availability of current public information concerning Radio One. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

   Radio One, Catherine L. Hughes, Alfred C. Liggins, III, and certain other holders of common stock of Radio One have entered into contractual "lock-up" agreements providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of common stock owned by them or that could be purchased by them through the exercise of options to purchase common stock of Radio One for a period of 60 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation on behalf of the underwriters.

   Radio One has on file with the SEC an effective Registration Statement under the Securities Act covering shares of class A common stock reserved for issuance under Radio One's option plan. Such Registration Statement covers approximately 1.4 million shares. Shares registered under such Registration Statement will be, subject to Rule 144 volume limitations applicable to affiliates, available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up agreements described above.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement, dated,        , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Deutsche Bank
Securities Inc. and              are acting as representatives, the following
respective number of shares of class A common stock:

                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
   Credit Suisse First Boston Corporation.............................
   Deutsche Bank Securities Inc.......................................
                                                                       ---------
     Total............................................................ 5,000,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of class A common stock in the offering if any are purchased other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of class A common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase up to 500,000 additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of class A common stock.

   The underwriters propose to offer the shares of class A common stock initially at the public offering price on the cover page of this prospectus, and to selling group members at that price less a concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
and
Commissions paid by us
 ........................       $              $              $              $
Expenses payable by us..       $              $              $              $

   We are currently in compliance in all material respects with the terms of our credit agreement with lenders including Credit Suisse First Boston, New York branch, an affiliate of Credit Suisse First Boston Corporation. The decision of Credit Suisse First Boston Corporation to distribute the class A common stock was made in accordance with its customary procedures. Credit Suisse First Boston Corporation will not receive any benefit from this offering other than its respective portion of the underwriting discounts as set forth on the cover page of this prospectus.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our class A common stock or securities convertible into or exchangeable or exercisable for any shares of our class A common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

   Our officers and directors and certain other holders of our class A common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our class A common stock or securities convertible into or exchangeable or exercisable for any shares of our class A common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our class A common stock, whether any such aforementioned transaction is to be settled by delivery of our class A common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus.

   We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   Credit Suisse First Boston Corporation has provided customary financial advisory services to Radio One, for which it has received customary compensation and indemnification, and in the future may provide such services.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the class A common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

  . In passive market making, market makers in the class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the class A common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the class A common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the class A common stock are effected. Accordingly, any resale of the class A common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the class A common stock.

Representations of Purchasers

   Each purchaser of the class A common stock in Canada who receives a purchase confirmation will be deemed to represent to us, the selling stockholders and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such class A common stock without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of the class A common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any class A common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Radio One. Only one report must be filed in respect of the class A common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of the class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the class A common stock in their particular circumstances and with respect to the eligibility of the class A common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   Kirkland & Ellis will pass upon the legality of the common stock offered by this prospectus and other matters specified in the underwriting agreement for Radio One. Davis Wright Tremaine LLP will pass upon legal matters regarding FCC issues for Radio One. Skadden, Arps, Slate, Meagher & Flom LLP will pass upon matters specified in the underwriting agreement for the underwriters.

                                    EXPERTS

   The audited consolidated financial statements of Radio One, Inc. and subsidiaries as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, included in the prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

   The audited consolidated financial statements of Radio One of Atlanta, Inc. and subsidiary as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, included in the prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

   The audited financial statements of Bell Broadcasting Company as of December 31, 1997 and for each of the years in the two-year period ended December 31, 1997, included in the prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

   The audited financial statements of Allur-Detroit, Inc., as of December 31, 1997, and for the year then ended, included in the prospectus and registration statement have been audited by Mitchell & Titus, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

   The audited financial statements of the Richmond Operations of Sinclair Telecable, Inc. as of December 31, 1997 and 1998, and for each of the years in the two-year period ended December 31, 1998, included in the prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

   The audited financial statements of stations WKJS-FM and WARV-FM of FM 100, Inc. as of December 31, 1998, and for the year then ended, included in the prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

   The audited financial statements of Greater Media Company as of December 31,1998, and for the year then ended, included in the prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can be obtained from the Public Reference

Section of the SEC upon payment of certain fees prescribed by the SEC. The SEC's Web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov.

   We have filed a registration statement on Form S-1 with the SEC under the Securities Act of 1933, as amended in respect of the class A common stock offered pursuant to this prospectus. This prospectus, which is a part of the registration statement, omits certain information contained in the registration statement as permitted by the SEC's rules and regulations. For further information with respect to Radio One and the class A common stock offered hereby, please reference the registration statement, including its exhibits. Statements in this prospectus concerning the contents of any contract or other document filed with the SEC as an exhibit to the registration statement are summaries of the material provisions of those documents and we recommend that you also refer to those exhibits in evaluating Radio One. Copies of the registration statement, including all related exhibits and schedules, may be inspected without charge at the public reference facilities maintained by the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at the address set forth above.

                         INDEX TO FINANCIAL STATEMENTS

Radio One, Inc. and Subsidiaries

Report of Independent Public Accountants.................................   F-3
Consolidated Balance Sheets as of December 31, 1997 and 1998 and
 September 30, 1999 (unaudited)..........................................   F-4
Consolidated Statements of Operations for the years ended December 31,
 1996, 1997 and 1998 and the nine months ended September 30, 1998 and
 1999 (unaudited)........................................................   F-5
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for
 the years ended December 31, 1996, 1997 and 1998 and the nine months
 ended September 30, 1999 (unaudited)....................................   F-6
Consolidated Statements of Cash Flows for the years ended December 31,
 1996, 1997 and 1998 and the nine months ended September 30, 1998 and
 1999 (unaudited)........................................................   F-7
Notes to Consolidated Financial Statements...............................   F-8

Radio One of Atlanta, Inc.

Report of Independent Public Accountants.................................  F-18
Consolidated Balance Sheets as of December 31, 1997 and 1998 and March
 31, 1999 (unaudited)....................................................  F-19
Consolidated Statements of Operations for the years ended December 31,
 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999
 (unaudited).............................................................  F-20
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for
 the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1999 (unaudited)........................................  F-21
Consolidated Statements of Cash Flows for the years ended December 31,
 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999
 (unaudited).............................................................  F-22
Notes to Consolidated Financial Statements...............................  F-23

Bell Broadcasting Company

Report of Independent Public Accountants.................................  F-30
Balance Sheets as of December 31, 1997 and June 30, 1998 (unaudited).....  F-31
Statements of Operations for the years ended December 31, 1996 and 1997 and the six months ended June 30, 1997 and 1998 (unaudited).............  F-32
Statements of Changes in Stockholders' Equity for the years ended
 December 31, 1996, and 1997 and the six months ended June 30, 1998
 (unaudited).............................................................  F-33
Statements of Cash Flows for the years ended December 31, 1996 and 1997 and the six months ended June 30, 1997 and 1998 (unaudited).............  F-34
Notes to Financial Statements............................................  F-35

Allur-Detroit, Inc.

Report of Independent Public Accountants.................................  F-40
Balance Sheets as of December 31, 1997 and September 30, 1998
 (unaudited).............................................................  F-41
Statements of Operations for the year ended December 31, 1997 and the nine months ended September 30, 1997 and 1998 (unaudited)...............  F-42
Statements of Changes in Stockholders' Equity for the year ended December
 31, 1997 and the nine months ended September 30, 1998 (unaudited).......  F-43
Statements of Cash Flows for the year ended December 31, 1997 and the nine months ended September 30, 1997 and 1998 (unaudited)...............  F-44
Notes to Financial Statements............................................  F-45

Richmond Operations of Sinclair Telecable, Inc.

Report of Independent Public Accountants.................................  F-50
Combined Balance Sheets as of December 31, 1997 and 1998 and March 31,
 1999 (unaudited)........................................................  F-51
Combined Statements of Operations and Changes in Station Equity for the
 years ended December 31, 1997 and 1998 and the three months ended March
 31, 1998 and 1999 (unaudited)...........................................  F-52
Combined Statements of Cash Flows for the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999
 (unaudited).............................................................  F-53
Notes to Combined Financial Statements...................................  F-54

Stations WKJS-FM and WSOJ-FM of FM 100, Inc.

Report of Independent Public Accountants.................................  F-58
Combined Balance Sheet as of December 31, 1998 and June 30, 1999
 (unaudited).............................................................  F-59
Combined Statement of Operations and Changes in Station Equity (Deficit)
 for the year ended December 31, 1998 and the six months ended June 30,
 1998 and 1999 (unaudited)...............................................  F-60
Combined Statement of Cash Flows for the year ended December 31, 1998 and the six months ended June 30, 1998 and 1999 (unaudited).................  F-61
Notes to Financial Statements............................................  F-62


Greater Media Radio Company (WPLY-FM)

Report of Independent Public Accountants..................................  F-65
Balance Sheets as of December 31, 1998 and September 30, 1999
 (unaudited)..............................................................  F-66
Statements of Operations for the year ended December 31, 1998 and the nine months ended September 30, 1998 and 1999 (unaudited).....................  F-67
Statements of Changes in Stockholders' Equity for the year ended December
 31, 1998 and the nine months ended September 30, 1999 (unaudited)........  F-68
Statements of Cash Flows for the year ended December 31, 1998 and the nine months ended September 30, 1998 and 1999 (unaudited).....................  F-69
Notes to Financial Statements.............................................  F-70

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Radio One, Inc.:

   We have audited the accompanying consolidated balance sheets of Radio One, Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radio One, Inc. and subsidiaries as of December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Baltimore, Maryland,
May 6, 1999

                        RADIO ONE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
            As of December 31, 1997 and 1998 and September 30, 1999

                                                                     September
                                                                        30,
                                            1997          1998          1999
                                        ------------  ------------  ------------
                                                                    (unaudited)
                ASSETS
 CURRENT ASSETS:
   Cash and cash equivalents..........  $  8,500,000  $  4,455,000  $  4,428,000
   Trade accounts receivable, net of
    allowance for doubtful accounts of
    $904,000, $1,243,000 and
    $2,320,000, respectively..........     8,722,000    12,026,000    19,689,000
   Prepaid expenses and other.........       315,000       334,000       613,000
   Deferred taxes.....................           --        826,000       991,000
                                        ------------  ------------  ------------
     Total current assets.............    17,537,000    17,641,000    25,721,000
 PROPERTY AND EQUIPMENT, net..........     4,432,000     6,717,000    15,536,000
 INTANGIBLE ASSETS, net...............    54,942,000   127,639,000   212,363,000
 OTHER ASSETS.........................     2,314,000     1,859,000     4,206,000
                                        ------------  ------------  ------------
     Total assets.....................  $ 79,225,000  $153,856,000  $257,826,000
                                        ============  ============  ============
 LIABILITIES AND STOCKHOLDERS' EQUITY
               (DEFICIT)
 CURRENT LIABILITIES:
   Accounts payable...................  $    258,000  $  1,190,000  $  2,148,000
   Accrued expenses...................     3,029,000     3,708,000     7,470,000
   Income taxes payable...............           --        143,000       826,000
                                        ------------  ------------  ------------
     Total current liabilities........     3,287,000     5,041,000    10,444,000
 LONG-TERM DEBT AND DEFERRED INTEREST,
  net of current portion..............    74,954,000   131,739,000   107,585,000
 DEFERRED TAX LIABILITY...............           --     15,251,000    14,943,000
                                        ------------  ------------  ------------
     Total liabilities................    78,241,000   152,031,000   132,972,000
                                        ------------  ------------  ------------
 COMMITMENTS AND CONTINGENCIES
 SENIOR CUMULATIVE REDEEMABLE
  PREFERRED STOCK:
   Series A, $.01 par value, 140,000
    shares authorized,
    84,843 shares issued and
    outstanding.......................     9,310,000    10,816,000           --
   Series B, $.01 par value, 150,000
    shares authorized,
    124,467 shares issued and
    outstanding.......................    13,658,000    15,868,000           --
 STOCKHOLDERS' EQUITY (DEFICIT):
   Common stock--class A, $.001 par
    value, 30,000,000 shares
    authorized, 0, 0 and 12,034,000
    shares issued and outstanding,
    respectively......................           --            --         12,000
   Common stock--class B, $.001 par
    value, 30,000,000 shares
    authorized, 1,572,000, 1,572,000
    and 2,873,000 shares issued and
    outstanding, respectively.........         2,000         2,000         3,000
   Common stock--class C, $.001 par
    value, 30,000,000 shares
    authorized, 3,146,000, 3,146,000
    and 3,195,000 shares issued and
    outstanding, respectively.........         3,000         3,000         3,000
   Additional paid-in capital.........           --            --    152,933,000
   Accumulated deficit................   (21,989,000)  (24,864,000)  (28,097,000)
                                        ------------  ------------  ------------
     Total stockholders' equity
      (deficit).......................   (21,984,000)  (24,859,000)  124,854,000
                                        ------------  ------------  ------------
     Total liabilities and
      stockholders' equity (deficit)..  $ 79,225,000  $153,856,000  $257,826,000
                                        ============  ============  ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                        RADIO ONE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              For the Years Ended December 31, 1996, 1997 and 1998
           and for the Nine Months Ended September 30, 1998 and 1999

                                      December 31,                      September 30,
                         ----------------------------------------  ------------------------
                             1996          1997          1998         1998         1999
                         ------------  ------------  ------------  -----------  -----------
                                                                         (unaudited)
REVENUE:
  Broadcast revenue,
   including barter
   revenue of
   $1,122,000,
   $1,010,000 and
   $644,000,
   respectively......... $ 27,027,000  $ 36,955,000  $ 52,696,000  $38,057,000  $65,062,000
  Less: Agency
   commissions..........    3,325,000     4,588,000     6,587,000    4,753,000    8,087,000
                         ------------  ------------  ------------  -----------  -----------
    Net broadcast
     revenue............   23,702,000    32,367,000    46,109,000   33,304,000   56,975,000
                         ------------  ------------  ------------  -----------  -----------
OPERATING EXPENSES:
  Program and
   technical............    4,157,000     5,934,000     8,015,000    5,827,000    9,741,000
  Selling, general and
   administrative.......    9,770,000    12,914,000    16,486,000   11,723,000   21,470,000
  Corporate expenses....    1,793,000     2,155,000     2,800,000    2,051,000    3,076,000
  Stock based
   compensation.........          --            --            --           --       225,000
  Depreciation and
   amortization.........    4,262,000     5,828,000     8,445,000    6,042,000   12,209,000
                         ------------  ------------  ------------  -----------  -----------
    Total operating
     expenses...........   19,982,000    26,831,000    35,746,000   25,643,000   46,721,000
                         ------------  ------------  ------------  -----------  -----------
    Operating income....    3,720,000     5,536,000    10,363,000    7,661,000   10,254,000
INTEREST EXPENSE,
 including amortization
 of deferred financing
 costs..................    7,252,000     8,910,000    11,455,000    7,996,000   11,479,000
OTHER (EXPENSE) INCOME,
 net....................      (77,000)      415,000       358,000      267,000      199,000
                         ------------  ------------  ------------  -----------  -----------
  Loss before benefit
   from income
   taxes and
   extraordinary item...   (3,609,000)   (2,959,000)     (734,000)     (68,000)  (1,026,000)
PROVISION (BENEFIT) FOR
 INCOME TAXES...........          --            --     (1,575,000)         --       731,000
                         ------------  ------------  ------------  -----------  -----------
  (Loss) income before
   extraordinary item...   (3,609,000)   (2,959,000)      841,000      (68,000)  (1,757,000)
EXTRAORDINARY ITEM:
  Loss on early
   retirement of debt...          --      1,985,000           --           --           --
                         ------------  ------------  ------------  -----------  -----------
    Net (loss) income... $ (3,609,000) $ (4,944,000) $    841,000  $   (68,000) $(1,757,000)
                         ============  ============  ============  ===========  ===========
NET LOSS APPLICABLE TO
 COMMON STOCKHOLDERS.... $ (3,609,000) $ (6,981,000) $ (2,875,000) $(2,794,000) $(3,233,000)
                         ============  ============  ============  ===========  ===========
BASIC AND DILUTED
 EARNINGS PER COMMON
 SHARE:
  Loss before
   extraordinary item... $       (.38) $       (.53) $       (.31) $      (.30) $     (0.22)
                         ============  ============  ============  ===========  ===========
  Net loss.............. $       (.38) $       (.74) $       (.31) $      (.30) $     (0.22)
                         ============  ============  ============  ===========  ===========
WEIGHTED AVERAGE SHARES
 OUTSTANDING:
  Basic and diluted.....    9,392,000     9,392,000     9,392,000    9,392,000   14,547,000
                         ============  ============  ============  ===========  ===========

 The accompanying notes are an integral part of these consolidated statements.

                        RADIO ONE, INC. AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
              For the Years Ended December 31, 1996, 1997 and 1998
                  and the Nine Months Ended September 30, 1999

                                                                                  Total
                          Common  Common  Common   Additional                 Stockholders'
                           Stock   Stock   Stock    Paid-In     Accumulated      Equity
                          Class A Class B Class C   Capital       Deficit       (Deficit)
                          ------- ------- ------- ------------  ------------  -------------
BALANCE, as of December
 31, 1995...............  $   --  $2,000  $3,000  $  1,158,000  $(12,557,000) $(11,394,000)
  Net loss..............      --     --      --            --     (3,609,000)   (3,609,000)
                          ------- ------  ------  ------------  ------------  ------------
BALANCE, as of December
 31, 1996...............      --   2,000   3,000     1,158,000   (16,166,000)  (15,003,000)
  Net loss..............      --     --      --            --     (4,944,000)   (4,944,000)
  Effect of conversion
   to C corporation.....      --     --      --     (1,158,000)    1,158,000           --
  Preferred stock
   dividends............      --     --      --            --     (2,037,000)   (2,037,000)
                          ------- ------  ------  ------------  ------------  ------------
BALANCE, as of December
 31, 1997...............      --   2,000   3,000           --    (21,989,000)  (21,984,000)
  Net income............      --     --      --            --        841,000       841,000
  Preferred stock
   dividends............      --     --      --            --     (3,716,000)   (3,716,000)
                          ------- ------  ------  ------------  ------------  ------------
BALANCE, as of December
 31, 1998...............      --   2,000   3,000           --    (24,864,000)  (24,859,000)
  Net loss..............      --     --      --            --     (1,757,000)   (1,757,000)
  Preferred stock
   dividends earned.....      --     --      --            --     (1,476,000)   (1,476,000)
  Issuance of stock for
   acquisition..........    2,000  1,000     --     34,191,000           --     34,194,000
  Stock issued to an
   employee.............      --     --      --        225,000           --        225,000
  Conversion of
   warrants.............    5,000    --      --         (5,000)          --            --
  Issuance of common
   stock................    5,000    --      --    118,522,000           --    118,527,000
                          ------- ------  ------  ------------  ------------  ------------
BALANCE, as of September
 30, 1999 (unaudited)...  $12,000 $3,000  $3,000  $152,933,000  $(28,097,000) $124,854,000
                          ======= ======  ======  ============  ============  ============


 The accompanying notes are an integral part of these consolidated statements.

                        RADIO ONE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1996, 1997 and 1998
           and for the Nine Months Ended September 30, 1998 and 1999

                                     December 31,                      September 30,
                         ---------------------------------------  ------------------------
                            1996          1997          1998         1998         1999
                         -----------  ------------  ------------  -----------  -----------
                                                                        (unaudited)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net (loss) income.....  $(3,609,000) $ (4,944,000) $    841,000  $   (68,000) $(1,757,000)
 Adjustments to
  reconcile net (loss)
  income to net cash
  from operating
  activities:
 Depreciation and
  amortization.........    4,262,000     5,828,000     8,445,000    6,042,000   12,209,000
 Amortization of debt
  financing costs,
  unamortized
  discount and deferred
  interest.............    3,005,000     3,270,000     4,110,000    2,733,000    3,368,000
 Loss on disposals.....      153,000           --            --           --           --
 Loss on extinguishment
  of debt..............          --      1,985,000           --           --           --
 Deferred income taxes
  and reduction in
  valuation
  reserve on deferred
  taxes................          --            --     (2,038,000)         --           --
 Noncash compensation
  to officer...........          --            --            --           --       225,000
 Effect of change in
  operating assets and
  liabilities--
  Trade accounts
   receivable..........     (656,000)   (2,302,000)   (1,933,000)  (2,276,000)  (5,275,000)
  Prepaid expenses and
   other...............      114,000      (198,000)       (4,000)      12,000     (171,000)
  Other assets.........      (71,000)     (147,000)   (1,391,000)    (461,000)    (118,000)
  Accounts payable.....     (818,000)     (131,000)      830,000      311,000      854,000
  Accrued expenses.....      234,000     1,576,000       296,000    2,758,000    3,333,000
  Income tax payable...          --            --        143,000                       --
                         -----------  ------------  ------------  -----------  -----------
   Net cash flows from
    operating
    activities.........    2,614,000     4,937,000     9,299,000    9,051,000   12,668,000
                         -----------  ------------  ------------  -----------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Purchase of property
  and equipment........     (252,000)   (2,035,000)   (2,236,000)  (1,357,000)  (2,580,000)
 Proceeds from disposal
  of property and
  equipment............          --            --        150,000          --           --
 Purchase of
  Investments..........          --            --            --           --    (1,125,000)
 Deposits and payments
  for station
  purchases............   (1,000,000)  (21,164,000)  (59,085,000) (32,529,000) (55,325,000)
                         -----------  ------------  ------------  -----------  -----------
   Net cash flows from
    investing
    activities.........   (1,252,000)  (23,199,000)  (61,171,000) (33,886,000) (59,030,000)
                         -----------  ------------  ------------  -----------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Repayment of debt.....   (2,408,000)  (45,599,000)     (485,000)    (459,000) (69,483,000)
 Proceeds from new
  debt.................       51,000    72,750,000    49,350,000   25,350,000   26,000,000
 Deferred debt
  financing costs......          --     (2,148,000)   (1,038,000)    (693,000)    (549,000)
 Repayment of Senior
  Cumulative Redeemable
  Preferred Stock......          --            --            --           --   (28,160,000)
 Proceeds from issuance
  of common stock, net
  of issuance costs....          --            --            --           --   118,527,000
 Financed equipment
  purchases............          --         51,000           --           --           --
                         -----------  ------------  ------------  -----------  -----------
   Net cash flows from
    financing
    activities.........   (2,357,000)   25,054,000    47,827,000   24,198,000   46,335,000
                         -----------  ------------  ------------  -----------  -----------
(DECREASE) INCREASE IN
 CASH AND CASH
 EQUIVALENTS...........     (995,000)    6,792,000    (4,045,000)    (637,000)     (27,000)
CASH AND CASH
 EQUIVALENTS, beginning
 of year...............    2,703,000     1,708,000     8,500,000    8,500,000    4,455,000
                         -----------  ------------  ------------  -----------  -----------
CASH AND CASH
 EQUIVALENTS, end of
 year..................  $ 1,708,000  $  8,500,000  $  4,455,000  $ 7,863,000  $ 4,428,000
                         ===========  ============  ============  ===========  ===========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
 Cash paid for--
 Interest..............  $ 4,815,000  $  4,413,000  $  7,192,000  $ 3,495,000  $ 6,340,000
                         ===========  ============  ============  ===========  ===========
 Income taxes..........  $    50,000  $        --   $    338,000  $       --   $   374,000
                         ===========  ============  ============  ===========  ===========

 The accompanying notes are an integral part of these consolidated statements.

                        RADIO ONE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Organization and Business

   Radio One, Inc. (a Delaware corporation referred to as Radio One) and its subsidiaries, Radio One Licenses, Inc. and WYCB Acquisition Corporation (Delaware corporations), Broadcast Holdings, Inc. (a Washington, D.C. corporation), Bell Broadcasting Company (a Michigan corporation), Radio One of Detroit, Inc., Allur-Detroit, Inc. and Allur Licenses, Inc. (Delaware corporations) (collectively referred to as the Company) were organized to acquire, operate and maintain radio broadcasting stations. The Company owns and operates radio stations in Washington, D.C.; Baltimore, Maryland; Philadelphia, Pennsylvania; Detroit, Michigan; and Kingsley, Michigan markets. The Company is highly leveraged, which requires substantial semi-annual and other periodic interest payments and may impair the Company's ability to obtain additional working capital financing. The Company's operating results are significantly affected by its share of the audience in markets where it has stations.

   Radio One intends to offer Common A shares to the public in an initial public offering (IPO). The proceeds of the IPO will be used to repay certain outstanding debt, to finance pending and future acquisitions, to redeem all of the Senior Cumulative Redeemable Preferred Stock and for other general corporate purposes.

 Basis of Presentation

   The accompanying consolidated financial statements include the accounts of Radio One, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Interim Financial Statements (unaudited)

   The interim consolidated financial statements included herein for Radio One, Inc. and subsidiaries have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In management's opinion, the interim financial data presented herein include all adjustments (which include only normal recurring adjustments) necessary for a fair presentation. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Results for interim periods are not necessarily indicative of results to be expected for the full year.

   Subsequent to year end, the Company completed the acquisition of Radio One of Atlanta, Inc. for approximately 3.3 million shares of its stock and the assumption of approximately $16.0 million in debt (see Note 6). The Company also consummated certain of the acquisitions addressed in Note 8 and acquired the assets of a station in Boston for approximately $10 million.

   During May 1999, the Company sold approximately 5,430,000 shares of Class A common stock in an initial public offering at $24 per share. The net proceeds from this offering of approximately $119,000,000 was used to fund acquisitions and retire certain debt. During November 1999, the Company completed a public offering of 5,170,000 shares at $59.25 per share. The net proceeds from this offering of approximately $293,500,000 was used to retire debt and provide funds for additional acquisitions.

   In October 1999, the Company completed the acquisition of the assets of a station located in the Boston, Massachusetts metropolitan area for approximately $10 million. In December 1999, the Company entered into an agreement to purchase certain assets of Greater Media Company (WPLY-FM) for approximately $80 million.

                        RADIO ONE, INC. AND SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


 Acquisitions

   On December 28, 1998, Radio One purchased all of the outstanding stock of Allur-Detroit, Inc. (Allur), which owned one radio station in Detroit, Michigan, for approximately $26.5 million. Radio One financed this acquisition through a combination of cash and $24.0 million borrowed under the Company's line of credit. The acquisition of Allur resulted in the recording of approximately $31.7 million of intangible assets (including the recording of a deferred tax liability for the difference in book and tax basis in the assets acquired from the Allur purchase price being in excess of the net book value of Allur).

   On June 30, 1998, Radio One purchased all of the outstanding stock of Bell Broadcasting Company (Bell), which owned three radio stations in Michigan, for approximately $34.2 million. Radio One financed this acquisition through a combination of cash and approximately $25.4 million borrowed under the Company's line of credit. The acquisition of Bell resulted in the recording of approximately $42.5 million of intangible assets (including the recording of a deferred tax liability for the difference in book and tax basis in the assets acquired from the Bell purchase price being in excess of the net book value of
Bell).

   On March 16, 1998, WYCB Acquisition Corporation, an unrestricted subsidiary of Radio One, acquired all the stock of Broadcast Holdings, Inc. for $3,750,000. The acquisition was financed with a promissory note for $3,750,000 at 13%, due 2001, which pays quarterly cash interest payments at an annual rate of 10% through 2001, with the remaining interest being added to the principal.

   On February 8, 1997, under a local marketing agreement with the former owners of WDRE-FM licensed to Jenkintown, Pennsylvania, Radio One began to provide programming to and selling advertising for WDRE-FM. On May 19, 1997, Radio One acquired the broadcast assets of WDRE-FM for approximately $16,000,000. In connection with the purchase, Radio One entered into a three-year noncompete agreement totaling $4,000,000 with the former owners. Radio One financed this purchase with a portion of the proceeds from the issuance of approximately $85,500,000 of 12% Senior Subordinated Notes due 2004. Following this acquisition, Radio One converted the call letters of the radio station from WDRE-FM to WPHI-FM.

   The unaudited pro forma summary consolidated results of operations for the years ended December 31, 1996, 1997 and 1998, assuming the acquisitions of WPHI-FM, WYCB-AM, Bell Broadcasting and Allur-Detroit had occurred in the beginning of the fiscal years, are as follows:

                                           1996         1997         1998
                                        -----------  -----------  -----------
     Net broadcast revenue............. $33,021,000  $39,475,000  $50,988,000
     Operating expenses, excluding
      depreciation and amortization....  23,650,000   27,077,000   31,435,000
     Depreciation and amortization.....  12,742,000   12,165,000   12,115,000
     Interest expense..................  14,301,000   14,295,000   15,114,000
     Other (expense) income, net.......      16,000      666,000      322,000
     (Benefit) provision for income
      taxes............................  (7,979,000)  (6,360,000)  (4,064,000)
     Extraordinary loss................         --     1,985,000          --
                                        -----------  -----------  -----------
       Net loss........................ $(9,677,000) $(9,021,000) $(3,290,000)
                                        ===========  ===========  ===========

   On November 23, 1998, Radio One signed an agreement to purchase the assets of a radio station located in the St. Louis area, for approximately $13.6 million. Radio One made a deposit of approximately $700,000 towards the purchase price. This deposit is included in other assets in the accompanying consolidated balance sheet as of December 31, 1998.

                        RADIO ONE, INC. AND SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


 Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and money market accounts at various commercial banks. All cash equivalents have original maturities of 90 days or less. For cash and cash equivalents, cost approximates market value.

 Property and Equipment

   Property and equipment are recorded at cost and are being depreciated on a straight-line basis over various periods. The components of the Company's property and equipment as of December 31, 1997 and 1998, are as follows:

                                                                    Period of
                                              1997       1998     Depreciation
                                           ---------- ----------- -------------
   PROPERTY AND EQUIPMENT:
     Land................................. $  117,000 $   590,000      --
     Building and improvements............    148,000     248,000   31 years
     Transmitter towers...................  2,146,000   2,282,000 7 or 15 years
     Equipment............................  3,651,000   5,609,000 5 to 7 years
     Leasehold improvements...............  1,757,000   2,577,000 Life of Lease
                                           ---------- -----------
                                            7,819,000  11,306,000
     Less: Accumulated depreciation.......  3,387,000   4,589,000
                                           ---------- -----------
       Property and equipment, net........ $4,432,000 $ 6,717,000
                                           ========== ===========

   Depreciation expenses for the fiscal years ended December 31, 1996, 1997 and 1998, were $706,000, $746,000 and $1,202,000, respectively.

 Revenue Recognition

   In accordance with industry practice, revenue for broadcast advertising is recognized when the commercial is broadcast.

 Barter Arrangements

   The Company broadcasts certain customers' advertising in exchange for equipment, merchandise and services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred barter costs and the corresponding obligation to broadcast advertising is recorded as deferred barter revenue. The deferred barter costs are expensed or capitalized as they are used, consumed or received. Deferred barter revenue is recognized as the related advertising is aired.

 Financial Instruments

   Financial instruments as of December 31, 1997 and 1998, consist of cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses, long-term debt and preferred stock, all of which the carrying amounts approximate fair value except for the Senior Subordinated Notes as of December 31, 1998, which have a fair value of approximately $84.5 million, as compared to a carrying value of $78.5 million. The Company has estimated the fair value of the debt, based on its estimate of what rate it could have issued that debt as of December 31, 1998.

 Comprehensive Income

   The Company has adopted SFAS, No. 130, "Reporting Comprehensive Income" and has determined that the Company does not have any comprehensive income adjustments for the periods presented.

                        RADIO ONE, INC. AND SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


 Segment Reporting

   The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" as of December 31, 1998, and has determined that the Company has only one segment, radio broadcasting. The Company came to this conclusion because the Company has one product or service, has the same type of customer and operating strategy in each market, operates in one regulatory environment, has only one management group that manages the entire Company and provides information on the Company's results as one segment to the key decision-maker to make decisions. All of the Company's revenue is derived from the eastern half of the United States.

 Earnings Available for Common Stockholders

   The Company has certain senior cumulative redeemable preferred stock outstanding which pays dividends at 15% per annum (see Note 3). The Company accretes dividends on this preferred stock, which is payable when the preferred stock is redeemed. The earnings available for common stockholders for the years ended December 31, 1997 and 1998, is the net loss or income for each of the years, less the accreted dividend of $2,037,000 and $3,716,000 during 1997 and 1998, respectively on the preferred stock.

 Earnings Per Share

   Earnings per share are based on the weighted average number of common and diluted common equivalent shares for stock options and warrants outstanding during the period the calculation is made, divided into the earnings available for common stockholders. Diluted common equivalent shares consist of shares issuable upon the exercise of stock options and warrants, using the treasury stock method at the estimated IPO price. All warrants outstanding to acquire common stock as of December 31, 1996, 1997 and 1998, will be exercised concurrent with the closing of the IPO and have been reflected in the calculation of earnings per share as if the stock granted from the exercise was outstanding for all periods presented. The Company also issued stock to an employee subsequent to year-end at a price below market value. The stock issued has been reflected in the earnings per share calculation as if it was outstanding for all periods presented (see Note 8). The weighted average shares outstanding is calculated as follows:

                                                         December 31,
                                                 -----------------------------
                                                   1996      1997      1998
                                                 --------- --------- ---------
   Common stock outstanding..................... 4,716,000 4,716,000 4,716,000
   Common stock issued from exercise of
    warrants.................................... 4,625,000 4,625,000 4,625,000
   Stock issued subsequent to year end..........    51,000    51,000    51,000
                                                 --------- --------- ---------
   Weighted average shares outstanding for both
    basic and diluted earnings per share........ 9,392,000 9,392,000 9,392,000
                                                 ========= ========= =========

   The Company effected a 34,061 for one stock split, effective May 1999, in conjunction with the planned IPO. All share data included in the accompanying consolidated financial statements and notes thereto are as if the stock split had occurred prior to the periods presented.

   Also, effective February 25, 1999, the Company converted certain class A common stock held by the principal stockholders to class B common stock which will have ten votes per share, as compared to class A common stock which has one vote per share, and certain of their class A common stock to class C common stock. Class C common stock will have no voting rights except as required by Delaware law. All share data included in the accompanying consolidated financial statements and notes thereto are as if the stock conversion had occurred prior to the periods presented.

                        RADIO ONE, INC. AND SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


2. INTANGIBLE ASSETS:

   Intangible assets are being amortized on a straight-line basis over various periods. The intangible asset balances and periods of amortization as of December 31, 1997 and 1998, are as follows:

                                                                   Period of
                                            1997         1998     Amortization
                                         ----------- ------------ ------------
   FCC broadcast license................ $56,179,000 $103,792,000  7-15 Years
   Goodwill.............................   7,609,000   39,272,000   15 Years
   Debt financing.......................   2,147,000    3,186,000 Life of Debt
   Favorable transmitter site and other
    intangibles.........................   1,922,000    1,924,000  6-17 Years
   Noncompete agreement.................   4,900,000    4,000,000   3 Years
                                         ----------- ------------
     Total..............................  72,757,000  152,174,000
     Less: Accumulated amortization.....  17,815,000   24,535,000
                                         ----------- ------------
     Net intangible assets.............. $54,942,000 $127,639,000
                                         =========== ============

   Amortization expense for the fiscal years ended December 31, 1996, 1997 and 1998, was $3,556,000, $5,082,000 and $7,243,000, respectively. The amortization of the deferred financing cost was charged to interest expense.

3. DEBT AND SENIOR CUMULATIVE REDEEMABLE PREFERRED STOCK:

   As of December 31, 1997 and 1998, the Company's outstanding debt is as follows:

                                                          1997         1998
                                                       ----------- ------------
   Senior subordinated notes (net of $10,640,000 and
    $7,020,000 unamortized discounts, respectively)... $74,838,000 $ 78,458,000
   Line of credit.....................................         --    49,350,000
   WYCB note payable and deferred interest............         --     3,841,000
   Other notes payable................................      35,000       23,000
   Capital lease obligations..........................      81,000       67,000
                                                       ----------- ------------
     Total, noncurrent................................ $74,954,000 $131,739,000
                                                       =========== ============

 Senior Subordinated Notes

   To finance the WPHI-FM acquisition (as discussed in Note 1) and to refinance certain other debt, Radio One issued approximately $85,500,000 of 12% Senior Subordinated notes due 2004. The notes were sold at a discount, with the net proceeds to Radio One of approximately $72,750,000. The notes pay cash interest at 7% per annum through May 15, 2000, and at 12% thereafter. In connection with this debt offering, Radio One retired approximately $45,600,000 of debt outstanding under a NationsBank credit agreement with the proceeds from the offering. Radio One also exchanged approximately $20,900,000 of 15% Senior Cumulative Redeemable Preferred Stock which must be redeemed by May 2005, for an equal amount of Radio One's then outstanding subordinated notes and accrued interest.

   The 12% notes due 2004 are redeemable at any time and from time to time at the option of the Company, in whole or in part, on or after May 15, 2001 at the redemption prices set forth in the 12% notes due 2004, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to May 15, 2000, the Company may redeem, at its option, up to 25% of the aggregate original principal amount of the 12% notes due 2004 with the net proceeds of one or more Public Equity Offerings at 112% of the Accreted Value thereof, together with accrued and unpaid interest, if any, to the date of redemption, as long as at least approximately $64.1 million of the aggregate principal amount of the 12% notes due 2004 remains outstanding after each

                        RADIO ONE, INC. AND SUBSIDIARIES

                        December 31, 1996, 1997 and 1998

such redemption. Upon a Change of Control (as defined in the indenture), the Company must commence an offer to repurchase the 12% notes due 2004 at 101% of the Accreted Value thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

   Our bank credit facility and the agreements governing our other outstanding debt contain covenants that restrict, among other things, our ability to incur additional debt, pay cash dividends, purchase our capital stock, make capital expenditures, make investments or other restricted payments, swap or sell assets, engage in transactions with related parties, secure non-senior debt with our assets, or merge, consolidate or sell all or substantially all of our assets.

 Lines of Credit

   To finance the Bell Broadcasting and Allur-Detroit Acquisitions during 1998, Radio One borrowed $49,350,000 from Credit Suisse First Boston, New York Branch, and other financial institutions which is to mature on December 31, 2003. This credit agreement bears interest at the Eurodollar rate plus an applicable margin. The average interest rate for the year ended December 31, 1998, was 7.58%. This credit agreement is secured by the property of the Company (other than Unrestricted Subsidiaries), and interest and proceeds of real estate and Key Man life insurance policies. During 1998, the month-end weighted average and the highest month-end balances were $28,779,000 and $49,350,000, respectively. Subsequent to December 31, 1998, the Company increased its availability under the line of credit.

   As of December 31, 1997, Radio One had a $7,500,000 outstanding line of credit with NationBank. The interest rate was a base rate plus 1.375%. Radio One's collateral for this line of credit consisted of liens and security interest in all common and voting securities convertible or exchangeable into common stock of the Company and substantially all of its assets (other than WYCB Acquisition). This line of credit was not drawn on as of December 31, 1997. NationsBank was a participating financial institution in the line of credit above, and this line of credit agreement was terminated when the Company entered into the line of credit agreement with Credit Suisse First Boston and one other financial institution, as discussed above.

   During 1995, through a revolving credit agreement (the NationsBank Credit Agreement) with NationsBank of Texas, N.A. and the other lenders who were parties, Radio One borrowed $53,000,000 which was to mature on March 31, 2002. The NationsBank Credit Agreement was refinanced on May 19, 1997, as part of the Senior Subordinated Notes financing discussed above. The NationsBank Credit Agreement bore interest at the LIBOR 30-day rate, plus an applicable margin. The average interest rate for the years ending December 31, 1996 and 1997, was 8.25% and 9.28%, respectively. The credit agreement was secured by all property of the Company (other than unrestricted subsidiaries) and interest and proceeds of real estate and Key Man life insurance policies.

 Senior Cumulative Redeemable Preferred Stock

   On May 19, 1997, concurrent with the debt issuance, all of the holders of Radio One Subordinated Promissory Notes converted all of their existing subordinated notes consisting of approximately $17,000,000, together with any and all accrued interest thereon of approximately $3,900,000 and outstanding warrants, for shares of Senior Cumulative Redeemable Preferred Stock, which must be redeemed in May 2005, and stock warrants to purchase 147.04 shares of common stock. The Senior Cumulative Redeemable Preferred Stock can be redeemed at 100% of its liquidation value, which is the principal and accreted dividends. The dividends on each share accrues on a daily basis at a rate of 15% per annum. Preferred stock dividends of approximately $2,037,000 and $3,716,000 were accrued during the years ended December 31, 1997 and 1998, respectively. If Radio One does not redeem all of the issued and outstanding preferred shares on the mandatory redemption date or upon the occurrence of an event of noncompliance, the holders may elect to have the Dividend Rate increase to 18% per annum. In the event Radio One does not meet any required performance target relating exclusively to the operation of WPHI-FM, the Dividend Rate for each preferred share shall be increased to 17% per annum.

                        RADIO ONE, INC. AND SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


 Other Notes Payable

   During 1996, Radio One entered into two notes totaling $51,000 with NationsBank to purchase vehicles. These notes bear interest at 8.74% and 8.49%, require monthly principal and interest payments of $789 and $471 and mature on April 30, 2000, and December 2, 2000.

 Refinancing of Debt

   During 1997, Radio One retired $45,600,000 of outstanding debt. Associated with the retirement of the debt, Radio One incurred certain early prepayment penalties and legal fees, and had to write-off certain deferred financing costs associated with the debt retired. These costs amounted to $1,985,000 and were recorded as an extraordinary item in the accompanying statements of operations.

4. COMMITMENTS AND CONTINGENCIES:

 Leases

   Radio One has various operating leases for office space, studio space, broadcast towers and transmitter facilities which expire on various dates between May 1999 through October 15, 2003. One of these leases is for office and studio space in Baltimore, Maryland, and is with a partnership in which two of the partners are stockholders of the Company (see Note 6).

   The following is a schedule of the future minimum rental payments required under the operating leases that have an initial or remaining noncancelable lease term in excess of one year as of December 31, 1998.

           Year
           ----
        1999........................................................ $1,007,000
        2000........................................................  1,055,000
        2001........................................................  1,075,000
        2002........................................................    838,000
        2003........................................................    830,000
        Thereafter..................................................  4,578,000

   Total rent expense for the years ended December 31, 1996, 1997 and 1998, was $777,000, $809,000 and $888,000, respectively.

 FCC Broadcast Licenses

   Each of the Company's radio stations operates pursuant to one or more licenses issued by the Federal Communications Commission (FCC) that have a maximum term of eight years prior to renewal. The Company's radio operating licenses expire at various times from October 1, 2003, to August 1, 2006. Although the Company may apply to renew its FCC licenses, third parties may challenge the Company's renewal applications. The Company is not aware of any facts or circumstances that would prevent the Company from having its current licenses renewed.

 Litigation

   The Company has been named as a defendant in several legal actions occurring in the ordinary course of business. It is management's opinion, after consultation with its legal counsel, the outcome of these claims will not have a material adverse effect on the Company's financial position or results of operations.

                        RADIO ONE, INC. AND SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


5. INCOME TAXES:

   Effective January 1, 1996, Radio One elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. As an S Corporation, the stockholders separately account for their pro-rata share of Radio One's income, deductions, losses and credits. Effective May 19, 1997, the Company's S Corporation status was terminated.

   In connection with the conversion to a C corporation, in accordance with SEC Staff Accounting Bulletin 4.B, Radio One transferred the amount of the undistributed losses up to the amount of additional paid-in capital at the date of conversion to additional paid-in capital.

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). Under SFAS 109, deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Deferred taxes are based on tax laws as currently enacted.

   During 1998, the Company acquired the stock of three companies. Associated with these stock purchases, the Company allocated the purchase price to the related assets acquired, with the excess purchase price allocated to goodwill. In a stock purchase, for income tax purposes, the underlying assets of the acquired companies retain their historical tax basis. Accordingly, the Company recorded a deferred tax liability of approximately $16,863,000 related to the difference between the book and tax basis for all of the assets acquired (excluding goodwill). The result of recording this deferred tax liability is reflected as additional goodwill of $16,863,000 related to these acquisitions.

   A reconciliation of the statutory federal income taxes to the recorded income tax provision for the years ended December 31, 1996, 1997 and 1998, is as follows:

                                           1996         1997         1998
                                        -----------  -----------  -----------
   Statutory tax (@ 35% rate).......... $(1,263,000) $(1,730,000) $  (257,000)
   Effect of state taxes, net of
    federal............................    (217,000)    (245,000)     (29,000)
   Establishment of S corporation loss
    to its stockholders................   1,480,000      984,000          --
   Effect of net deferred tax asset in
    conversion to
    C corporation......................         --    (1,067,000)         --
   Nondeductible goodwill..............         --           --       769,000
   Valuation reserve...................         --     2,058,000   (2,058,000)
                                        -----------  -----------  -----------
     Benefit for income taxes.......... $       --   $       --   $(1,575,000)
                                        ===========  ===========  ===========

   The components of the provision for income taxes for the years ended December 31, 1997 and 1998, are as follows:

                                                        1997         1998
                                                     -----------  -----------
   Current.......................................... $       --   $   463,000
   Deferred.........................................    (991,000)      20,000
   Establishment of net deferred tax asset in
    conversion to C corporation.....................  (1,067,000)         --
   Valuation reserve................................   2,058,000   (2,058,000)
                                                     -----------  -----------
     Benefit for income taxes....................... $       --   $(1,575,000)
                                                     ===========  ===========

                        RADIO ONE, INC. AND SUBSIDIARIES

                        December 31, 1996, 1997 and 1998

   Deferred income taxes reflect the net tax effect of temporary differences between the financial statement and tax basis of assets and liabilities. The significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1998, are as follows:

                                                         1997          1998
                                                      -----------  ------------
   Deferred tax assets--
     FCC and other intangibles amortization.......... $   246,000  $  1,152,000
     Reserve for bad debts...........................     353,000       473,000
     NOL carryforward................................   1,746,000       400,000
     Accruals........................................         --        268,000
     Barter activity.................................         --         85,000
     Interest expense................................         --        479,000
     Other...........................................       2,000        20,000
                                                      -----------  ------------
       Total deferred tax assets.....................   2,347,000     2,877,000
                                                      -----------  ------------
   Deferred tax liabilities--
     FCC license.....................................         --    (16,525,000)
     Depreciation....................................    (279,000)     (539,000)
     Other...........................................     (10,000)     (238,000)
                                                      -----------  ------------
       Total deferred tax liabilities................    (289,000)  (17,302,000)
                                                      -----------  ------------
   Net deferred tax asset (liability)................   2,058,000   (14,425,000)
   Less: Valuation reserve...........................  (2,058,000)          --
                                                      -----------  ------------
   Net deferred taxes included in the accompanying
    consolidated balance sheets...................... $       --   $(14,425,000)
                                                      ===========  ============

   A 100% valuation reserve was applied against the net deferred tax asset as of December 31, 1997, as its realization was not more likely than not to be realized. During the year ended December 31, 1998, this valuation allowance was reversed as the deferred tax assets were likely to be realized.

   During 1998, the Company utilized its entire NOL carryforward, but acquired an approximate $1,200,000 net operating loss from the purchase of Allur-Detroit, Inc. This net operating loss acquired can only be utilized as Allur-Detroit, Inc. has taxable income.

6. RELATED PARTY TRANSACTIONS:

   Radio One leases office space for $8,000 per month from a partnership in which two of the partners are stockholders of Radio One (Note 4). Total rent paid to the stockholders for fiscal years 1996, 1997 and 1998, was $96,000, $96,000 and $96,000, respectively. Radio One also has a net receivable as of December 31, 1997 and 1998, of approximately $68,000 and $4,000, respectively, due from Radio One of Atlanta, Inc. (ROA), of which an executive officer and stockholder of Radio One is a major stockholder of ROA. Effective January 1, 1998 Radio One charged ROA a management fee of $300,000 per year, and prior to January 1, 1998, the fee was $100,000 per year.

   The stockholders of Radio One of Atlanta, Inc. have agreed in principle to sell their shares of Radio One of Atlanta, Inc. to the Company in exchange for shares of the Company's Common Stock.

   As of December 31, 1998, the Company has a loan outstanding of $380,000, and accrued interest of $7,000 from an officer. The loan is due May 2003 and bears interest at 5.6%.

                        RADIO ONE, INC. AND SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


7. PROFIT SHARING:

   Radio One has a 401(k) profit sharing plan for its employees. Radio One can contribute to the plan at the discretion of its board of directors. Radio One made no contribution to the plan during fiscal year 1996, 1997 or 1998.

8. SUBSEQUENT EVENTS:

   In January 1999, the Company granted shares of common stock of the Company to an officer of the Company. These shares will vest over three years. The Company recognized compensation expense of approximately $200,000 during 1999, which is the difference between the fair value of the stock on the grant date and the exercise price of stock.

   On February 26, 1999, Radio One signed an asset purchase agreement for the broadcasting assets of two radio stations located in Richmond, Virginia, for approximately $12,000,000. The Company expects to complete this transaction during the second quarter of 1999.

   On February 10, 1999, Radio One signed an agreement to purchase the assets of a radio station located in the Richmond, Virginia, area for approximately $4,600,000. Radio One made a deposit of $200,000 related to this purchase.

   In February 1999, Radio One signed a letter of intent to purchase the broadcasting assets of two radio stations located in Cleveland, Ohio, for approximately $20,000,000. The Company expects to complete this transaction during the first half of 1999.

   In March 1999, Radio One signed a letter of intent to purchase the broadcasting assets of four radio stations located in Richmond, Virginia for approximately $34,000,000. The Company expects to complete this transaction during 2000.

   In March 1999, the Company adopted a stock option and grant plan which provides for the issuance of qualified and nonqualified stock options and grants to full-time key employees. The Plan allows the issuance of common stock at the discretion of the Company's board of directors. There are no options currently outstanding under this plan. In May 1999, the Company granted 207,208 options to certain employees at $24 per share.

   During 1999, the Company made a $1,000,000 investment in PNE Media Holdings, LLC, a privately-held outdoor advertising company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
 Radio One of Atlanta, Inc.:

   We have audited the accompanying consolidated balance sheets of Radio One of Atlanta, Inc. (a Delaware corporation) and subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radio One of Atlanta, Inc. and subsidiary as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Baltimore, Maryland,
February 19, 1999

                   RADIO ONE OF ATLANTA, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
              As of December 31, 1997 and 1998, and March 31, 1999

                                              December 31,
                                         ------------------------   March 31,
                                            1997         1998         1999
                                         -----------  -----------  -----------
                                                                   (unaudited)
                 ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............. $ 1,117,000  $ 1,711,000  $ 2,133,000
  Trade accounts receivable, net of
   allowance for doubtful accounts of
   $112,000 and $312,000 as of December
   31, 1997 and 1998, respectively......   1,259,000    2,479,000    1,694,000
  Prepaid expenses and other............      59,000       82,000      937,000
  Due from Mableton.....................      77,000      120,000          --
  Income tax receivable.................         --       164,000          --
                                         -----------  -----------  -----------
    Total current assets................   2,512,000    4,556,000    4,764,000
PROPERTY AND EQUIPMENT, net.............     585,000    1,758,000    2,097,000
INTANGIBLE ASSETS, net..................  10,994,000   10,867,000   11,187,000
OTHER ASSETS............................     112,000       40,000       52,000
DEFERRED TAXES..........................         --        60,000      117,000
                                         -----------  -----------  -----------
    Total assets........................ $14,203,000  $17,281,000  $18,217,000
                                         ===========  ===========  ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY
               (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable...................... $   108,000  $   276,000  $   339,000
  Accrued expenses......................     782,000      909,000    1,168,000
  Current portion of long-term debt.....     568,000      327,000      269,000
  Due to affiliate......................      68,000        4,000      304,000
                                         -----------  -----------  -----------
    Total current liabilities...........   1,526,000    1,516,000    2,080,000
LONG-TERM DEBT AND DEFERRED INTEREST,
 net of current portion.................  13,398,000   15,525,000   15,727,000
                                         -----------  -----------  -----------
    Total liabilities...................  14,924,000   17,041,000   17,807,000
                                         -----------  -----------  -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $1 par value, 14,670
   shares authorized, 10,000 shares
   issued and outstanding...............      10,000       10,000       10,000
  Additional paid-in capital............     978,000    1,390,000    1,390,000
  Accumulated deficit...................  (1,709,000)  (1,160,000)    (990,000)
                                         -----------  -----------  -----------
    Total stockholders' equity (deficit)
     ...................................    (721,000)     240,000      410,000
                                         -----------  -----------  -----------
    Total liabilities and stockholders'
     equity............................. $14,203,000  $17,281,000  $18,217,000
                                         ===========  ===========  ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                   RADIO ONE OF ATLANTA, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              For the Years Ended December 31, 1996, 1997 and 1998
                 And for the Three Months Ended March 31, 1999

                                    December 31,                     March 31,
                          -----------------------------------  ----------------------
                             1996        1997        1998         1998        1999
                          ----------  ----------  -----------  ----------  ----------
                                                                    (unaudited)
REVENUE:
  Broadcast revenue,
   including barter
   revenue of $112,000,
   $86,000 and $51,000,
   respectively.........  $4,257,000  $6,525,000  $11,577,000  $1,684,000  $2,803,000
  Less: Agency
   commissions..........     497,000     794,000    1,437,000     195,000     356,000
                          ----------  ----------  -----------  ----------  ----------
    Net broadcast
     revenue............   3,760,000   5,731,000   10,140,000   1,489,000   2,447,000
                          ----------  ----------  -----------  ----------  ----------
OPERATING EXPENSES:
  Program and
   technical............   1,017,000   1,432,000    1,418,000     303,000     478,000
  Selling, general and
   administrative.......   1,426,000   1,994,000    4,111,000     673,000     910,000
  Corporate expenses....     241,000     637,000      667,000      80,000      96,000
  Depreciation and
   amortization.........     429,000     577,000      896,000     129,000     202,000
                          ----------  ----------  -----------  ----------  ----------
    Total operating
     expenses...........   3,113,000   4,640,000    7,092,000   1,185,000   1,686,000
                          ----------  ----------  -----------  ----------  ----------
    Operating income....     647,000   1,091,000    3,048,000     304,000     761,000
INTEREST EXPENSE,
 including amortization
 of deferred financing
 costs..................     839,000   1,663,000    2,007,000     471,000     491,000
OTHER EXPENSES (INCOME),
 net....................         --      111,000       (7,000)     (9,000)        --
                          ----------  ----------  -----------  ----------  ----------
    (Loss) income before
     provision for
     income taxes.......    (192,000)   (683,000)   1,048,000    (158,000)    270,000
PROVISION (BENEFIT) FOR
 INCOME TAXES...........         --          --       499,000     (74,000)    100,000
                          ----------  ----------  -----------  ----------  ----------
    Net (loss) income...  $ (192,000) $ (683,000) $   549,000  $  (84,000) $  170,000
                          ==========  ==========  ===========  ==========  ==========


 The accompanying notes are an integral part of these consolidated statements.

                   RADIO ONE OF ATLANTA, INC. AND SUBSIDIARY

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
              For the Years Ended December 31, 1996, 1997 and 1998
                 And for the Three Months Ended March 31, 1999

                                                                      Total
                                          Additional              Stockholders'
                                  Common   Paid-In   Accumulated     Equity
                                   Stock   Capital     Deficit      (Deficit)
                                  ------- ---------- -----------  -------------
BALANCE, December 31, 1995....... $   --  $      --  $  (834,000)  $  (834,000)
  Net loss.......................     --         --     (192,000)     (192,000)
                                  ------- ---------- -----------   -----------
BALANCE, December 31, 1996.......     --         --   (1,026,000)   (1,026,000)
  Net loss.......................     --         --     (683,000)     (683,000)
  Issuance of stock options below
   market........................     --     264,000         --        264,000
  Tax benefit of issuance of
   stock options below market....     --     106,000         --        106,000
  Allocation for stock issued in
   conjunction with debt.........     --     608,000         --        608,000
  Issuance of common stock.......  10,000        --          --         10,000
                                  ------- ---------- -----------   -----------
BALANCE, December 31, 1997.......  10,000    978,000  (1,709,000)     (721,000)
  Net income.....................     --         --      549,000       549,000
  Issuance of stock options below
   market........................     --     294,000         --        294,000
  Tax benefit of issuance of
   stock options below market....     --     118,000         --        118,000
                                  ------- ---------- -----------   -----------
BALANCE, December 31, 1998.......  10,000  1,390,000  (1,160,000)      240,000
  Net income.....................     --         --      170,000       170,000
                                  ------- ---------- -----------   -----------
BALANCE, March 31, 1999
 (unaudited)..................... $10,000 $1,390,000 $  (990,000)  $   410,000
                                  ======= ========== ===========   ===========


 The accompanying notes are an integral part of these consolidated statements.

                   RADIO ONE OF ATLANTA, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1996, 1997 and 1998
             And for the Three Months Ended March 31, 1998 and 1999

                                  December 31,                    March 31,
                         ---------------------------------  ----------------------
                           1996        1997        1998        1998        1999
                         ---------  ----------  ----------  ----------  ----------
                                                                 (Unaudited)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
  Net income (loss)....  $(192,000) $ (683,000) $  549,000  $  (84,000) $  170,000
  Adjustments to
   reconcile net income
   (loss) to net cash
   from operating
   activities:
    Depreciation and
     amortization......    429,000     577,000     896,000     129,000     202,000
    Amortization of
     debt financing
     costs and
     unamortized
     discount..........    399,000     172,000     630,000     276,000     424,000
    Compensation
     expense from stock
     options granted...        --      264,000     294,000         --          --
    Loss on disposals..        --      157,000         --          --          --
    Deferred tax
     liability.........        --          --       58,000         --      (57,000)
    Effect of change in
     operating assets
     and liabilities--
      Trade accounts
       receivable......   (774,000)   (243,000) (1,220,000)    322,000     785,000
      Prepaid expenses
       and other.......    (16,000)     (4,000)    (23,000)    (35,000)   (855,000)
      Due from
       Mableton........        --      (77,000)    (43,000)        --      120,000
      Income tax
       receivable......        --          --     (164,000)        --      164,000
      Other assets.....        --     (112,000)     72,000         --      (12,000)
      Accounts
       payable.........    (22,000)     97,000     168,000         --       63,000
      Accrued
       expenses........    423,000     386,000     127,000    (419,000)    259,000
      Due to
       affiliate.......    (19,000)    (10,000)    (64,000)     25,000     300,000
                         ---------  ----------  ----------  ----------  ----------
        Net cash flows
         from operating
         activities....    228,000     524,000   1,280,000     214,000   1,563,000
                         ---------  ----------  ----------  ----------  ----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
  Purchase of property
   and equipment.......   (235,000)   (385,000) (1,242,000)   (179,000)   (421,000)
  Acquisition of
   Dogwood.............        --   (6,792,000)        --                      --
  Acquisition of
   intangibles.........        --          --     (678,000)   (100,000)   (440,000)
                         ---------  ----------  ----------  ----------  ----------
        Net cash flows
         from investing
         activities....   (235,000) (7,177,000) (1,920,000)   (279,000)   (861,000)
                         ---------  ----------  ----------  ----------  ----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Proceeds from debt
   issuance............        --    7,577,000   2,000,000         --          --
  Repayment of debt....        --          --     (744,000)   (198,000)   (280,000)
  Deferred debt
   financing costs.....        --      (60,000)    (22,000)        --          --
  Issuance of common
   stock...............        --       10,000         --          --          --
                         ---------  ----------  ----------  ----------  ----------
        Net cash flows
         from financing
         activities....        --    7,527,000   1,234,000    (198,000)   (280,000)
                         ---------  ----------  ----------  ----------  ----------
(DECREASE) INCREASE IN
 CASH AND
 CASH EQUIVALENTS......     (7,000)    874,000     594,000    (263,000)    422,000
CASH AND CASH
 EQUIVALENTS, beginning
 of period.............    250,000     243,000   1,117,000   1,117,000   1,711,000
                         ---------  ----------  ----------  ----------  ----------
CASH AND CASH
 EQUIVALENTS, end of
 period................  $ 243,000  $1,117,000  $1,711,000  $  854,000  $2,133,000
                         =========  ==========  ==========  ==========  ==========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
  Cash paid for --
  Interest.............  $ 441,000  $1,305,000  $1,616,000  $  400,000  $  400,000
                         =========  ==========  ==========  ==========  ==========
  Income taxes.........  $     --   $      --   $  499,000  $      --   $  100,000
                         =========  ==========  ==========  ==========  ==========

 The accompanying notes are an integral part of these consolidated statements.

                   RADIO ONE OF ATLANTA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Organization and Business

   Radio One of Atlanta, Inc. (the Company) owns and operates a radio station serving the Atlanta, Georgia, market, and its subsidiary, Dogwood Communications, Inc. (Dogwood) owns a radio station serving the Atlanta, Georgia market. The Company started operations in June, 1995. The Company is highly leveraged, which requires substantial interest payments and may impair the Company's ability to obtain additional financing. The Company's operating results are significantly affected by its market share in the Atlanta, Georgia market.

 Basis of Presentation

   The accompanying consolidated financial statements include the accounts of the Company and its subsidiary, Dogwood (see Note 2). All significant intercompany accounts and transactions have been eliminated in consolidation. The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and money market accounts at various commercial banks. All cash equivalents have original maturities of 90 days or less. For cash and cash equivalents, cost approximates market value.

 Property and Equipment

   Property and equipment are recorded at cost and are being depreciated on a straight-line basis over various periods. The components of the Company's property and equipment as of December 31, 1997 and 1998, are as follows:

                                                  December 31,
                                               -------------------   Period of
                                                 1997      1998    Depreciation
                                               -------- ---------- -------------
   PROPERTY AND EQUIPMENT:
     Transmitter towers....................... $335,000 $  493,000    7 Years
     Equipment................................  364,000    967,000 5 to 7 Years
     Leasehold improvements...................   14,000     14,000 Life of Lease
     Furniture and fixtures...................      --     185,000 5 to 7 Years
     Construction in progress.................      --     296,000
                                               -------- ----------
                                                713,000  1,955,000
     Less: Accumulated depreciation...........  128,000    197,000
                                               -------- ----------
       Property and equipment, net............ $585,000 $1,758,000
                                               ======== ==========

   Depreciation expense for the fiscal years ended December 31, 1996, 1997 and 1998, was $38,000, $64,000 and $69,000, respectively.

                   RADIO ONE OF ATLANTA, INC. AND SUBSIDIARY

 Organizational Costs

   As of December 31, 1998, Dogwood had $24,000 of unamortized organization costs. In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5 (the "SOP") regarding financial reporting on the costs of start-up activities. Under the SOP, organizational costs are considered start-up costs and, commencing with fiscal years beginning after December 15, 1998, entities are required to expense such costs as they are incurred. The Company decided to expense the unamortized organizational costs as of December 31, 1998.

 Revenue Recognition

   In accordance with industry practice, revenue for commercial broadcasting advertisements is recognized when the commercial is broadcast.

 Barter Arrangements

   Certain program contracts provide for the exchange of advertising air time in lieu of cash payments for the rights to such programming. These contracts are recorded as the programs are aired at the estimated fair value of the advertising air time given in exchange for the program rights.

   The Company broadcasts certain customers' advertising in exchange for equipment, merchandise and services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred barter costs and the corresponding obligation to broadcast advertising is recorded as deferred barter revenue. The deferred barter costs are expensed or capitalized as they are used or received. Deferred barter revenue is recognized as the related advertising is aired.

 Financial Instruments

   Financial instruments as of December 31, 1997 and 1998, consist of cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses, and long-term debt, all of which the carrying amounts approximate fair value.

 Reclassifications

   Certain reclassifications have been made to the 1997 financial statements in order to conform with the 1998 presentation.

 Comprehensive Income

   The Company has adopted SFAS, No. 130, "Reporting Comprehensive Income." The Company does not have any comprehensive income adjustments.

 Segment Reporting

   The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" as of December 31, 1998, and has determined the Company has only one segment, radio broadcasting.

                   RADIO ONE OF ATLANTA, INC. AND SUBSIDIARY

 Interim Financial Statements (unaudited)

   The interim consolidated financial statements included herein for the Company have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In management's opinion, the interim financial data presented herein include all adjustments (which include only normal recurring adjustments) necessary for a fair presentation. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Results for interim periods are not necessarily indicative of results to be expected for the full year.

   On March 30, 1999, Radio One, Inc. acquired the Company for approximately
3.3 million shares of Radio One's common stock and the assumption of indebtedness of the Company and Dogwood. Also, on March 30, 1999, the Company acquired the remaining approximate 67% of Dogwood for $3.6 million. Upon the completion of these acquisitions, the Company became a wholly owned subsidiary of Radio One, and Dogwood became a wholly owned subsidiary of the Company. (See Notes 2 and 8)

2. DOGWOOD COMMUNICATIONS, INC.:

   In April 1997, the Company's founder and stockholder transferred his 33 1/3% ownership interest in Dogwood to the Company in return for the Company assuming responsibility for certain liabilities of Dogwood. Concurrent with the transfer of ownership, the Company contributed approximately $6 million to Dogwood to retire Dogwood's outstanding debt. This stockholder also assigned to the Company his option to purchase the portion of Dogwood owned by others. The Company exercised the option to purchase up to 80% of Dogwood during 1998, for $100,000. The Company intends to exercise its option to purchase the remaining 20% for $3.5 million during 1999.

   The Company owns 33 1/3% of Dogwood, it has the ability to acquire an additional 46 2/3% for $100,000, it has 45 1/2% of the voting control of Dogwood, and it programs the station owned by Dogwood through a local marketing agreement (LMA). During the years ended December 31, 1997 and 1998, Dogwood's primary activity was an LMA of the station to the Company (the station went on the air on December 16, 1997). As the Company controls Dogwood's operations, Dogwood has been consolidated with the Company in the accompanying financial statements.

3. INTANGIBLE ASSETS:

   Intangible assets are being amortized on a straight-line basis over various periods. The intangible asset balances and periods of amortization as of December 31, 1997 and 1998, are as follows:

                                                 December 31,
                                            -----------------------  Period of
                                               1997        1998     Amortization
                                            ----------- ----------- ------------
   Debt financing costs.................... $   313,000 $   335,000 Life of debt
   FCC broadcast license and other.........  11,602,000  12,280,000   15 Years
   Organizational costs....................     203,000         --    5 Years
                                            ----------- -----------
     Total.................................  12,118,000  12,615,000
   Less: Accumulated amortization..........   1,124,000   1,748,000
                                            ----------- -----------
     Net intangible assets................. $10,994,000 $10,867,000
                                            =========== ===========

   Amortization expense for the years ended December 31, 1996, 1997 and 1998, was $391,000, $513,000 and $827,000, respectively. The amortization of the debt financing costs was charged to interest expense.

                   RADIO ONE OF ATLANTA, INC. AND SUBSIDIARY

4. LONG-TERM DEBT:

   The Company is obligated under a long-term senior note and various subordinated notes payable as follows:

                                                             December 31,
                                                        -----------------------
                                                           1997        1998
                                                        ----------- -----------
   Allied Investment Corporation and its affiliates
    (senior)........................................... $10,000,000 $12,000,000
   Alta Subordinated Debt Partners III, L.P. (net of
    $508,000 and $360,000 of unamortized discount
    allocated to stock issuance).......................   1,069,000   1,217,000
   Syncom Capital Corporation (subordinate)............   1,000,000   1,000,000
   Shareholder (subordinate)...........................   1,000,000     960,000
   Design Media, Inc. (subordinate)....................     235,000         --
   Accrued interest on senior and subordinated notes...     662,000     675,000
                                                        ----------- -----------
     Total.............................................  13,966,000  15,852,000
   Less: Current portion of long-term debt.............     568,000     327,000
                                                        ----------- -----------
     Total............................................. $13,398,000 $15,525,000
                                                        =========== ===========

 Allied Investment Corporation Debt

   The start-up of the Company was partially financed through a $4,000,000 long-term debt agreement with Allied Investment Corporation and certain of its affiliates (collectively Allied). The loan bore interest at 14%. Terms of the note required only partial interest payments until January 1, 1997.

   In April 1997, the Company renegotiated the prior Allied debt. In connection with that renegotiation, Allied amended and restated the prior Allied debt to provide the Company and Dogwood (see Note 2) to become co-borrowers with respect to the $4,000,000 debt and to jointly borrow an additional $6,000,000. In connection with this amended and restated loan, new senior secured debentures totaling $10,000,000 were issued jointly by the Company and Dogwood, whereby the Company will carry the debt on its books and Dogwood will act as the guarantor. The agreements have an interest rate that ranges from 12.5% to 13.5% and matures on March 1, 2001. Interest only payments are due monthly until May 1, 1999. Subsequent to that date, monthly principal and interest payments are due. Also, as part of the renegotiation, the Company signed notes for interest that had accrued but was unpaid as of December 31, 1996, on the prior Allied debt.

   In September 1998, the Company borrowed an additional $2,000,000 from Allied. This debt has an interest rate ranging from 12.5% to 13.5%, and principal and interest payments are due monthly until the debt matures on March 1, 2001.

   In April 1997, the Company also amended and restated its Security Agreement with Allied which grants them a security interest in all of the Company's collateral, which includes all tangible and intangible property, all the issued and outstanding stock of the Company, and the Company's rights and interest in Dogwood.

   The prior Allied debt was issued with detachable warrants that granted Allied the right to acquire an equity interest in the Company. The warrants have an aggregate exercise price of $100 per share. During 1997, the warrants were exercised and the Company issued Allied 1,430 shares of common stock.

 Subordinated Notes

   In April 1997, the Company also entered into a $1,577,000 Senior Secured Subordinated Promissory Note with Alta Subordinated Debt Partners III, L.P. The note has an interest rate of 11%, and the unpaid principal

                   RADIO ONE OF ATLANTA, INC. AND SUBSIDIARY and accrued interest on the note is due on April 1, 2001. The Company also issued 1,500 shares of common stock in connection with the note. The Company allocated the proceeds between debt and additional paid-in capital, based on the pro-rata value of the debt and the common stock. As such, $969,000 was assigned to the debt and $608,000 was assigned to the value of the common stock. The value assigned to the common stock was recorded as an increase in additional paid-in capital. The value assigned to the debt was less than the face value, and such discount will be amortized over the life of the related debt using the effective interest method.

   The Syndicated Communications Venture Partners II, L.P. (Syncom) debt bears an interest rate of 11% on the original principal balance of $1,000,000. In April 1997, the Company amended the subordinated note with Syncom. Under the new terms of the agreement, interest accrues and is added to the principal balance, except that beginning with the period of June 20, 1998, the Company is required to make $18,958 monthly payments. Unpaid principal and accrued interest is due April 1, 2001.

   During 1995, the Syncom note was issued with detachable stock warrants allowing Syncom to purchase 2,400 shares of the Company for a purchase price of $100. During 1997, the warrants were exercised and the Company issued Syncom 2,400 shares of common stock.

   This note is also secured by a security agreement for the property and equipment of the Company.

   The Company has a note payable to its shareholder of $1,000,000, which bears interest at 8%. Interest only payments were made monthly until July 1, 1998. At that time, monthly principal and interest payments of $12,133 began. Unpaid principal is due June 20, 2002.

   The Design Media, Inc.'s note of $235,000 bore interest at 8%. Interest only payments were made monthly until July 1, 1998. During 1998, the note was repaid in full.

   The aggregate maturities of debt as of December 31, 1998, are as follows:

     Year                                                               Total
     ----                                                            -----------
     1999........................................................... $   327,000
     2000...........................................................   1,620,000
     2001...........................................................  13,175,000
     2002...........................................................     730,000
                                                                     -----------
       Total........................................................ $15,852,000
                                                                     ===========

5. LEASES:

   The Company leases office space which expires in October 2004 and broadcast towers which expire through December 2009.

   The following is a schedule of the future minimum rental payments required under the operating leases that have an initial or remaining noncancellable lease term in excess of one year as of December 31, 1998:

     Year
     ----
     1999.............................................................. $170,000
     2000..............................................................  163,000
     2001..............................................................  164,000
     2002..............................................................  170,000
     2003..............................................................  170,000
     Thereafter........................................................  259,000

                   RADIO ONE OF ATLANTA, INC. AND SUBSIDIARY

   Total rent expense for the years ending December 31, 1996, 1997 and 1998, was $54,000, $57,000 and $93,000, respectively.

6. STOCK OPTION PLAN:

   During 1997, the Company granted stock options to an officer of the Company for up to 700 shares of the Company's common stock for $1.00 each. Of the 700 shares, 400 shares vested immediately and were exercised during 1997. The officer was granted the remaining options after certain performance results were achieved during 1998. These options granted in 1998 vested immediately. As the options to acquire 400 shares and 300 shares granted and vested during 1997 and 1998, respectively, were significantly below their estimated fair market value, the Company recognized compensation expense of $264,000 and $294,000 during 1997 and 1998, respectively. Compensation expense represented the difference between the estimated fair market value of the stock and the exercise price. The Company also recognized an income tax benefit of $106,000 and $118,000 during 1997 and 1998, respectively, related to the options, which has been recorded as additional paid-in capital.

7. INCOME TAXES:

   Effective March 31, 1997, the Company converted from an S corporation to a C corporation. At the date of conversion, the Company had no additional paid-in capital to convert to retained earnings.

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). Under SFAS 109, deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Deferred taxes are based on tax laws as currently enacted.

   A reconciliation of the statutory federal income taxes to the recorded income tax provision for the years ended December 31, 1996, 1997 and 1998, is as follows:

                                                   1996      1997       1998
                                                 --------  ---------  --------
   Statutory tax (@ 35% rate)................... $(67,000) $(239,000) $367,000
   Effect of state taxes, net of federal........   (9,000)   (32,000)   42,000
   Nondeductible amortization...................      --         --    154,000
   Effect of losses while an S corporation......   76,000    264,000       --
   Establish benefit for deferred taxes at C
    corporation
    Conversion..................................      --     (57,000)      --
   Valuation reserve............................      --      64,000   (64,000)
                                                 --------  ---------  --------
     Provision for income taxes................. $    --   $     --   $499,000
                                                 ========  =========  ========

   The components of the provision for income taxes for the years ended December 31, 1997 and 1998, are as follows:

                                                               1997      1998
                                                             --------  --------
     Current................................................ $    --   $335,000
     Deferred...............................................  (64,000)  228,000
     Valuation reserve......................................   64,000   (64,000)
                                                             --------  --------
       Provision for income taxes........................... $    --   $499,000
                                                             ========  ========

                   RADIO ONE OF ATLANTA, INC. AND SUBSIDIARY

   Deferred income taxes reflect the net tax effect of temporary differences between the financial statement and tax basis of assets and liabilities. The significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1998, are as follows:

                                                               1997      1998
                                                             --------  --------
     Deferred tax assets--
       Reserve for bad debts................................ $ 44,000  $118,000
       NOL carryforward.....................................   79,000       --
                                                             --------  --------
         Total deferred tax assets..........................  123,000   118,000
     Deferred tax liabilities--
       Depreciation and amortization........................  (59,000)  (58,000)
                                                             --------  --------
     Net deferred tax asset.................................   64,000    60,000
     Less: Valuation reserve................................  (64,000)      --
                                                             --------  --------
     Net deferred taxes included in the accompanying
      consolidated balance sheets........................... $    --   $ 60,000
                                                             ========  ========

   A 100% valuation reserve was applied against the net deferred tax asset as of December 31, 1997, as its realization was not more likely than not to be realized. During 1998, this valuation allowance was reversed as the deferred tax assets would likely be realized. During 1998, the Company utilized its entire net operating loss carryforward.

8. RELATED PARTY TRANSACTIONS:

   The Company is affiliated with Radio One, Inc., as a stockholder of the Company is also a stockholder of Radio One, Inc. The Company has a due to affiliate of $68,000 and $4,000 as of December 31, 1997 and 1998, respectively, for expenses paid by Radio One, Inc. on behalf of the Company and for administrative services. During the years ended December 31, 1996, 1997 and 1998, the Company incurred expenses of $100,000, $100,000 and $300,000, respectively, for administrative services which Radio One, Inc. performed for the Company.

   The Company has $77,000 and $120,000 recorded as a receivable from Mableton Investment Group (Mableton) as of December 31, 1997 and 1998, respectively. These balances represent costs incurred by the Company for research and feasibility studies on behalf of a new radio station to be owned by Mableton, a company owned by a stockholder of the Company.

   The stockholders of the Company agreed in principle to sell their shares of the Company to Radio One, Inc. in exchange for shares of Radio One, Inc.'s common stock. A stockholder of the Company will receive a $1.2 million fee related to this acquisition.

   Subsequent to year end, the Company made a $263,000 unsecured loan to an employee. The loan bears interest at 5.56% and is payable on demand.

9. PROFIT SHARING:

   The Company's employees participate in a 401K profit sharing plan sponsored by Radio One, Inc., an affiliate of the Company (see Note 8). The Company's contribution is at the direction of its board of directors. The Company made no contributions to the plan during fiscal years 1996, 1997 or 1998.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
 Radio One, Inc.:

   We have audited the accompanying balance sheet of Bell Broadcasting Company (a Michigan Corporation) (the Company) as of December 31, 1997, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bell Broadcasting Company as of December 31, 1997, and the results of its operations and its cash flows for the years ended December 31, 1996 and 1997, in conformity with generally accepted accounting principles.

                                        /s/ ARTHUR ANDERSEN LLP

Baltimore, Maryland,
August 28, 1998

                           BELL BROADCASTING COMPANY

                                 BALANCE SHEETS
                   As of December 31, 1997 and June 30, 1998

                                                       December 31,  June 30,
                                                           1997        1998
                                                       ------------ -----------
                                                                    (Unaudited)
                        ASSETS
CURRENT ASSETS:
  Cash................................................  $  226,000  $  186,000
  Trade accounts receivable, net of allowance for
   doubtful accounts of $28,000 and $69,000,
   respectively.......................................     951,000     918,000
  Current portion of notes receivable.................      13,000      14,000
  Prepaid expenses and other..........................      34,000       6,000
                                                        ----------  ----------
    Total current assets..............................   1,224,000   1,124,000
PROPERTY AND EQUIPMENT, net...........................     859,000   1,139,000
NOTES RECEIVABLE, net of current portion..............     491,000     184,000
OTHER ASSETS..........................................      38,000      20,000
                                                        ----------  ----------
    Total assets......................................  $2,612,000  $2,467,000
                                                        ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable....................................  $  251,000  $   92,000
  Accrued expenses....................................     198,000      61,000
  Current portion of long-term debt...................     149,000         --
                                                        ----------  ----------
    Total current liabilities.........................     598,000     153,000
LONG-TERM DEBT, net of current portion................     592,000         --
                                                        ----------  ----------
    Total liabilities.................................   1,190,000     153,000
                                                        ----------  ----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock--Class A, $2.00 par value, 800 shares
   authorized, issued and outstanding.................       2,000       2,000
  Common stock--Class B, $2.00 par value, 24,000
   shares authorized,
   20,071 and 20,071 shares issued and outstanding,
   respectively.......................................      40,000      40,000
  Additional paid-in capital..........................     198,000   1,308,000
  Retained earnings...................................   1,182,000     964,000
                                                        ----------  ----------
    Total stockholders' equity........................   1,422,000   2,314,000
                                                        ----------  ----------
    Total liabilities and stockholders' equity........  $2,612,000  $2,467,000
                                                        ==========  ==========


      The accompanying notes are an integral part of these balance sheets.

                           BELL BROADCASTING COMPANY

                            STATEMENTS OF OPERATIONS
                 For the Years Ended December 31, 1996 and 1997
                and the Six Months Ended June 30, 1997 and 1998

                                                            Six Months Ended
                                Year Ended December 31,         June 30,
                                ------------------------ ------------------------
                                   1996         1997        1997         1998
                                -----------  ----------- -----------  -----------
                                                         (Unaudited)  (Unaudited)
REVENUE:
  Broadcast revenue, including
   barter revenue of $121,000,
   $151,000, $14,000 and
   $73,000, respectively......  $ 3,917,000  $ 4,571,000 $1,916,000   $2,326,000
  Less: Agency commissions....      537,000      537,000    229,000      301,000
                                -----------  ----------- ----------   ----------
    Net broadcast revenue.....    3,380,000    4,034,000  1,687,000    2,025,000
                                -----------  ----------- ----------   ----------
OPERATING EXPENSES:
  Programming and technical...    1,154,000    1,335,000    723,000      675,000
  Selling, general and
   administrative.............    1,520,000    1,544,000    715,000      748,000
  Corporate expenses..........      849,000      816,000    301,000      663,000
  Depreciation and
   amortization...............      130,000      148,000     68,000       63,000
                                -----------  ----------- ----------   ----------
    Total operating expenses..    3,653,000    3,843,000  1,807,000    2,149,000
                                -----------  ----------- ----------   ----------
    Operating (loss) income...     (273,000)     191,000   (120,000)    (124,000)
                                -----------  ----------- ----------   ----------
INTEREST EXPENSE..............       75,000       81,000     38,000       52,000
OTHER (INCOME) EXPENSE, net...       (5,000)      54,000     59,000       28,000
                                -----------  ----------- ----------   ----------
    (Loss) income before
     provision (benefit) for
     income taxes.............     (343,000)      56,000   (217,000)    (204,000)
PROVISION (BENEFIT) FOR INCOME
 TAXES........................      (78,000)      44,000   (164,000)      14,000
                                -----------  ----------- ----------   ----------
    Net (loss) income.........  $  (265,000) $    12,000 $  (53,000)  $ (218,000)
                                ===========  =========== ==========   ==========



        The accompanying notes are an integral part of these statements.

                           BELL BROADCASTING COMPANY

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 For the Years Ended December 31, 1996 and 1997
                     and the Six Months Ended June 30, 1998

                            Common  Common  Additional                 Total
                             Stock   Stock   Paid-In    Retained   Stockholders'
                            Class A Class B  Capital    Earnings      Equity
                            ------- ------- ---------- ----------  -------------
BALANCE, January 1, 1996..  $2,000  $39,000 $   98,000 $1,435,000   $1,574,000
  Net loss................     --       --         --    (265,000)    (265,000)
  Stock options granted
   below market...........     --       --       9,000        --         9,000
  Stock bonus
   compensation...........     --       --      16,000        --        16,000
  Issuance of common
   stock..................     --       --       9,000        --         9,000
                            ------  ------- ---------- ----------   ----------
BALANCE, December 31,
 1996.....................   2,000   39,000    132,000  1,170,000    1,343,000
  Net income..............     --       --         --      12,000       12,000
  Stock options granted
   below market...........     --       --      17,000        --        17,000
  Stock bonus
   compensation...........     --     1,000     32,000        --        33,000
  Issuance of common
   stock..................     --       --      17,000        --        17,000
                            ------  ------- ---------- ----------   ----------
BALANCE, December 31,
 1997.....................   2,000   40,000    198,000  1,182,000    1,422,000
  Net loss................     --       --         --    (218,000)    (218,000)
  Capital contributed from
   former owners..........     --       --     672,000        --       672,000
  Capital contributed from
   owners.................     --       --     438,000        --       438,000
                            ------  ------- ---------- ----------   ----------
BALANCE, June 30, 1998
 (Unaudited)..............  $2,000  $40,000 $1,308,000 $  964,000   $2,314,000
                            ======  ======= ========== ==========   ==========


        The accompanying notes are an integral part of these statements.

                           BELL BROADCASTING COMPANY

                            STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 1996 and 1997
                and the Six Months Ended June 30, 1997 and 1998

                                     December 31,              June 30,
                                  --------------------  -----------------------
                                    1996       1997        1997        1998
                                  ---------  ---------  ----------- -----------
                                                        (Unaudited) (Unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net (loss) income.............. $(265,000) $  12,000   $ (53,000)  $(218,000)
  Adjustments to reconcile net
   (loss) income to net cash from
   operating activities:
    Depreciation and
     amortization................   130,000    148,000      68,000      63,000
    Compensation expense related
     to stock bonus plan and
     stock granted below market
     price.......................    25,000     50,000         --          --
    Loss on disposal of assets...       --      (8,000)     (8,000)        --
    Effect of change in operating
     assets and liabilities--
      Trade accounts receivable..   190,000   (156,000)    (35,000)     33,000
      Prepaid expenses and
       other.....................  (101,000)   119,000      19,000      19,000
      Other assets...............    (1,000)   (17,000)        --       18,000
      Accounts payable...........    56,000    (94,000)   (108,000)   (159,000)
      Accrued expenses...........  (125,000)    41,000     (68,000)   (137,000)
                                  ---------  ---------   ---------   ---------
        Net cash flows from
         operating activities....   (91,000)    95,000    (185,000)   (381,000)
                                  ---------  ---------   ---------   ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Proceeds from sale of assets...       --      22,000      22,000         --
  Principal payments received on
   notes.........................       --       6,000         --      306,000
  Acquisition of property and
   equipment.....................  (140,000)  (211,000)   (109,000)   (403,000)
                                  ---------  ---------   ---------   ---------
        Net cash flows from
         investing activities....  (140,000)  (183,000)    (87,000)    (97,000)
                                  ---------  ---------   ---------   ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Proceeds from the issuance of
   debt..........................   739,000    220,000     103,000     438,000
  Repayment of debt..............  (642,000)  (211,000)        --     (438,000)
  Issuance of common stock.......     9,000     17,000         --          --
  Contributed capital............       --         --          --      438,000
                                  ---------  ---------   ---------   ---------
        Net cash flows from
         financing activities....   106,000     26,000     103,000     438,000
                                  ---------  ---------   ---------   ---------
DECREASE IN CASH.................  (125,000)   (62,000)   (169,000)    (40,000)
CASH, beginning of period........   413,000    288,000     288,000     226,000
                                  ---------  ---------   ---------   ---------
CASH, end of period.............. $ 288,000  $ 226,000   $ 119,000   $ 186,000
                                  =========  =========   =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION:
 Cash paid for --
  Interest....................... $  73,000  $  81,000   $  38,000   $  55,000
                                  =========  =========   =========   =========
  Income taxes................... $ 117,000  $     --    $     --    $   7,000
                                  =========  =========   =========   =========

        The accompanying notes are an integral part of these statements.

                           BELL BROADCASTING COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Organization

   Bell Broadcasting Company (the Company), a Michigan corporation, is a radio broadcaster, broadcasting on two stations, WCHB-AM and WDTJ-FM (formerly WCHB-
FM), both located in the Detroit metropolitan area. During 1996, the Federal Communications Commission (FCC) approved the construction permit to increase WCHB-AM's signal from 25 kilowatts to 50 kilowatts. In addition, in September 1997, the Canadian government approved WCHB-AM's proposal for a nighttime increase to 15 kilowatts, and the FCC granted a construction permit for the nighttime increase. The Company also owns one station in Kingsley, Michigan, WJZZ-AM.

   The financial statements for the six months ended June 30, 1997 and 1998, are unaudited, but, in the opinion of management, such financial statements have been presented on the same basis as the audited financial statements for the year ended December 31, 1997, and include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations and cash flows for these periods.

 Financial Instruments

   Financial instruments as of December 31, 1997, consist of cash, trade accounts receivables, notes receivables, accounts payable, accrued expenses and long-term debt, all of which the carrying amounts approximate fair value.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

 Property and Equipment

   Property and equipment are stated at cost. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the related assets.

   The components of the Company's property and equipment as of December 31, 1997, are as follows:

                                                     December 31,   Period of
                                                         1997      Depreciation
                                                     ------------ --------------
     Construction in progress.......................  $  122,000        --
     Land...........................................     581,000        --
     Buildings and improvements.....................     149,000  10 to 31 years
     Transmitter towers.............................     754,000  7 to 15 years
     Equipment......................................     555,000  5 to 15 years
     Leasehold improvements.........................      12,000  7 to 19 years
                                                      ----------
       Total property and equipment.................   2,173,000
     Less: Accumulated depreciation.................   1,314,000
                                                      ----------
     Property and equipment, net....................  $  859,000
                                                      ==========

                           BELL BROADCASTING COMPANY

                           December 31, 1996 and 1997

   Depreciation expense for the fiscal years ended December 31, 1996 and 1997, were $120,000 and $141,000, respectively.

 Revenue Recognition

   In accordance with industry practice, revenue for broadcast advertising is recognized when the commercial is broadcast.

 Barter Arrangements

   Certain program contracts provide for the exchange of advertising air time in lieu of cash payments for the rights to such programming. These contracts are recorded as the programs are aired at the estimated fair value of the advertising air time given in exchange for the program rights.

   The Company broadcasts certain customers' advertising in exchange for equipment, merchandise and services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred barter costs and the corresponding obligation to broadcast advertising is recorded as deferred barter revenue. The deferred barter costs are expensed or capitalized as they are used, consumed or received. Deferred barter revenue is recognized as the related advertising is aired.

 Sale of WKNX

   In June 1997, the Company sold the assets and rights of WKNX-AM for approximately $210,000 and recognized a loss of approximately $22,000. In connection with the sale, the Company obtained a note receivable from the purchasers of the station. The terms of the sale call for a note receivable bearing interest at 10% per annum, requiring monthly payments of approximately $3,000 through June 2007. The note is secured by certain real estate and personal property and the pledge of the stock of Frankenmuth.

 Supplemental Cash Flow Information

   The Company issued 200 and 400 shares each of class B common stock to two former officers of the Company during 1996 and 1997, respectively, at a price below the stock's estimated fair market value. Compensation expense of $25,000 and $50,000 was recorded in 1996 and 1997, respectively, in connection with the issuance (Note 6). In June 1997, the Company sold the assets and rights to WKNX-AM for a note receivable in the amount of $210,000. (Also see Note 7.)

 New Accounting Standards

   During 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components. The Company believes the adoption of SFAS No. 130 will have no impact on the financial statements as the Company has no comprehensive income adjustments.

                           BELL BROADCASTING COMPANY

                          December 31, 1996 and 1997


   During 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), which is effective for fiscal years beginning after December 15, 1997. This statement establishes a new approach for determining segments within a company and reporting information on those segments. The Company has performed a preliminary assessment of this statement and believes that no disclosure is necessary as the Company has only one segment.

2. NOTES RECEIVABLE--RELATED PARTY:

   In 1995, the Company loaned the trust of a deceased shareholder $300,000 and received a note receivable. The note bears interest at the mid-term applicable federal rate (6.31% and 5.63% as of December 31, 1996 and 1997, respectively), with principal and interest due December 2000. The principal and all interest due were paid on June 30, 1998.

3. DEBT:

   Debt consists of the following:

                                                                   December 31,
                                                                       1997
                                                                   ------------
     Note payable to bank, payable in monthly installments of
      $12,000, including interest at 9.35% per annum, secured by
      land, equipment and the Company's AM broadcast license......   $641,000
     Note payable to bank, payable in monthly installments of
      $7,000, including interest at 9.35% per annum, secured by
      land, equipment and the Company's FM broadcast license......     51,000
     Note payable to bank, payable in monthly installments of
      $1,000, including interest at 8.99% per annum, secured by
      vehicles....................................................     40,000
     Note payable in monthly installments of $400, including
      interest at 11% per annum, secured by transportation
      equipment...................................................      9,000
                                                                     --------
       Total......................................................    741,000
       Less: Current portion......................................    149,000
                                                                     --------
       Total long-term debt.......................................   $592,000
                                                                     ========

   This outstanding debt was repaid as of June 30, 1998.

4. COMMITMENTS AND CONTINGENCIES:

 Leases

   During 1996 and 1997, the Company leased the facilities under three separate operating leases, one of which was with a related party (the former owners of the Company). The related party lease was on a month-to-month basis for the FM station building, at a rate of $800 per month. The second lease covers the FM tower and transmitter space and expires in May 1999, with one optional renewal of five years. Monthly rent under this lease is currently $4,000. In addition, the Company leases equipment under two operating leases expiring in 1999. Monthly rent under the equipment leases is $450.

   Rental expense for the years ended December 31, 1996 and 1997, was $70,000 and $60,000, respectively.

                           BELL BROADCASTING COMPANY

                           December 31, 1996 and 1997

 Litigation

   The Company has been named as defendant in various legal proceedings arising out of the normal course of business. It is the opinion of management, after consultation with legal counsel, that the amount, if any, of the Company's ultimate liability under all current legal proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

5. STOCK OPTION AND BONUS PLANS:

   The Company had an Incentive stock option plan (the stock option plan). The Company granted options to two employees of the Company to purchase up to 200 shares each of class B common stock at a price equal to 50% of the fair market value of the stock on the exercise date. In 1996, the stock option plan was extended for two years (January 1, 1996 to December 31, 1997). During 1996 and 1997, the Company granted options under the plan and recognized compensation expense because the option price was below the estimated market price of the stock.

   The Company also had a Stock Bonus Plan (the Bonus Plan). Under provisions of the Bonus Plan, the Company could, at its discretion, award two employees of the Company up to an aggregate of 200 shares each of class B common stock. The Bonus Plan was extended in 1996 for two years. During 1996, the Company awarded 50 shares to each employee under the Bonus Plan. During 1997, the Company awarded 100 shares to each employee for services performed. Compensation expense equal to the fair market value of the class B common stock awarded has been recorded for 1996 and 1997 to reflect such awards.

   Agreements between the Company and three of its former stockholders generally provide that none of their shares (as specifically defined) may be sold, transferred or exchanged without the prior written consent of the Company.

   In addition, the agreements specify the rights of the stockholders and the obligations of the Company in the event of death, termination of employment or change in control of the Company. The agreements state that if a change in control of the Company occurs, the employees' right to exercise their options will cease. If the Company is required to repurchase any of the shares, the purchase price shall be the fair market value of such shares (as specifically defined). As of June 30, 1998, all options terminated.

   The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25. Had compensation cost for the plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the difference in the Company's pro forma net income would have been immaterial.

                           BELL BROADCASTING COMPANY

                           December 31, 1996 and 1997

6. INCOME TAXES:

   A reconciliation of the statutory federal income taxes to the recorded income tax (benefit) provision for the years ended December 31, 1996 and 1997 is as follows:

                                                               December 31,
                                                            -------------------
                                                              1996       1997
                                                            ---------  --------
     Statutory tax (@ 35% rate)............................ $(120,000) $ 19,000
     Effect of state taxes, net of federal.................    16,000     3,000
     Effect of graduated tax rate..........................       --    (12,000)
     Other nondeductible items.............................    23,000    28,000
     Nondeductible compensation expense....................     3,000     6,000
                                                            ---------  --------
       (Benefit) provision for income taxes................ $ (78,000) $ 44,000
                                                            =========  ========

   The components of the (benefit) provision for income taxes for the years ended December 31, 1996 and 1997 are as follows:

                                                               December 31,
                                                             ------------------
                                                               1996      1997
                                                             ---------  -------
     Current................................................ $(105,000) $20,000
     Deferred...............................................    27,000   24,000
                                                             ---------  -------
     (Benefit) provision for income taxes................... $ (78,000) $44,000
                                                             =========  =======

   Deferred income taxes reflect the net tax effect of temporary differences between the financial statement and tax basis of assets and liabilities. The significant components of the Company's deferred tax assets and liability as of December 31, 1997, are as follows:

                                                                    December 31,
                                                                        1997
                                                                    ------------
     Deferred tax assets--
       Reserve for bad debts.......................................   $ 10,000
     Deferred tax liability--
       Other.......................................................    (13,000)
                                                                      --------
     Net deferred tax liability....................................   $ (3,000)
                                                                      ========

7. SALE OF CAPITAL STOCK:

   On December 23, 1997, the stockholders of the Company entered into an Agreement with Radio One, Inc. to sell all of the issued and outstanding shares of the capital stock of the Company for approximately $34 million. Prior to the sale, the stockholders of the Company assumed certain debt totaling $771,000 and acquired certain assets of the Company totaling $99,000. The net book value of the assets acquired and the liabilities assumed prior to the sale was recorded as a capital contribution from the owners. The sale to Radio One, Inc. was completed on June 30, 1998.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
 Allur-Detroit, Inc.:

   We have audited the accompanying balance sheet of Allur-Detroit, Inc. (a wholly owned subsidiary of Syndicated Communications Venture Partners II, LP) for the year ended December 31, 1997, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Allur-Detroit, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allur-Detroit, Inc. for the year ended December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                        /s/ MITCHELL & TITUS LLP

Washington, D.C.,
March 25, 1998

                              ALLUR-DETROIT, INC.

                                 BALANCE SHEETS
                 As of December 31, 1997 and September 30, 1998

                                                     December 31, September 30,
                                                         1997         1998
                                                     ------------ -------------
                                                                   (Unaudited)
                       ASSETS
CURRENT ASSETS:
  Cash..............................................  $   86,000   $  172,000
  Trade accounts receivable, net of allowance of
   $77,000..........................................     410,000      805,000
  Prepaid expenses and other........................      55,000       42,000
                                                      ----------   ----------
    Total current assets............................     551,000    1,019,000
PROPERTY AND EQUIPMENT, net.........................      75,000       82,000
INTANGIBLE ASSETS, net..............................   7,563,000    7,429,000
                                                      ----------   ----------
    Total assets....................................  $8,189,000   $8,530,000
                                                      ==========   ==========
        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable an accrued expenses..............  $  829,000   $1,056,000
                                                      ----------   ----------
NOTES PAYABLE AND DEFERRED INTEREST.................   3,229,000    3,892,000
                                                      ----------   ----------
    Total liabilities...............................   4,058,000    4,948,000
                                                      ----------   ----------
COMMITMENTS
CUMULATIVE REDEEMABLE PREFERRED STOCK,
 $2,000 par value, 1,050 shares authorized, 1,050
 and 975 shares issued and outstanding,
 respectively.......................................   2,100,000    1,950,000
STOCKHOLDERS' EQUITY:
  Common stock, $1.00 par value, 1,000 shares
   authorized and 975 shares issued and
   outstanding......................................       1,000        1,000
  Additional paid-in capital........................   2,463,000    2,463,000
  Accumulated deficit...............................    (433,000)    (832,000)
                                                      ----------   ----------
    Total stockholders' equity......................   2,031,000    1,632,000
                                                      ----------   ----------
    Total liabilities and stockholders' equity......  $8,189,000   $8,530,000
                                                      ==========   ==========

      The accompanying notes are an integral part of these balance sheets.

                              ALLUR-DETROIT, INC.

                            STATEMENTS OF OPERATIONS
                      For the Year Ended December 31, 1997
           and for the Nine Months Ended September 30, 1997 and 1998

                                                           Nine Months Ended
                                                             September 30,
                                           December 31, ------------------------
                                               1997        1997         1998
                                           ------------ -----------  -----------
                                                        (Unaudited)  (Unaudited)
REVENUE:
  Broadcast revenue.......................  $2,473,000  $1,884,000   $2,509,000
  Less: Agency commissions................     259,000     207,000      379,000
                                            ----------  ----------   ----------
    Net broadcast revenue.................   2,214,000   1,677,000    2,130,000
                                            ----------  ----------   ----------
OPERATING EXPENSES:
  Programming and technical...............     894,000     477,000      592,000
  Selling, general and administrative.....   1,467,000   1,247,000    1,412,000
  Corporate expenses......................      36,000      27,000       27,000
  Depreciation and amortization...........     245,000     183,000      167,000
                                            ----------  ----------   ----------
    Total operating expenses..............   2,642,000   1,934,000    2,198,000
                                            ----------  ----------   ----------
    Operating loss........................    (428,000)   (257,000)     (68,000)
                                            ----------  ----------   ----------
INTEREST EXPENSE..........................     222,000     147,000      281,000
OTHER INCOME (EXPENSE), net...............     217,000     126,000      (50,000)
                                            ----------  ----------   ----------
    Loss before provision for income
     taxes................................    (433,000)   (278,000)    (399,000)
PROVISION FOR INCOME TAXES................         --          --           --
                                            ----------  ----------   ----------
    Net loss..............................  $ (433,000) $ (278,000)  $ (399,000)
                                            ==========  ==========   ==========


        The accompanying notes are an integral part of these statements.

                              ALLUR-DETROIT, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                      For the Year Ended December 31, 1997
                and for the Nine Months Ended September 30, 1998

                                          Additional                 Total
                                   Common  Paid-In   Accumulated Stockholders'
                                   Stock   Capital     Deficit      Equity
                                   ------ ---------- ----------- -------------
BALANCE, December 31, 1996........ $1,000 $2,463,000  $     --    $2,464,000
  Net loss........................    --         --    (433,000)    (433,000)
                                   ------ ----------  ---------   ----------
BALANCE, December 31, 1997........  1,000  2,463,000   (433,000)   2,031,000
  Net loss........................    --         --    (399,000)    (399,000)
                                   ------ ----------  ---------   ----------
BALANCE, September 30, 1998
 (unaudited)...................... $1,000 $2,463,000  $(832,000)  $1,632,000
                                   ====== ==========  =========   ==========



        The accompanying notes are an integral part of these statements.

                              ALLUR-DETROIT, INC.

                            STATEMENTS OF CASH FLOWS
                      For the Year Ended December 31, 1997
           and for the Nine Months Ended September 30, 1997 and 1998

                                                             September 30,
                                          December 31,  ------------------------
                                              1997         1997         1998
                                          ------------  -----------  -----------
                                                        (Unaudited)  (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss............................... $  (433,000)  $  (278,000)  $(399,000)
  Adjustments to reconcile net loss to
   net cash from operating activities:
    Depreciation and amortization........     245,000       183,000     167,000
    Effect of change in operating assets
     and liabilities--
      Trade accounts receivable..........      32,000       (95,000)   (395,000)
      Prepaid expenses and other.........     (45,000)      (59,000)     13,000
      Accounts payable and accrued
       expenses..........................    (172,000)      (60,000)    227,000
                                          -----------   -----------   ---------
        Net cash flows from operating
         activities......................    (373,000)     (309,000)   (387,000)
                                          -----------   -----------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment..................     (39,000)          --      (40,000)
                                          -----------   -----------   ---------
        Net cash flows from investing
         activities......................     (39,000)          --      (40,000)
                                          -----------   -----------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Redemption of preferred stock..........         --            --     (150,000)
  Repayment of debt......................  (1,676,000)   (1,257,000)        --
  Proceeds from notes payable............   2,152,000     1,614,000     663,000
                                          -----------   -----------   ---------
        Net cash flows from financing
         activities......................     476,000       357,000     513,000
                                          -----------   -----------   ---------
NET INCREASE IN CASH.....................      64,000        48,000      86,000
CASH, beginning of period................      22,000        22,000      86,000
                                          -----------   -----------   ---------
CASH, end of period...................... $    86,000   $    70,000   $ 172,000
                                          ===========   ===========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
 Cash paid for --
  Interest............................... $    81,000   $       --    $     --
                                          ===========   ===========   =========
  Income taxes........................... $       --    $       --    $     --
                                          ===========   ===========   =========

        The accompanying notes are an integral part of these statements.

                              ALLUR-DETROIT, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION:

   Allur-Detroit, Inc. (the Company) is a subsidiary of Syndicated Communications Ventures Partners II, LP (SYNCOM II). The Company's sole activity is to operate WWBR-FM, a radio station that broadcasts from Detroit, Michigan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Basis of Presentation

   The accompanying financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Interim Financial Statements

   The financial statements for the nine months ended September 30, 1997 and 1998, are unaudited but, in the opinion of management, such financial statements have been presented on the same basis as the audited financial statements for the year ended December 31, 1997, and include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations and cash flows for these periods.

 Property and Equipment

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method.

   The components of property and equipment as of December 31, 1997 and September 30, 1998, are as follows:

                                       December 31, September 30,  Period of
                                           1997         1998      Depreciation
                                       ------------ ------------- ------------
                                                     (Unaudited)
     Leasehold improvements...........   $  7,000     $  8,000      10 years
     Transmitter equipment............     17,000       17,000      5 years
     Studio and other technical
      equipment.......................     46,000       59,000      7 years
     Office furniture and equipment...     45,000       54,000      5 years
     Automobiles......................        --        17,000      5 years
                                         --------     --------
                                          115,000      155,000
     Less: Accumulated depreciation
      and
      amortization....................     40,000       73,000
                                         --------     --------
     Property and equipment, net......   $ 75,000     $ 82,000
                                         ========     ========

 Intangible Assets

   Management periodically reviews its unamortized intangible asset balances to ensure that those assets have not been impaired in accordance with the definition of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived assets and for Long-Lived assets to be disposed of." As of

                              ALLUR-DETROIT, INC.

September 30, 1998, management has made such evaluations and believes that the net intangible asset is realizable. In any period which management believes an impairment has occurred, management will write down the asset in accordance with this standard.

 Revenue Recognition

   Revenue for advertising is recognized when the commercial is broadcasted.

 Barter Arrangements

   Certain program contracts provide for the exchange of advertising air time in lieu of cash payments for the rights to such programming. These contracts are recorded as the programs are aired at the estimated fair value of the advertising air time given in exchange for the program rights.

   The Company broadcasts certain customers' advertising in exchange for equipment, merchandise and services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred barter costs and the corresponding obligation to broadcast advertising is recorded as deferred barter revenue. The deferred barter costs are expensed or capitalized as they are used, consumed or received. Deferred barter revenue is recognized as the related advertising is aired.

 Financial Instruments

   Financial instruments as of December 31, 1997, and September 30, 1998, consist of cash, trade accounts receivable, accounts payable, accrued expenses, preferred stock, and notes payable all of which the carrying amounts approximate fair value.

 New Accounting Standards

   During 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components. The Company adopted SFAS No. 130 during the nine months ended September 30, 1998, and has determined that the adoption of this statement has no impact on the financial statements, as the Company has no comprehensive income adjustments.

   During 1997, the FASB issues SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), which is effective for fiscal years beginning after December 15, 1997. This statement establishes a new approach for determining segments within a company and reporting information on those segments. The Company adopted this statement during the nine months ended September 30, 1998 and concluded that it had only one segment.

3. INTANGIBLE ASSETS:

   Intangible asset balances and periods of amortization as of December 31, 1997, and September 30, 1998, are as follows:

                                        December 31, September 30,  Period of
                                            1997         1998      Amortization
                                        ------------ ------------- ------------
                                                      (Unaudited)
     Goodwill and FCC license..........  $7,768,000   $7,768,000     40 years
     Less: Accumulated amortization....     205,000      339,000
                                         ----------   ----------
                                         $7,563,000   $7,429,000
                                         ==========   ==========

                              ALLUR-DETROIT, INC.

   Depreciation and amortization expense for the year ended December 31, 1997, and for the nine months ended September 30, 1997 and 1998, was $245,000, $183,000 and $167,000, respectively.

4. RELATED PARTY TRANSACTIONS:

 Notes Payable

   Notes payable consist of the following:

                                                      December 31, September 30,
                                                          1997         1998
                                                      ------------ -------------
                                                                    (Unaudited)
     SYNCOM II--long-term debt--10% annually.........  $1,676,000   $1,676,000
     SYNCOM III--long-term debt--10% annually........   1,362,000    1,362,000
     SYNCOM II--line of credit--8% annually..........     191,000      854,000
                                                       ----------   ----------
       Total.........................................  $3,229,000   $3,892,000
                                                       ==========   ==========

   The debt owed to SYNCOM II and SYNCOM III are due and payable in lump-sum the earlier of a sale of the license of Allur-Detroit, a sale of substantially all of the assets of Allur-Detroit, a sale of a controlling interest in the common stock shares of Allur-Detroit, or at December 31, 1999 (see Note 7). The debt is secured by the FCC license and assets of the Company.

 Management Fee

   The Company entered into an agreement with Syncom Management, Inc. whereby it pays $36,000 per year for accounting services. Syncom Management, Inc. also provides management and financial services to SYNCOM II, the owner of the Company.

5. COMMITMENTS:

 Operating Leases

   The Company rents office space and transmittal sites under several operating leases. These leases expire at various dates through 2002, with most containing renewal options.

   Future minimum rental payments under such noncancellable operating leases as of September 30, 1998, are as follows:

        Year
        ----
        1998 (remaining)................................................ $37,000
        1999............................................................ 148,000
        2000............................................................ 148,000
        2001............................................................  91,000
        2002............................................................  98,000

                              ALLUR-DETROIT, INC.

6. CUMULATIVE REDEEMABLE PREFERRED STOCK:

   On December 4, 1992, the Company issued 1,050 shares of cumulative redeemable preferred stock to PNC Bank, formerly Continental Bank. The preferred stock earns cumulative annual dividends of eight percent (8%) of par value.

   Under the terms of the PNC Bank/Allur-Detroit settlement agreement of December 31, 1996, redemption of the preferred stock shall occur at the date when: (i) repayment is effected in full of principal and interest on lenders' new notes, or (ii) at the maturity date of the new notes when the lenders shall cause the Company to repay, whichever happens first. In such a situation, all outstanding shares of preferred stock shall be redeemed at a price equal to the par value, plus an amount equal to both accrued and undeclared dividends payable from available funds as stipulated in Section 2.2 of the Shareholders Agreement dated December 4, 1992. As of September 30, 1998, circumstances supporting the redemption of the preferred stock did not occur.

   The Company had not declared and has not recorded an accrual for cumulative preferred stock dividends. At September 30, 1998, cumulative unpaid preferred dividends amounted to $958,667. Such dividends, if declared, would have been paid out of cumulative retained earnings of the Company, if any.

   On February 20, 1998, the Company paid $150,000, representing a partial payment toward the required redemption of the preferred stock held by PNC Bank. From this date hereof, the balance due for payment on the preferred stock is $1,950,000. Subsequent to September 30, 1998, the $1,950,000 of preferred stock was redeemed for the face value without the dividend being declared.

7. INCOME TAXES:

   The Company accounted for income taxes in accordance with Statement of Financial Accounting standards No. 109, "Accounting for Income Taxes" (SFAS
109). Under SFAS 109, deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Deferred taxes are based on tax laws as currently enacted.

   A reconciliation of the statutory federal income taxes to the recorded income tax provision for the year ended December 31, 1997, is as follows:

     Statutory Tax (@ 35% rate)..................................... $(152,000)
     Effect of state taxes, net of federal..........................   (18,000)
     Effect of graduated tax rate...................................     5,000
     Valuation reserve..............................................   165,000
                                                                     ---------
       Provision for income taxes................................... $     --
                                                                     =========

   The components of the provision for income taxes for the years ended December 31, 1997 are as follows:

     Current......................................................... $     --
     Deferred........................................................  (165,000)
     Valuation reserve...............................................   165,000
                                                                      ---------
       Provision for income taxes.................................... $     --
                                                                      =========

                              ALLUR-DETROIT, INC.

   Deferred income taxes reflect the net tax effect of temporary differences between the financial statement and tax basis of assets and liabilities. The significant components of the Company's deferred tax assets and liabilities as of December 31, 1997, are as follows:

     Deferred tax assets--
       NOL carryforward............................................. $180,000
     Deferred tax liabilities--
       Depreciation.................................................  (15,000)
                                                                     --------
     Net deferred tax asset-- ......................................  165,000
     Less:Valuation reserve......................................... (165,000)
                                                                     --------
     Deferred taxes included in the accompanying consolidated
      balance sheets................................................ $    --
                                                                     ========

   A 100% valuation reserve has been applied against the net deferred tax asset, as its realization is not considered to be more likely than not to be realized.

   As of December 31, 1997, there was approximately $400,000 of available net operating loss carry forwards that expire through 2011.

8. SUBSEQUENT EVENTS:

   On October 26, 1998, the stockholders of the Company entered into a stock purchase agreement with Radio One, Inc. to sell all of the issued and outstanding shares of capital stock of the Company for approximately $27 million. The sale is expected to be completed by December 31, 1998.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Radio One, Inc.:

   We have audited the accompanying combined balance sheets of the Richmond operations of Sinclair Telecable, Inc., consisting of stations WCDX-FM, WPLZ-FM, WJRV-FM and WGCV-AM (the Stations) as of December 31, 1997 and 1998, and the related combined statements of operations and changes in station equity and cash flows for the years then ended. These financial statements are the responsibility of the Stations' management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   The accompanying combined financial statements have been prepared from the separate records maintained by the Stations and may not be indicative of the conditions that would have existed or the results of operations had the Stations been operated as an unaffiliated entity. As discussed in Note 1, certain corporate overhead and other expenses represent allocations made by the Stations' parent.

   In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Richmond operations of Sinclair Telecable, Inc., consisting of stations WCDX-FM, WPLZ-FM, WJRV-FM and WGCV-AM as of December 31, 1997 and 1998 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                                    /s/ Arthur Andersen LLP

Baltimore, Maryland,
March 5, 1999

              THE RICHMOND OPERATIONS OF SINCLAIR TELECABLE, INC.

                            COMBINED BALANCE SHEETS
                        As of December 31, 1997 and 1998
                               and March 31, 1999

                                                                     March 31,
                                                 1997       1998       1999
                                              ---------- ---------- -----------
                                                                    (unaudited)
                   ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................. $   55,000 $  142,000 $   36,000
  Trade accounts receivable, net of allowance
   for doubtful accounts of $39,000, $50,000,
   44,000 respectively.......................  1,282,000  1,400,000  1,447,000
  Prepaid expenses and other.................     47,000     31,000     18,000
                                              ---------- ---------- ----------
    Total current assets.....................  1,384,000  1,573,000  1,501,000
PROPERTY AND EQUIPMENT, net..................    922,000  1,202,000  1,192,000
INTANGIBLE ASSETS, net.......................  4,065,000  3,692,000  3,599,000
                                              ---------- ---------- ----------
    Total assets............................. $6,371,000 $6,467,000 $6,292,000
                                              ========== ========== ==========
       LIABILITIES AND STATION EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses...... $  423,000 $  566,000 $  200,000
COMMITMENTS
STATION EQUITY...............................  5,948,000  5,901,000  6,092,000
                                              ---------- ---------- ----------
    Total liabilities and station equity..... $6,371,000 $6,467,000 $6,292,000
                                              ========== ========== ==========


 The accompanying notes are an integral part of these combined balance sheets.

              THE RICHMOND OPERATIONS OF SINCLAIR TELECABLE, INC.

        COMBINED STATEMENTS OF OPERATIONS AND CHANGES IN STATION EQUITY
                 For the Years Ended December 31, 1997 and 1998
               and the Three Months Ended March 31, 1998 and 1999

                                                   Three Months Ended March 31,
                                                   ------------------------------
                            1997         1998           1998            1999
                         -----------  -----------  --------------  --------------
                                                            (unaudited)
REVENUE:
  Broadcast revenue,
   including barter
   revenue of $249,000,
   $304,000, 79,495 and
   37,440 respectively.. $ 8,330,000  $ 8,509,000  $    1,785,000  $    1,625,000
  Less: Agency
   commissions..........   1,041,000    1,051,000         299,000         227,000
                         -----------  -----------  --------------  --------------
    Net broadcast
     revenue............   7,289,000    7,458,000       1,486,000       1,398,000
                         -----------  -----------  --------------  --------------
OPERATING EXPENSES:
  Program and
   technical............   1,313,000    1,498,000         273,000         354,000
  Selling, general and
   administrative.......   3,025,000    3,170,000         587,000         589,000
  Corporate
   allocations..........     311,000      413,000          90,000         122,000
  Depreciation and
   amortization.........     569,000      648,000         142,000         162,000
                         -----------  -----------  --------------  --------------
    Total operating
     expenses...........   5,218,000    5,729,000       1,092,000       1,227,000
                         -----------  -----------  --------------  --------------
    Net income..........   2,071,000    1,729,000         394,000         171,000
STATION EQUITY,
 beginning of year......   6,548,000    5,948,000       5,948,000       5,901,000
NET TRANSFER (TO) FROM
 PARENT.................  (2,671,000)  (1,776,000)       (516,000)         20,000
                         -----------  -----------  --------------  --------------
STATION EQUITY, end of
 year................... $ 5,948,000  $ 5,901,000  $    5,826,000  $    6,092,000
                         ===========  ===========  ==============  ==============


   The accompanying notes are an integral part of these combined statements.

              THE RICHMOND OPERATIONS OF SINCLAIR TELECABLE, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 1997 and 1998
               and the Three Months Ended March 31, 1998 and 1999

                                      December 31,              March 31,
                                 ------------------------  --------------------
                                    1997         1998        1998       1999
                                 -----------  -----------  ---------  ---------
                                                               (unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income...................  $ 2,071,000  $ 1,729,000  $ 394,000  $ 171,000
  Adjustments to reconcile net
   income to net cash from
   operating activities--
    Depreciation and
     amortization..............      569,000      648,000    142,000    162,000
    Effect of change in
     operating assets and
     liabilities--
      Trade accounts
       receivable..............      109,000     (118,000)   161,000    (47,000)
      Prepaid expenses and
       other...................      (33,000)      16,000     27,000     13,000
      Accounts payable and
       accrued expenses........      (63,000)     143,000   (180,000)  (366,000)
                                 -----------  -----------  ---------  ---------
        Net cash flows from
         operating activities..    2,653,000    2,418,000    544,000    (67,000)
                                 -----------  -----------  ---------  ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Purchase of property and
   equipment...................      (49,000)    (555,000)   (59,000)   (59,000)
                                 -----------  -----------  ---------  ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Net transfer (to) from
   parent......................   (2,671,000)  (1,776,000)  (516,000)    20,000
                                 -----------  -----------  ---------  ---------
(DECREASE) INCREASE IN CASH AND
 CASH EQUIVALENTS..............      (67,000)      87,000    (31,000)  (106,000)
CASH AND CASH EQUIVALENTS,
 beginning of year.............      122,000       55,000     55,000    142,000
                                 -----------  -----------  ---------  ---------
CASH AND CASH EQUIVALENTS, end
 of year.......................  $    55,000  $   142,000  $  24,000  $  36,000
                                 ===========  ===========  =========  =========


   The accompanying notes are an integral part of these combined statements.

              THE RICHMOND OPERATIONS OF SINCLAIR TELECABLE, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           December 31, 1997 and 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Organization and Business

   The radio stations, WCDX-FM, WPLZ-FM, WJRV-FM and WGCV-AM (Stations) are broadcast in the Richmond area. WCDX-FM, WPLZ-FM and WGCV-AM are owned by Sinclair Telecable, Inc. (Sinclair). WJRV-FM is owned by Commonwealth Broadcasting LLC (Commonwealth), a related party. Sinclair owns 25% of Commonwealth. The remaining 75% of Commonwealth is owned by some of the shareholders of Sinclair. Commonwealth has been fully consolidated into the combined financial statements of Sinclair Telecable, Inc. and Affiliates (combined, Sinclair).

   In March 1999, Sinclair entered into a letter of intent with Radio One, Inc. to sell ultimately all of the tangible and intangible assets of these Richmond operations for approximately $34 million. Sinclair and Radio One, Inc. intend to enter into a local marketing agreement under which Radio One, Inc. will operate these Richmond operations prior to completing its acquisition of these operations. Accordingly, these combined financial statements of the Richmond operations include the stations to be purchased by Radio One, Inc. All inter-station transactions have been eliminated in consolidation.

 Basis of Presentation

   The accompanying combined financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Interim Financial Statements (unaudited)

   The interim combined financial statements included herein for the Richmond operations of Sinclair Telecable, Inc. have been prepared by management, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In management's opinion, the interim financial data presented herein include all adjustments (which include only normal recurring adjustments) necessary for a fair presentation. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Results for interim periods are not necessarily indicative of results to be expected for the full year.

 Corporate Expenses

   The Stations are allocated certain corporate expenses for services provided by Sinclair based upon the percentage of revenue of each station to total revenue of all stations operated by Sinclair. Though management is of the opinion that all allocations used are reasonable and appropriate, other allocations might be used that could produce results substantially different from those reflected herein and these cost allocations might not be indicative of amounts which might be paid to unrelated parties for similar services or if Stations had been operated on a stand-alone basis.

   Sinclair corporate departmental expenses of $311,000 and $413,000 have been allocated to the Stations during 1997 and 1998, respectively, for management salaries and benefits, legal services, corporate office, and other miscellaneous expenses.

              THE RICHMOND OPERATIONS OF SINCLAIR TELECABLE, INC.

                           December 31, 1997 and 1998


   The acquisition of station WJRV-FM was partially financed with debt which was allocated to the Stations. This debt and related accrued interest expense was eliminated through cash transfers to the parent. Cash transfers in excess of amounts required to repay debt and secured interest reduces the Stations equity and is recorded as net transfer to parent.

 Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and money market accounts at various commercial banks. All cash equivalents have original maturities of 90 days or less. For cash and cash equivalents, cost approximates market value.

 Property and Equipment

   Property and equipment are recorded at cost and are being depreciated on a straight-line basis over various periods. The components of the Stations' property and equipment as of December 31, 1997 and 1998, are as follows:

                                                                   Period of
                                              1997       1998     Depreciation
                                            --------- ---------- --------------
   PROPERTY AND EQUIPMENT:
     Land.................................. $  57,000 $   57,000       --
     Building and leasehold improvements...   140,000    147,000 31 or 10 years
     Furniture and fixtures................   179,000    241,000 7 or 10 years
     Broadcasting equipment................ 2,145,000  2,611,000  5 to 7 years
     Vehicles..............................    55,000     75,000    5 years
                                            --------- ----------
                                            2,576,000  3,131,000
     Less: Accumulated depreciation........ 1,654,000  1,929,000
                                            --------- ----------
        Property and equipment, net........ $ 922,000 $1,202,000
                                            ========= ==========

   Depreciation expenses for the fiscal years ended December 31, 1997 and 1998, were $263,000 and $275,000, respectively.

 Revenue Recognition

   In accordance with industry practice, revenue for broadcast advertising is recognized when the commercial is broadcast.

 Barter Arrangements

   Certain program contracts provide for the exchange of advertising air time in lieu of cash payments for the rights to such programming. These contracts are recorded as the programs are aired at the estimated fair value of the advertising air time given in exchange for the program rights.

 Financial Instruments

   Financial instruments as of December 31, 1997 and 1998, consist of cash and cash equivalents, trade accounts receivables, accounts payable and accrued expenses, all of which the carrying amounts approximate fair value except.

              THE RICHMOND OPERATIONS OF SINCLAIR TELECABLE, INC.

                           December 31, 1997 and 1998


2. INTANGIBLE ASSETS:

   Intangible assets are being amortized on a straight-line basis over various periods. The intangible asset balances and periods of amortization as of December 31, 1997 and 1998, are as follows:

                                                                     Period of
                                                 1997       1998    Amortization
                                              ---------- ---------- ------------
   FCC broadcast license..................... $4,489,000 $4,489,000   15 Years
   Goodwill..................................     45,000     45,000   40 Years
   Debt financing............................     27,000     27,000 Life of Debt
   Organizational costs......................     99,000        --    5 Years
                                              ---------- ----------
     Total...................................  4,660,000  4,561,000
     Less: Accumulated amortization..........    595,000    869,000
                                              ---------- ----------
     Net intangible assets................... $4,065,000 $3,692,000
                                              ========== ==========

   Amortization expense for the fiscal years ended December 31, 1997 and 1998, was $306,000 and $373,000, respectively. During 1998, the Stations wrote off approximately $69,000 of unamortized start-up costs.

3. INCOME TAXES:

   As the Stations' parent company is an S corporation, no provision for income taxes has been included in the accompanying statements of operations.

4. COMMITMENTS:

   The Stations lease office space for its office and broadcast studios and a tower site under operating leases which expire through January 1, 2020. Rent expense for the years ended December 31, 1997 and 1998, was $152,000 and $154,000, respectively. The future minimum rental payments for the next five years are as follows:

      Year
      ----
      1999........................................................... $  185,000
      2000...........................................................    183,000
      2001...........................................................    189,000
      2002...........................................................    196,000
      2003...........................................................    104,000
      Thereafter.....................................................  1,335,000

5. PROFIT SHARING:

   Sinclair Telecable, Inc. has a 401(k) profit sharing plan for its employees. Sinclair Telecable, Inc. can contribute to the plan at the discretion of its board of directors. Sinclair Telecable, Inc. did not contribute to the plan during fiscal year 1997 or 1998.

6. SUBSEQUENT EVENT (unaudited):

   Effective June 1, 1999, Sinclair entered into a local marketing agreement with Radio One, Inc. As a result of the local marketing agreement, Sinclair's only operations, subsequent to the local marketing agreement, was the maintenance of the assets used by Radio One, Inc. in the local marketing agreement. As such, the three-month period ending March 31, 1999 was the last full quarter that Sinclair had operating results from operating the stations. As of June 30, 1999 the broadcast revenues and receivables from these stations were included in the financial statements of Radio One, Inc.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Radio One, Inc.:

We have audited the accompanying combined balance sheet of the stations WKJS-FM and WSOJ- FM of FM-100 (the Stations) as of December 31, 1998, and the related combined statements of operations and changes in station equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Stations' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying combined financial statements have been prepared from the separate records maintained by the Stations and may not be indicative of the conditions that would have existed or the results of operations had the Stations been operated as an unaffiliated entity. As discussed in Note 1, certain corporate overhead and other expenses represent allocations made by the Stations' parent.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the stations WKJS-FM and WSOJ-FM of FM-100, Inc., as of December 31, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                    /s/ Arthur Andersen LLP

Baltimore, Maryland,
 March 10, 1999

                  STATIONS WKJS-FM AND WSOJ-FM OF FM 100 INC.

                             COMBINED BALANCE SHEET

                   AS OF DECEMBER 31, 1998 AND JUNE 30, 1999
                                      ASSETS

                                                    December    June 30,
                                                    31, 1998      1999
                                                   ----------  -----------
                                                               (unaudited)
CURRENT ASSETS:
 Cash and cash equivalents                         $   34,000  $   87,000
 Trade accounts receivable, net of allowance for
  doubtful
  accounts of $28,000 and $61,000 respectively        326,000     773,000
  Prepaids and other                                      --       10,000
                                                   ----------  ----------
   Total current assets                               360,000     870,000
PROPERTY AND EQUIPMENT, net                         1,079,000   1,041,000
INTANGIBLE ASSETS, net                              3,343,000   3,282,000
                                                   ----------  ----------
   Total assets                                    $4,782,000  $5,193,000
                                                   ==========  ==========

                     LIABILITIES AND STATION EQUITY (DEFICIT)

CURRENT LIABILITIES:
 Accounts payable and accrued expenses             $  168,000  $  102,000
 Capital lease obligations                             13,000      16,000
                                                   ----------  ----------
   Total current liabilities                          181,000     118,000
LONG-TERM LIABILITIES:
 Allocation of long-term debt                       5,000,000   5,006,000
 Capital lease obligations                             49,000      48,000
                                                   ----------  ----------
   Total liabilities                                5,230,000   5,172,000
COMMITMENTS AND CONTINGENCIES
STATION EQUITY (DEFICIT)                             (448,000)     21,000
                                                   ----------  ----------
   Total liabilities and station equity (deficit)  $4,782,000  $5,193,000
                                                   ==========  ==========


    The accompanying notes are an integral part of this combined balance sheet.

                  STATIONS WKJS-FM AND WSOJ-FM OF FM 100 INC.

    COMBINED STATEMENT OF OPERATIONS AND CHANGES IN STATION EQUITY (DEFICIT)

                      For the Year Ended December 31, 1998
                            and the Six Months Ended
                             June 30, 1998 and 1999


                                         December         June 30,
                                           31,      ---------------------
                                           1998       1998        1999
                                        ----------  ---------  ----------
                                                        (unaudited)
REVENUE:
 Broadcast revenue, including barter
  revenue of $169,000                   $1,187,000  $ 320,000  $1,420,000
 Less: Agency commissions                  125,000        --          --
                                        ----------  ---------  ----------
   Net broadcast revenue                 1,062,000    320,000   1,420,000
                                        ----------  ---------  ----------
OPERATING EXPENSES:
 Program and technical                     192,000     86,000     131,000
 Selling, general and administrative       810,000    383,000     528,000
 Corporate allocations                      15,000      9,000       8,000
 Depreciation and amortization             416,000    172,000     182,000
                                        ----------  ---------  ----------
   Total operating expenses              1,433,000    650,000     849,000
                                        ----------  ---------  ----------
   Operating loss                         (371,000)  (330,000)    571,000
                                        ----------  ---------  ----------
OTHER INCOME (EXPENSE):
 Interest expense                         (500,000)  (240,000)   (231,000)
 Other income                               21,000      3,000       8,000
                                        ----------  ---------  ----------
   Total other income (expense), net      (479,000)  (237,000)   (223,000)
                                        ----------  ---------  ----------
   Net (loss) income                      (850,000)  (567,000)    348,000
STATION EQUITY (DEFICIT), beginning of
 year                                      177,000    177,000    (448,000)
NET TRANSFER FROM PARENT                   225,000        --      121,000
                                        ----------  ---------  ----------
STATION EQUITY (DEFICIT), end of year   $ (448,000) $(390,000) $   21,000
                                        ==========  =========  ==========


    The accompanying notes are an integral part of this combined balance sheet.

                  STATIONS WKJS-FM AND WSOJ-FM OF FM 100 INC.

                        COMBINED STATEMENT OF CASH FLOWS

                      For The Year Ended December 31, 1998
                and the Six Months Ended June 30, 1998 and 1999


                                              December 31,      June 30,
                                              ------------ -------------------
                                                  1998       1998       1999
                                              ------------ ---------  --------
                                                              (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss) income                             $(850,000)  $(567,000) $348,000
 Adjustments to reconcile net loss to net
  cash used in
  operating activities-
  Depreciation and amortization                  416,000     172,000   182,000
  Effect of change in operating assets and
   liabilities-
   Trade accounts receivable                    (257,000)   (350,000) (447,000)
   Prepaid expenses and other                      3,000      (2,000)  (10,000)
   Accounts payable and accrued expenses          99,000     (50,000)  (66,000)
                                               ---------   ---------  --------
    Net cash flows (used in) provided by
     operating activities                       (589,000)   (797,000)    7,000
                                               ---------   ---------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment              (58,000)    (40,000)  (81,000)
                                               ---------   ---------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net transfer from parent                        225,000     339,000   121,000
 Proceeds from parent debt                       427,000     500,000     6,000
                                               ---------   ---------  --------
    Net cash flows from financing activities     652,000     839,000   127,000
                                               ---------   ---------  --------
INCREASE IN CASH                                   5,000       2,000    53,000
CASH AND CASH EQUIVALENTS, beginning of year      29,000      29,000    34,000
                                               ---------   ---------  --------
CASH AND CASH EQUIVALENTS, end of year         $  34,000   $  31,000  $ 87,000
                                               =========   =========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
 Cash paid for interest                        $ 477,000   $ 217,000  $254,000
                                               =========   =========  ========


    The accompanying notes are an integral part of this combined balance sheet.

                  STATIONS WKJS-FM AND WSOJ-FM OF FM 100 INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Business

The radio stations (the Stations), WKJS-FM and WSOJ-FM, (currently WARV-FM) are broadcast in the Richmond area. The combined financial statements of the Stations were formed effective January 4, 1998, when FM 100, Inc. purchased station WKJS-FM for $4,500,000. Station WSOJ-FM was owned by FM 100, Inc. since 1994.

In February 1999, FM 100, Inc. signed an agreement with Radio One, Inc. to sell all tangible and intangible assets for approximately $12,000,000, subject to certain earn-out adjustments. The sale is expected to close during 1999. The accompanying combined financial statements include the assets, liabilities and results of operations of those stations to be acquired by Radio One, Inc. and were prepared from the financial statements of FM 100, Inc. All inter-station transactions have been eliminated in consolidation.

The Stations have incurred an operating loss of $371,000 and a net loss of $850,000 for the year ended December 31, 1998. Also, as of December 31, 1998, the Stations had a station deficit of $448,000. These factors, along with others could negatively impact future operations of the Stations.

Basis of Presentation

The accompanying combined financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interim Financial Statements

The interim combined financial statements included herein for the Stations have been prepared by management without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In management's opinion, the interim financial data presented herein include all adjustments (which include only normal recurring adjustments) necessary for a fair presentation. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Results for interim periods are not necessarily indicative of results to be expected for the full year.

On July 1, 1999, Radio One purchased the assets of the Stations.

Certain Corporate Expenses

The Stations are allocated certain corporate expenses for services provided by FM 100, Inc. based upon the percentage of revenue of each station to total revenue of all stations operated by FM 100, Inc. Though management is of the opinion that all allocations used are reasonable and appropriate, other allocations might be used that could produce results substantially different from those reflected herein and these cost allocations might not be indicative of amounts which might be paid to unrelated parties for similar services if the Stations had been operated on a stand-alone basis.

FM 100, Inc. corporate departmental expenses of $15,000 have been allocated to the Stations during 1998 for accounting services and other miscellaneous expenses.

                  STATIONS WKJS-FM AND WSOJ-FM OF FM 100 INC.

Property and Equipment

Property and equipment are recorded at cost and are being depreciated on a straight-line basis over various periods. The components of the Stations's property and equipment as of December 31, 1998, are as follows:

                                                                     Period of
                                                            1998    Depreciation
                                                         ---------- ------------
PROPERTY AND EQUIPMENT:
  Land.................................................. $  173,000         --
  Building..............................................    646,000   15 years
  Furniture and fixtures................................    211,000   10 years
  Broadcasting equipment................................    262,000    7 years
  Vehicles..............................................     17,000    5 years
                                                         ----------
                                                          1,309,000
  Less: Accumulated depreciation........................    230,000
                                                         ----------
    Property and equipment, net......................... $1,079,000
                                                         ==========

Depreciation expense for the fiscal year ended December 31, 1998, was $102,000.

Revenue Recognition

In accordance with industry practice, revenue for broadcast advertising is recognized when the commercial is broadcast.

Barter Arrangements

Certain program contracts provide for the exchange of advertising air time in lieu of cash payments for the rights to such programming. These contracts are recorded as the programs are aired at the estimated fair value of the advertising air time given in exchange for the program rights.

Financial Instruments

Financial instruments as of December 31, 1998, consist of cash and cash equivalents, trade accounts receivables, accounts payable, accrued expenses, long-term debt, and capital leases, all of which the carrying amounts approximate fair value.

Supplemental Cash Flow Information

During 1998, FM 100, Inc. obtained a $5,000,000 loan from a bank of which $4,500,000 was used to finance the purchase of WKJS-FM and $73,000 was used to pay debt issuance cost. The remaining $427,000 transferred to the Stations for operating purposes.

                  STATIONS WKJS-FM AND WSOJ-FM OF FM 100 INC.

2. INTANGIBLE ASSETS:

Intangible assets are being amortized on a straight-line basis over various periods. The intangible asset balances and periods of amortization as of December 31, 1998, are as follows:

                                                                     Period of
                                                            1998    Amortization
                                                         ---------- ------------
  FCC broadcast license................................. $3,628,000   15 Years
  Debt financing........................................     73,000 Life of Debt
                                                         ----------
    Total...............................................  3,701,000
    Less: Accumulated amortization......................    358,000
                                                         ----------
    Net intangible assets............................... $3,343,000
                                                         ==========

Amortization expense for the fiscal year ended December 31, 1998, was $314,000.

3. LONG-TERM DEBT:

The acquisition of WKJS-FM was financed with $4,500,000 of debt which has been allocated to the Stations. The debt accrued interest at 10% during 1998 and was originally due January 6, 1999, and has been refinanced to be due January 6, 2000.

FM 100, Inc. has borrowed $500,000 from a bank which has been allocated down to the Stations. The debt accrued interest at 10% during 1998 and was originally due January 6, 1999 and has been refinanced to be due January 6, 2000.

As of December 31, 1998, the Stations had various capital leases for equipment.

4. INCOME TAXES:

As the Stations' parent company is an S-Corporation, no provision for income taxes has been included in the accompanying statements of operations.

5. COMMITMENTS:

The Stations lease office space for their office and broadcast studios under an operating lease which expires during 1999. Rent expense for the year ended December 31, 1998, was $16,064. The future minimum rental payment is $9,311.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Radio One, Inc.:

   We have audited the accompanying balance sheet of Greater Media Radio Company (a Pennsylvania Corporation) as of December 31, 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greater Media Radio Company as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Baltimore, Maryland,
February 11, 2000
                                                         /s/ Arthur Andersen LLP

                          GREATER MEDIA RADIO COMPANY

                                 BALANCE SHEETS
                AS OF DECEMBER 31, 1998, AND SEPTEMBER 30, 1999

                                                     December 31, September 30,
                                                         1998         1999
                                                     ------------ -------------
                                                                   (Unaudited)
                       ASSETS
                       ------
CURRENT ASSETS:
 Cash and cash equivalents..........................  $  357,000   $   324,000
 Trade accounts receivable, net of allowance for
  doubtful accounts of $60,000 and $137,000,
  respectively......................................   1,023,000     1,637,000
 Prepaid expenses and other.........................     152,000        23,000
 Advance to officer.................................     102,000            --
                                                      ----------   -----------
    Total current assets ...........................   1,634,000     1,984,000
PROPERTY AND EQUIPMENT, net.........................     371,000       320,000
                                                      ----------   -----------
    Total assets....................................  $2,005,000   $ 2,304,000
                                                      ==========   ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
CURRENT LIABILITIES:
 Accounts payable ..................................  $  189,000   $   128,000
 Accrued liabilities................................     122,000       257,000
 Related party advance..............................     169,000       169,000
                                                      ----------   -----------
    Total current liabilities.......................     480,000       554,000
                                                      ----------   -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
 Common stock--$.10 par value; 1,000 shares
  authorized, issued and outstanding................         --            --
 Additional paid-in capital ........................      62,000        62,000
 Retained earnings..................................   1,463,000     1,688,000
                                                      ----------   -----------
    Total stockholders' equity......................   1,525,000     1,750,000
                                                      ----------   -----------
    Total liabilities and stockholders' equity......  $2,005,000   $ 2,304,000
                                                      ==========   ===========

      The accompanying notes are an integral part of these balance sheets.

                          GREATER MEDIA RADIO COMPANY

                            STATEMENTS OF OPERATIONS
                      For the Year Ended December 31, 1998
           and for the Nine Months Ended September 30, 1998 and 1999

                                                             September 30,
                                           December 31, -----------------------
                                               1998        1998        1999
                                           ------------ ----------- -----------
                                                        (Unaudited) (Unaudited)
REVENUE:
 Broadcast revenue, including barter
  revenue of $250,000, 150,000 and
  $100,000, respectively.................  $ 7,663,000  $ 5,651,000 $ 6,562,000
 Less: Agency commissions................      824,000      641,000     644,000
                                           -----------  ----------- -----------
   Net broadcast revenues................    6,839,000    5,010,000   5,918,000
                                           -----------  ----------- -----------
OPERATING EXPENSES:
 Programming and technical...............    1,840,000    1,418,000   1,265,000
 Selling, general and administrative.....    3,938,000    2,622,000   3,112,000
 Corporate expenses......................      584,000      403,000     448,000
 Depreciation............................       95,000       70,000      70,000
                                           -----------  ----------- -----------
   Total operating expenses..............    6,457,000    4,513,000   4,895,000
                                           -----------  ----------- -----------
   Operating income......................      382,000      497,000   1,023,000
OTHER INCOME, net........................      102,000       14,000      64,000
                                           -----------  ----------- -----------
   Net income............................  $   484,000  $   511,000 $ 1,087,000
                                           ===========  =========== ===========

        The accompanying notes are an integral part of these statements.

                          GREATER MEDIA RADIO COMPANY

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                      For The Year Ended December 31, 1998
                  and the Nine Months Ended September 30, 1999

                                    Common
                                    Stock  Additional                 Total
                                    Class   Paid-In    Retained   Stockholders'
                                      A     Capital    Earnings      Equity
                                    ------ ---------- ----------  -------------
BALANCE, December 31, 1997......... $  --   $62,000   $1,156,000   $1,218,000
 Net income........................    --        --      484,000      484,000
 Capital contribution for imputed
  expenses.........................    --        --       50,000       50,000
 Distribution to shareholders......    --        --     (227,000)    (227,000)
                                    -----   -------   ----------   ----------
BALANCE, December 31, 1998.........    --    62,000    1,463,000    1,525,000
 Net income........................    --        --    1,087,000    1,087,000
 Capital contribution for imputed
  expenses.........................    --        --       38,000       38,000
 Distribution to shareholders......    --        --     (900,000)    (900,000)
                                    -----   -------   ----------   ----------
BALANCE, September 30, 1999
 (unaudited)                        $  --   $62,000   $1,688,000   $1,750,000
                                    =====   =======   ==========   ==========

        The accompanying notes are an integral part of these statements.

                          GREATER MEDIA RADIO COMPANY

                            STATEMENTS OF CASH FLOWS
                      For The Year Ended December 31, 1998
           and for the Nine Months Ended September 30, 1998 and 1999

                                                              September 30
                                                         -----------------------
                                            December 31,
                                                1998         1998        1999
                                            ------------ ----------- -----------
                                                         (Unaudited) (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income...............................    $484,000    $511,000   $1,087,000
 Adjustments to reconcile net income to
  net cash from operating activities:
  Depreciation and amortization...........      95,000      70,000       70,000
  Gain on disposal of assets..............      (4,000)         --           --
  Noncash expense.........................      50,000      38,000       38,000
  Effect of change in operating assets and
   liabilities-
   Trade accounts receivable..............     310,000     (65,000)    (614,000)
   Prepaid expenses and other.............     (72,000)    (64,000)     129,000
   Accounts payable.......................      91,000      69,000      (61,000)
   Accrued liabilities....................    (648,000)   (627,000)     135,000
                                              --------    --------   ----------
    Net cash flows from operating
     activities...........................     306,000     (68,000)    (784,000)
                                              --------    --------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of assets.............      36,000          --           --
 Acquisition of property and equipment....    (144,000)    (89,000)     (19,000)
 Advance to officer.......................    (102,000)   (100,000)          --
                                              --------    --------   ----------
    Net cash flows from investing
     activities...........................    (210,000)   (189,000)     (19,000)
                                              --------    --------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayment of debt........................    (317,000)   (270,000)          --
 Distribution to shareholders.............    (227,000)         --     (798,000)
                                              --------    --------   ----------
    Net cash flows from financing
     activities...........................    (544,000)   (270,000)    (798,000)
                                              --------    --------   ----------
NET DECREASE IN CASH......................    (448,000)   (527,000)     (33,000)
CASH AND CASH EQUIVALENTS, beginning of
 period...................................     805,000     805,000      357,000
                                              --------    --------   ----------
CASH AND CASH EQUIVALENTS, end of period..    $357,000    $278,000   $  324,000
                                              ========    ========   ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
 Cash paid for interest...................    $  5,000    $  5,000   $       --
                                              ========    ========   ==========
 Noncash repayment of advance to officer..    $     --    $     --   $  102,000
                                              ========    ========   ==========

        The accompanying notes are an integral part of these statements.

                          GREATER MEDIA RADIO COMPANY

                         NOTES TO FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies:

Organization

   Greater Media Radio Company (the Company), a Pennsylvania corporation, is a radio broadcaster, broadcasting on station WPLY-FM located in the Philadelphia metropolitan area.

   In December 1999, the Company entered into an agreement to sell the assets of the Company to Radio One, Inc. for approximately $80 million.

Basis of Presentation

   The accompanying financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interim Financial Statements (unaudited)

   The interim financial statements included herein for the Company have been prepared by management, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In management's opinion, the interim financial data presented herein include all adjustments (which include only normal recurring adjustments) necessary for a fair presentation. Results for interim periods are not necessarily indicative of results to be expected for the full year.

Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and overnight investments.

Property and Equipment

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

   The components of the Company's property and equipment as of December 31, 1998, and September 30, 1999, are as follows:

                                            December 31, September 30,  Period of
                                               1998         1999      Depreciation
                                           ------------ ------------- ------------
                                                           (Unaudited)
Equipment                                    $1,118,000  $1,137,000   3-5 Years
Leasehold improvements                          202,000     202,000   Life of Lease
                                             ----------  ----------
  Total property and equipment..............  1,320,000   1,339,000
Less: Accumulated depreciation..............    949,000   1,019,000
                                             ----------  ----------
Property and equipment, net................. $  371,000  $  320,000
                                             ==========  ==========

Revenue Recognition

   Revenue for advertising is recognized when the commercial is broadcasted.

Barter Arrangements

   Certain program contracts provide for the exchange of advertising air time in lieu of cash payments for the rights to such programming. These contracts are recorded as the programs are aired at the estimated fair value of the advertising air time given in exchange for the program rights.

   The Company broadcasts certain customers' advertising in exchange for equipment, merchandise and services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred barter costs and the corresponding obligation to broadcast advertising is recorded as deferred barter revenues. The deferred barter costs are expensed or capitalized as they are used, consumed or received. Deferred barter revenues are recognized as the related advertising is aired.

Financial Instruments

   Financial instruments as of December 31, 1998, and September 30, 1999, consist of cash, trade accounts receivables, accounts payable, accrued expenses and related party debt, all of which the carrying amounts approximate fair value.

Segment Reporting

   The Company believes it has only one operating segment--radio broadcasting.

2. Debt:

   The Company has an unsecured noninterest-bearing note from Greater Media Tower Company, a related party, which is payable on demand. For the year ended December 31, 1998, and for the nine months ended September 30, 1998 and 1999, the Company has imputed an interest charge of $10,000, $8,000 and $8,000, respectively, using an assumed rate of 6% which is recorded in other income, net.

3. Commitments:

   The Company leases office space for its office and broadcast studios and a tower site under operating leases which expire through August 31, 2005. Rent expense for the year ended December 31, 1998, and for the nine months ended September 30, 1998 and 1999, was $76,000, $53,000 and $61,000, respectively.
The future minimum rental payments for the next five years are as follows:

  Year

  1999 (remaining).................................................... $  21,000
  2000................................................................    79,000
  2001................................................................    71,000
  2002................................................................    65,000
  2003................................................................    61,000
  2004................................................................    61,000
  Thereafter..........................................................    38,000
                                                                       ---------
                                                                       $ 396,000
                                                                       =========

4. Income Taxes:

   As the Company is an S corporation, no provision for income taxes has been included in the accompanying statements of operations. The Company makes distributions to its shareholders to cover taxes on the Company's earnings.

                          GREATER MEDIA RADIO COMPANY

5.Related Party Transactions:

   In addition to the note to Greater Media Tower Company described in Note 2, the Company has a tower lease agreement with a partnership in which an officer of the Company is a member. No rent was charged by the partnership for the year ended December 31, 1998, and the nine months ended September 30, 1999.

   The Company also leases office space from a partnership in which an officer of the Company is a member. No rent was charged to the partnership for the year ended December 31, 1998, and for the nine months ended September 30, 1999.

   The Company estimates that the fair market value of the office space and tower rent not charged was $40,000, $30,000 and $30,000 for the year ended December 31, 1998, and for the nine months ended September 30, 1998 and 1999, respectively. These amounts have been recorded in selling, general and administrative expense, along with the imputed interest on a related party note (see Note 2) in the accompanying financial statements. The offset to these expenses is a capital contribution.

   As of December 31, 1998, the Company had a receivable from an officer of the Company. This receivable was repaid in 1999 through an offset of distributions to this stockholder.

   During the year ended December 31, 1998, and the nine months ended September 30, 1998 and 1999, the Company paid management fees to related parties of $78,000, $53,000 and $25,000, respectively, which has been recorded in corporate expenses.

6.Profit sharing Plan:

   The Company has a 401(k) and discretionary profit sharing plan covering substantially all of its employees. There were no contributions to the plan during the year ended December 31, 1998, and the nine months ended September 30, 1999.

                              [LOGO OF RADIO ONE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                          Amount
                                                                          to be
                                                                           Paid
                                                                          ------
Registration fee.........................................................  $
NASD filing fee..........................................................
Nasdaq National Market listing fee.......................................
Printing and engraving expenses..........................................
Legal fees and expenses..................................................
Accounting fees and expenses.............................................
Transfer agent & registrar fees..........................................
Miscellaneous............................................................
                                                                           ----
  Total..................................................................  $
                                                                           ====

--------

Item 14. Indemnification of Directors and Officers.

   Radio One's Amended and Restated By-Laws incorporate substantially the provisions of the General Corporation Law of the State of Delaware (the "DGCL") in providing for indemnification of directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an officer or director of Radio One. In addition, Radio One is authorized to indemnify employees and agents of Radio One and may enter into indemnification agreements with its directors and officers providing mandatory indemnification to them to the maximum extent permissible under Delaware law.

   Radio One's Amended and Restated Certificate of Incorporation provides that Radio One shall indemnify (including indemnification for expenses incurred in defending or otherwise participating in any proceeding) its directors and officers to the fullest extent authorized or permitted by the DGCL, as it may be amended, and that such right to indemnification shall continue as to a person who has ceased to be a director or officer of Radio One and shall inure to the benefit of his or her heirs, executors and administrators except that such right shall not apply to proceedings initiated by such indemnified person unless it is a successful proceeding to enforce indemnification or such proceeding was authorized or consented to by the board of directors. Radio One's certificate of incorporation also specifically provides for the elimination of the personal liability of a director to the corporation and its stockholders for monetary damages for breach of fiduciary duty as director. The provision is limited to monetary damages, applies only to a director's actions while acting within his or her capacity as a director, and does not entitle Radio One to limit director liability for any judgment resulting from (a) any breach of the director's duty of loyalty to Radio One or its stockholders;
(b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) paying an illegal dividend or approving an illegal stock repurchase; or (d) any transaction from which the director derived an improper benefit.

   Section 145 of the DGCL provides generally that a person sued (other than in a derivative suit) as a director, officer, employee or agent of a corporation may be indemnified by the corporation for reasonable expenses, including counsel fees, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person's conduct was unlawful. In the case of a derivative suit, a director, officer, employee or agent of the corporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if the person has acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in the case of a derivative suit in respect of any claim as to, which such director, officer, for reasonable expenses, including attorneys' fees, if the person has acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in the case of a derivative suit in respect of any claim as to, which such director, officer, employee or agent has been adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for proper expenses. Indemnification is mandatory under section 145 of the DGCL in the case of a director or officer who is successful on the merits in defense of a suit against him.

   The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify Radio One, the directors, certain officers and controlling persons of Radio One, Inc. against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

   Radio One maintains directors and officers liability insurance for the benefit of its directors and certain of its officers.

Item 15. Recent Sales of Unregistered Securities.

   On May 19, 1997, Radio One issued approximately $85.5 million (aggregate principal amount) of 12% senior subordinated notes to certain investors. Such notes were offered pursuant to Rule 144A under the Securities Act.

   On May 19, 1997, Radio One issued approximately $20.9 million of Series A and Series B 15% senior cumulative preferred stock to certain investors. Such shares were issued pursuant to the exemption from registration provided by
Section 4(2) of Securities Act.

   On January 25, 1999, Radio One issued an aggregate of 51,194 shares of common stock to its Chief Financial Officer. These shares were issued pursuant to the exemption from registration provided by Rule 701 under the Securities Act.

   On February 25, 1999, pursuant to a plan of recapitalization, Radio One issued to the holders of its class A common stock, in exchange for all of the outstanding shares of class A common stock, 46.15 shares of class B common stock and 92.3 shares of class C common stock. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

   On March 30, 1999, Radio One issued approximately 3.3 million shares of common stock to the shareholders of ROA in connection with Radio One's acquisition of ROA. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

   (a) The following exhibits are filed as part of this registration statement.

    1.1 Form of Underwriting Agreement (to be filed by Amendment to this Registration Statement on Form S-1).
    3.1 Certificate of Incorporation of Radio One, Inc. (incorporated by reference to Radio One's Amendment to its Registration Statement on Form S-1 filed on May 4, 1999 (File No. 333-74351; Film No. 99610524)).
    3.2 Amended and Restated By-laws of Radio One, Inc. (incorporated by reference to Radio One's Quarterly Report on Form 10-Q for the period ended June 30, 1999 (File No. 000-25969; Film No. 99686684)).
    4.1 Indenture dated as of May 15, 1997 among Radio One, Inc., Radio One
        Licenses, Inc. and United States Trust Company of New York
        (incorporated by reference to Radio One's Annual Report on Form 10-K for the period ended December 31, 1997 (File No. 333-30795; Film No.
        98581327)).

     4.2    First Supplemental Indenture dated as of June 30, 1998, to
            Indenture dated as of May 15, 1997, by and among Radio One, Inc., as Issuer and United States Trust Company of New York, as Trustee, by and among Radio One, Inc., Bell Broadcasting Company, Radio One of Detroit, Inc., and United States Trust Company of New York, as
            Trustee (incorporated by reference to Radio One's Current Report on
            Form 8-K filed July 13, 1998 (File No. 333-30795; Film
            No. 98665139)).
     4.3    Second Supplemental Indenture dated as of December 23, 1998, to
            Indenture dated as of May 15, 1997, by and among Radio One, Inc., as Issuer and United States Trust Company of New York, as Trustee, by and among Radio One, Inc., Allur-Detroit, Allur Licenses, Inc., and United States Trust Company of New York, as Trustee
            (incorporated by reference to Radio One's Current Report on Form 8-
            K filed January 12, 1999 (File No. 333-30795; Film No. 99504706)).
     4.7    Standstill Agreement dated as of June 30, 1998 among Radio One,
            Inc., the subsidiaries of Radio One, Inc., United States Trust
            Company of New York and the other parties thereto (incorporated by reference to Radio One's Quarterly Report on Form 10-Q for the period ended June 30, 1998 (File No. 333-30795; Film No.
            98688998)).
     4.9    Stockholders Agreement dated as of March 2, 1999 among Catherine L.
            Hughes and Alfred C. Liggins, III (incorporated by reference to
            Radio One's Quarterly Report on Form 10-Q for the period ended June
            30, 1999 (File No. 000-25969; Film No. 99686684)).
     5.1 Form of Opinion and consent of Kirkland & Ellis (to be filed by Amendment to this Registration Statement on Form S-1).
    10.1    Office Lease dated February 3, 1997 between National Life Insurance
            Company and Radio One, Inc. for premises located at 5900 Princess
            Garden Parkway, Lanham, Maryland, as amended on February 24, 1997
            (incorporated by reference to Radio One's Annual Report on Form 10-
            K for the period ended December 31, 1997 (File No. 333-30795; Film
            No. 98581327)).
    10.1(a) Amendment to Office Lease dated January 22, 1999 between National
            Life Insurance Company and Radio One, Inc. for premises located at
            5900 Princess Garden Parkway, Lanham, Maryland (incorporated by reference to Radio One's Quarterly Report on Form 10-Q for the period ended June 30, 1999 (File No. 000-25969; Film No.
            99686684)).
    10.3    Office Lease commencing November 1, 1993 between Chalrep Limited
            Partnership and Radio One, Inc., with respect to the property located at 100 St. Paul Street, Baltimore, Maryland (incorporated by reference to Radio One's Annual Report on Form 10-K for the period ended December 31, 1997 (File No. 333-30795; Film No.
            98581327)).
    10.6 Warrantholders' Agreement dated as of June 6, 1995, as amended by the First Amendment to Warrantholders' Agreement dated as of May
            19, 1997, among Radio One, Inc., Radio One Licenses, Inc. and the other parties thereto (incorporated by reference to Radio One's
            Annual Report on Form 10-K for the period ended December 31, 1997
            (File No. 333-30795; Film No. 98581327)).
    10.7(a) Second Amendment to the Warrantholders' Agreement dated as of May
            3, 1999, among Radio One, Inc., Radio One Licenses, Inc. and the other parties thereto (incorporated by reference to Radio One's
            Quarterly Report on Form 10-Q for the period ended June 30, 1999
            (File No. 000-25969; Film No. 99686684)).
    10.17 Credit agreement dated June 30, 1998 among Radio One, Inc., as the borrower and NationsBank, N.A., as Documentation Agent and Credit
            Suisse First Boston as the Agent (incorporated by reference to Radio One's Quarterly Report on Form 10-Q for the period ended June
            30, 1998 (File No. 333-30795; Film No. 98688998)).
    10.21   Time Management and Services Agreement dated March 17, 1998, among
            WYCB Acquisition Corporation, Broadcast Holdings, Inc., and Radio
            One, Inc. (incorporated by reference to Radio One's Annual Report on Form 10-K for the period ended December 31, 1997
            (File No. 333-30795; Film No. 98581327)).
    10.30   Agreement dated February 20, 1998 between WUSQ License Limited
            Partnership and Radio One, Inc. (incorporated by reference to Radio
            One's Annual Report on Form 10-K for the period ended December 31,
            1997 (File No. 333-30795; Film No. 98581327)).

    10.40 Merger Agreement dated as of March 30, 1999 relating to the acquisition of Radio One of Atlanta, Inc. (incorporated by reference to Radio One's Quarterly Report on Form 10-Q for the period ended June 30, 1998 (File No. 333-30795; Film No.
             98688998)).
    10.41 Asset Purchase Agreement dated as of November 23, 1998 (as amended on December 4, 1998) relating to the acquisition of WFUN-FM, licensed to Bethalto, Illinois (incorporated by reference to Radio
             One's Amendment No. 3 to its registration statement on Form S-1 filed on April 14, 1999 (File No. 333-74351; Film No. 99593769)).
    10.42 Asset Purchase Agreement relating to the Acquisition of WENZ-FM and WERE-AM, both licensed to Cleveland, Ohio (incorporated by reference to Radio One's Amendment No. 3 to its registration statement on Form S-1 filed on April 14, 1999 (File No. 333-74351;
             Film No. 99593769)).
    10.43 Asset Purchase Agreement dated as of February 10, 1999 relating to the acquisition of WDYL-FM, licensed to Chester, Virginia
             (incorporated by reference to Radio One's Amendment No. 3 to its registration statement on Form S-1 filed on April 14, 1999 (File
             No. 333-74351; Film No. 99593769)).
    10.44 Asset Purchase Agreement dated as of February 26, 1999 relating to the acquisition of WJKS-FM, licensed to Crewe Virginia, and WARV-
             FM, licensed Petersburg, Virginia (incorporated by reference to Radio One's Amendment No. 3 to its registration statement on Form
             S-1 filed on April 14, 1999 (File No. 333-74351; Film No.
             99593769)).
    10.45 Asset Purchase Agreement dated as of May 6, 1999 relating to the acquisition of WCDX-FM, licensed to Mechanicsville, Virginia, WPLZ-FM, licensed to Petersburg, Virginia, WJRV-FM licensed to Richmond, Virginia, and WGCV-AM licensed to Petersburg, Virginia
             (incorporated by reference to Radio One's Registration Statement on Form S-1 filed on October 25, 1999 (File No. 333-89607; Film
             No. 99732728)).
    10.45(a) Time Brokerage Agreement dated May 5, 1999 among Radio One, Inc.
             and Sinclair Telecable, Inc. Commonwealth Broadcasting, L.L.C. and
             Radio One, Inc. (incorporated by reference to Radio One's
             Quarterly Report on Form 10-Q for the period ended June 30, 1999
             (File No. 000-25969; Film No. 99686684)).
    10.46 Stock Purchase Agreement dated as of October 26, 1998, by and between Radio One and Syndicated Communications Venture Partners,
             II, L.P. (incorporated by reference to Radio One's Annual Report on Form 10-K for the period ended December 31, 1998
             (File No. 333-30795; Film No. 99581532)).
    10.50    Amended and Restated Credit Agreement dated as of February 26,
             1999, among Radio One, Inc., as the borrower, and Nations Bank,
             N.A., as Administrative Agent, and Credit Suisse First Boston, as the Documentation Agent (incorporated by reference to Radio One's
             Amendment No. 3 to its registration statement on Form S-1 filed on April 14, 1999 (File No. 333-74351; Film No. 99593769)).
    10.52 Asset Purchase Agreement dated as of May 24, 1999 relating to the acquisition of WBOT-FM, licensed to Brockton, Massachusetts
             (incorporated by reference to Radio One's Quarterly Report on Form
             10-Q for the period ended June 30, 1999 (File No. 000-25969; Film
             No. 99686684)).
    10.53    Time Brokerage Agreement dated May 24, 1999 among Radio One, Inc.
             and Radio Station WBOT-FM, Brockton, Massachusetts (incorporated by reference to Radio One's Quarterly Report on Form 10-Q for the period ended June 30, 1999 (File No. 000-25969; Film
             No. 99686684)).
    10.54 Agreement and Plan of Warrant Recapitalization dated as of February 25, 1999, among Radio One, Inc., Radio One Licenses, Inc.
             and the other parties thereto (incorporated by reference to Radio
             One's Quarterly Report on Form 10-Q for the period ended June 30,
             1999 (File No. 000-25969; Film No. 99686684)).

    10.55 Employment Agreement between Radio One, Inc. and Scott R. Royster dated effective as of January 1, 1999 (incorporated by reference to Radio One's Registration Statement on Form S-1 filed on October 25,
          1999 (File No. 333-89607; Film No. 99732728)).
    10.57 Asset Purchase Agreement dated as of December 1, 1999 relating to the acquisition of WPLY-FM, licensed to Philadelphia, Pennsylvania.
    21.1  Subsidiaries of Radio One, Inc. (incorporated by reference to Radio
          One's Registration Statement on Form S-1 filed on March 12, 1999
          (File No. 333-74351; Film No. 99564316)).
    23.1  Consent of Arthur Andersen, L.L.P.
    23.2  Consent of Mitchell & Titus, L.L.P.
    23.3  Consent of Kirkland & Ellis (included in Exhibit 5.1).
    27.1  Financial Data Schedule.

Item 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lanham, Maryland on February 14, 2000.

                                             Radio One, Inc.

                                                   /s/ Scott R. Royster
                                          By: _________________________________
                                          Name: Scott R. Royster
                                          Title:Executive Vice President and
                                                 Chief Financial Officer

                        POWER OF ATTORNEY AND SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on the date indicated.

   We, the undersigned officers and directors of Radio One, Inc., hereby severally constitute and appoint Alfred C. Liggins, III and Scott R. Royster and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and generally to do all things in our names and on our behalf in such capacities to enable Radio One, Inc. to comply with the provisions of the Securities Act, as amended, and all requirements of the SEC.

                                Radio One, Inc.

             Signature                         Title(s)                   Date
             ---------                         --------                   ----
      /s/ Catherine L. Hughes        Chairperson of the Board of   February 14, 2000
____________________________________  Directors
        Catherine L. Hughes

         /s/ Terry L. Jones          Director                      February 14, 2000
____________________________________
           Terry L. Jones

        /s/ Brian W. McNeill         Director                      February 14, 2000
____________________________________
          Brian W. McNeill

        /s/ Larry D. Marcus          Director                      February 14, 2000
____________________________________
          Larry D. Marcus

     /s/ Alfred C. Liggins, III      President and Chief           February 14, 2000
____________________________________  Executive Officer
       Alfred C. Liggins, III         (Principal Executive
                                      Officer) and Director

        /s/ Scott R. Royster         Executive Vice President and  February 14, 2000
____________________________________  Chief Financial Officer
          Scott R. Royster            (Principal Financial and
                                      Accounting Officer)

                                 EXHIBIT INDEX

 Exhibit
   No.                              Description                            Page
 -------                            -----------                            ----
   1.1    Form of Underwriting Agreement (to be filed by Amendment to this Registration Statement on Form S-1).
   3.1    Certificate of Incorporation of Radio One, Inc. (incorporated by reference to Radio One's Amendment to its Registration
          Statement on Form S-1 filed on May 4, 1999 (File No. 333-
          74351; Film No. 99610524)).
   3.2    Amended and Restated By-laws of Radio One, Inc. (incorporated by reference to Radio One's Quarterly Report on Form 10-Q for the period ended June 30, 1999 (File No. 000-25969; Film
          No. 99686684)).
   4.1    Indenture dated as of May 15, 1997 among Radio One, Inc.,
          Radio One Licenses, Inc. and United States Trust Company of
          New York (incorporated by reference to Radio One's Annual
          Report on Form 10-K for the period ended December 31, 1997
          (File No. 333-30795; Film No. 98581327)).
   4.2    First Supplemental Indenture dated as of June 30, 1998, to
          Indenture dated as of May 15, 1997, by and among Radio One,
          Inc., as Issuer and United States Trust Company of New York,
          as Trustee, by and among Radio One, Inc., Bell Broadcasting
          Company, Radio One of Detroit, Inc., and United States Trust
          Company of New York, as Trustee (incorporated by reference to
          Radio One's Current Report on Form 8-K filed July 13, 1998
          (File No. 333-30795; Film No. 98665139)).
   4.3    Second Supplemental Indenture dated as of December 23, 1998, to Indenture dated as of May 15, 1997, by and among Radio One,
          Inc., as Issuer and United States Trust Company of New York,
          as Trustee, by and among Radio One, Inc., Allur-Detroit, Allur
          Licenses, Inc., and United States Trust Company of New York,
          as Trustee (incorporated by reference to Radio One's Current
          Report on Form 8-K filed January 12, 1999 (File No. 333-30795;
          Film No. 99504706)).
   4.7    Standstill Agreement dated as of June 30, 1998 among Radio
          One, Inc., the subsidiaries of Radio One, Inc., United States
          Trust Company of New York and the other parties thereto
          (incorporated by reference to Radio One's Quarterly Report on
          Form 10-Q for the period ended June 30, 1998 (File No. 333-
          30795; Film No. 98688998)).
   4.9    Stockholders Agreement dated as of March 2, 1999 among
          Catherine L. Hughes and Alfred C. Liggins, III (incorporated by reference to Radio One's Quarterly Report on Form 10-Q for the period ended June 30, 1999 (File No. 000-25969; Film No.
          99686684)).
   5.1    Form of Opinion and consent of Kirkland & Ellis (to be filed by Amendment to this Registration Statement on Form S-1).
  10.1    Office Lease dated February 3, 1997 between National Life
          Insurance Company and Radio One, Inc. for premises located at
          5900 Princess Garden Parkway, Lanham, Maryland, as amended on
          February 24, 1997 (incorporated by reference to Radio One's
          Annual Report on Form 10-K for the period ended December 31,
          1997 (File No. 333-30795; Film No. 98581327)).
  10.1(a) Amendment to Office Lease dated January 22, 1999 between
          National Life Insurance Company and Radio One, Inc. for
          premises located at 5900 Princess Garden Parkway, Lanham,
          Maryland (incorporated by reference to Radio One's Quarterly
          Report on Form 10-Q for the period ended June 30, 1999 (File
          No. 000-25969; Film No. 99686684)).
  10.3    Office Lease commencing November 1, 1993 between Chalrep
          Limited Partnership and Radio One, Inc., with respect to the property located at 100 St. Paul Street, Baltimore, Maryland
          (incorporated by reference to Radio One's Annual Report on
          Form 10-K for the period ended December 31, 1997 (File No.
          333-30795; Film No. 98581327)).

  Exhibit
    No.                             Description                            Page
  -------                           -----------                            ----
  10.6     Warrantholders' Agreement dated as of June 6, 1995, as
           amended by the First Amendment to Warrantholders' Agreement dated as of May 19, 1997, among Radio One, Inc., Radio One
           Licenses, Inc. and the other parties thereto (incorporated by reference to Radio One's Annual Report on Form 10-K for the period ended December 31, 1997 (File No. 333-30795; Film
           No. 98581327)).
  10.7(a)  Second Amendment to the Warrantholders' Agreement dated as of
           May 3, 1999, among Radio One, Inc., Radio One Licenses, Inc.
           and the other parties thereto (incorporated by reference to
           Radio One's Quarterly Report on Form 10-Q for the period
           ended June 30, 1999 (File No. 000-25969; Film No. 99686684)).
  10.17    Credit agreement dated June 30, 1998 among Radio One, Inc., as the borrower and NationsBank, N.A., as Documentation Agent and Credit Suisse First Boston as the Agent (incorporated by reference to Radio One's Quarterly Report on Form 10-Q for the period ended June 30, 1998 (File No. 333-30795; Film No.
           98688998)).
  10.21    Time Management and Services Agreement dated March 17, 1998, among WYCB Acquisition Corporation, Broadcast Holdings, Inc.,
           and Radio One, Inc. (incorporated by reference to Radio One's
           Annual Report on Form 10-K for the period ended December 31,
           1997 (File No. 333-30795; Film No. 98581327)).
  10.30    Agreement dated February 20, 1998 between WUSQ License
           Limited Partnership and Radio One, Inc. (incorporated by
           reference to Radio One's Annual Report on Form 10-K for the period ended December 31, 1997 (File No. 333-30795; Film No.
           98581327)).
  10.40    Merger Agreement dated as of March 30, 1999 relating to the acquisition of Radio One of Atlanta, Inc. (incorporated by reference to Radio One's Quarterly Report on Form 10-Q for the period ended June 30, 1998 (File No. 333-30795; Film No.
           98688998)).
  10.41    Asset Purchase Agreement dated as of November 23, 1998 (as amended on December 4, 1998) relating to the acquisition of
           WFUN-FM, licensed to Bethalto, Illinois (incorporated by
           reference to Radio One's Amendment No. 3 to its registration statement on Form S-1 filed on April 14, 1999 (File No. 333-
           74351; Film No. 99593769)).
  10.42    Asset Purchase Agreement relating to the Acquisition of WENZ-
           FM and WERE-AM, both licensed to Cleveland, Ohio
           (incorporated by reference to Radio One's Amendment No. 3 to its registration statement on Form S-1 filed on April 14,
           1999 (File No. 333-74351; Film No. 99593769)).
  10.43    Asset Purchase Agreement dated as of February 10, 1999
           relating to the acquisition of WDYL-FM, licensed to Chester,
           Virginia (incorporated by reference to Radio One's Amendment
           No. 3 to its registration statement on Form S-1 filed on
           April 14, 1999 (File No. 333-74351; Film No. 99593769)).
  10.44    Asset Purchase Agreement dated as of February 26, 1999
           relating to the acquisition of WJKS-FM, licensed to Crewe
           Virginia, and WARV-FM, licensed Petersburg, Virginia
           (incorporated by reference to Radio One's Amendment No. 3 to its registration statement on Form S-1 filed on April 14,
           1999 (File No. 333-74351; Film No. 99593769)).
  10.45    Asset Purchase Agreement dated as of May 6, 1999 relating to the acquisition of WCDX-FM, licensed to Mechanicsville,
           Virginia, WPLZ-FM, licensed to Petersburg, Virginia, WJRV-FM licensed to Richmond, Virginia, and WGCV-AM licensed to
           Petersburg, Virginia (incorporated by reference to Radio
           One's Registration Statement on Form S-1 filed on October 25,
           1999 (File No. 333-89607; Film No. 99732728)).
  10.45(a) Time Brokerage Agreement dated May 5, 1999 among Radio One,
           Inc. and Sinclair Telecable, Inc. Commonwealth Broadcasting,
           L.L.C. and Radio One, Inc. (incorporated by reference to
           Radio One's Quarterly Report on Form 10-Q for the period
           ended June 30, 1999 (File No. 000-25969; Film No. 99686684)).

 Exhibit
   No.                             Description                             Page
 -------                           -----------                             ----
  10.46  Stock Purchase Agreement dated as of October 26, 1998, by and between Radio One and Syndicated Communications Venture
         Partners, II, L.P. (incorporated by reference to Radio One's
         Annual Report on Form 10-K for the period ended December 31,
         1998 (File No. 333-30795; Film No. 99581532)).
  10.50  Amended and Restated Credit Agreement dated as of February 26,
         1999, among Radio One, Inc., as the borrower, and Nations Bank,
         N.A., as Administrative Agent, and Credit Suisse First Boston,
         as the Documentation Agent (incorporated by reference to Radio
         One's Amendment No. 3 to its registration statement on Form S-1 filed on April 14, 1999 (File No. 333-74351; Film No.
         99593769)).
  10.52  Asset Purchase Agreement dated as of May 24, 1999 relating to the acquisition of WBOT-FM, licensed to Brockton, Massachusetts
         (incorporated by reference to Radio One's Quarterly Report on
         Form 10-Q for the period ended June 30, 1999 (File No. 000-
         25969; Film No. 99686684)).
  10.53  Time Brokerage Agreement dated May 24, 1999 among Radio One,
         Inc. and Radio Station WBOT-FM, Brockton, Massachusetts
         (incorporated by reference to Radio One's Quarterly Report on
         Form 10-Q for the period ended June 30, 1999 (File No. 000-
         25969; Film No. 99686684)).
  10.54  Agreement and Plan of Warrant Recapitalization dated as of
         February 25, 1999, among Radio One, Inc., Radio One Licenses,
         Inc. and the other parties thereto (incorporated by reference to Radio One's Quarterly Report on Form 10-Q for the period ended June 30, 1999 (File No. 000-25969; Film No. 99686684)).
  10.55  Employment Agreement between Radio One, Inc. and Scott R.
         Royster dated effective as of January 1, 1999 (incorporated by reference to Radio One's Registration Statement on Form S-1 filed on October 25, 1999 (File No. 333-89607; Film No.
         99732728)).
  10.57  Asset Purchase Agreement dated as of December 1, 1999 relating to the acquisition of WPLY-FM, licensed to Philadelphia,
         Pennsylvania.
  21.1   Subsidiaries of Radio One, Inc. (incorporated by reference to
         Radio One's Registration Statement on Form S-1 filed on March
         12, 1999 (File No. 333-74351; Film No. 99564316)).
  23.1   Consent of Arthur Andersen, L.L.P.
  23.2   Consent of Mitchell & Titus, L.L.P.
  23.3   Consent of Kirkland & Ellis (included in Exhibit 5.1).
  27.1   Financial Data Schedule.